      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2000
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          DIGITAL COMMERCE CORPORATION
             (Exact Name of Registrant as Specified in its Charter)
                             ---------------------

           DELAWARE                           7389                          54-1766836
(State or Other Jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)        Identification Number)

                  575 HERNDON PARKWAY, HERNDON, VIRGINIA 20170
                                 (703) 456-6500
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                             ---------------------

                         ROBERT E. CRAWFORD, JR., ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                  575 HERNDON PARKWAY, HERNDON, VIRGINIA 20170
                                 (703) 456-6500
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------

                                   Copies to:

       BRUCE A. CHEATHAM, ESQ.             ROBERT E. CRAWFORD, JR., ESQ.                 NEIL GOLD, ESQ.
        JAMES R. GRIFFIN, ESQ.              DIGITAL COMMERCE CORPORATION               BEVERLY CHANEY, ESQ.
   WINSTEAD SECHREST & MINICK P.C.             SENIOR VICE PRESIDENT,              FULBRIGHT & JAWORSKI L.L.P.
        5400 RENAISSANCE TOWER             SECRETARY AND GENERAL COUNSEL                 666 FIFTH AVENUE
           1201 ELM STREET                      575 HERNDON PARKWAY                  NEW YORK, NEW YORK 10103
         DALLAS, TEXAS 75270                  HERNDON, VIRGINIA 20170                     (212) 318-3000
            (214) 745-5400                         (703) 456-6500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                         AGGREGATE OFFERING               AMOUNT OF
                SECURITIES TO BE REGISTERED                           PRICE(1)                 REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share....................         $115,000,000                  $30,360.00
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. DIGITAL COMMERCE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION           , 2000.

[DCC LOGO]
--------------------------------------------------------------------------------

                SHARES

COMMON STOCK

--------------------------------------------------------------------------------

This is the initial public offering of Digital Commerce Corporation. We are
offering        shares of our common stock at a price between $        and $
       per share.

Prior to this offering, there has been no public market for our common stock. We anticipate our common stock will be approved for quotation on the Nasdaq National Market under the symbol "DCCN."

SEE "RISK FACTORS" BEGINNING ON PAGE        TO READ ABOUT FACTORS YOU SHOULD
CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             PER SHARE      TOTAL
Initial public offering price                                $              $
Underwriting discount                                        $              $
Proceeds, before expenses, to Digital Commerce               $              $

If the underwriters sell more than        shares of common stock, the
underwriters have the option to purchase up to an additional        shares from
us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares to purchasers on        , 2000.

DEUTSCHE BANC ALEX. BROWN                                     ROBERTSON STEPHENS
                            BEAR, STEARNS & CO. INC.

PROSPECTUS DATED        , 2000.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in our common stock. Investors should read the entire prospectus carefully.

                          DIGITAL COMMERCE CORPORATION

     We are a leading provider of business-to-government e-commerce solutions for the procurement of products and services. Our solutions enable government entities at the federal, state and local levels to locate vendors, compare prices, negotiate transaction terms, and execute and track purchases. We provide government entities and buyers with a simple, cost-effective and reliable method of implementing business-to-government e-commerce. Our solutions also enable vendors to access multiple government buyers efficiently, automate the transaction process and comply with government-specific purchasing requirements. By leveraging the capabilities of the Internet to address the special characteristics of government purchasing, we seek to streamline procurement and lower the costs of transactions for the government and its vendors.

     We currently serve more than 13,000 registered users at the federal level, including buyers in the U.S. Departments of Defense, Treasury, Justice and Health and Human Services. In addition, our solutions are used at the state and local levels by the State of Connecticut and the Fairfax County, Virginia School Board. As of March 31, 2000, we had 260 vendors listing more than 2.6 million different products and services on our federal e-marketplace, and we had agreements with an additional 420 vendors to list their products and services. Nationally recognized vendors using our solutions include CompUSA, Office Depot, Polaroid and Xerox.

OUR MARKET

     According to the Department of Commerce, federal executive departments and agencies and state and local governments together purchased approximately $400 billion of goods and services in 1999. As in the private sector, government procurement has historically been paper-based and subject to considerable inefficiency. In addition, we believe that the government procurement process has special characteristics that include:

     - a high degree of fragmentation, with more than 60 federal entities and over 300,000 vendors involved in procurement at the federal level;

     - multiple methods of procurement;

     - entity-specific forms and requirements;

     - extensive record keeping; and

     - special policy objectives, including consideration for small and disadvantaged businesses.

     The U.S. government has adopted several initiatives to promote e-commerce, including amending the Office of Federal Procurement Policy Act to mandate that federal government buyers use e-commerce for procurement to the maximum extent practicable and cost-effective. We believe that these initiatives and the special characteristics of the procurement process make government procurement particularly well-suited for our products.

OUR PRODUCTS

     FEDERAL

     - FedCenter.com. FedCenter is a web-based marketplace linking federal government buyers and vendors for purchases of products and services. FedCenter is free to government buyers and is a cost-effective way to comply with the Congressional mandate to use e-commerce. Vendors use FedCenter to list their products and services in a customized FedCenter web site, or FedSite, linked to the FedCenter marketplace.

     - MarketLink. MarketLink is a software product that enables vendors to identify and respond to requests for quotes and requests for proposals from government entities.

     STATE AND LOCAL

     - OrderLink. OrderLink is a web-based purchasing solution that enables state and local government buyers to transact with vendors through pre-negotiated contracts.

     - StateGovCenter.com. StateGovCenter is a web-based solution that enables state and local government buyers to purchase products and services through pre-negotiated contracts or in the open market through vendors' price schedules.

OUR STRATEGY

     We seek to become the leading provider of e-commerce solutions to government entities by implementing the following key strategies:

     - increasing usage by federal government buyers;

     - penetrating state and local markets;

     - expanding our base of vendors;

     - enhancing the functionality and services of our solutions; and

     - pursuing strategic alliances.

RECENT DEVELOPMENTS

     Sale of Series D Preferred Stock. In March 2000, we sold 8,709,902 shares of our Series D redeemable convertible preferred stock for $50.8 million to a group of investors, including Weston Presidio Capital, Highland Capital Partners and SAP Investments. The proceeds are being used to fund working capital. At the closing of this offering, all of our outstanding series of preferred stock will automatically convert into 16,724,131 shares of our common stock.

     Spin-Off of PowerTrust.com, Inc.  In        2000, we spun off
PowerTrust.com, our wholly-owned subsidiary, to our then existing security holders. PowerTrust.com was formed to assist residential consumers in deregulated energy markets in accessing alternative sources of natural gas. We determined that PowerTrust.com was not part of our long-term strategic plan. Our financial information in this prospectus excludes the assets, liabilities and operations of PowerTrust.com.
                            ------------------------

     Our principal executive offices are located at 575 Herndon Parkway, Herndon, Virginia 20170. Our telephone number is (703) 456-6500, and our Internet web sites are www.digitalcommerce.com, www.fedcenter.com, www.stategovcenter.com, orderlink.dmx.com and www.mygovclub.com. The information on our web sites is not a part of this prospectus.

                                  THE OFFERING

Shares offered by Digital Commerce.........           shares

Common stock to be outstanding after this
offering...................................           shares(1)

Estimated net proceeds to Digital
Commerce...................................

Use of proceeds............................    For general corporate purposes,
principally additional sales and marketing expenses, investing in our technology and working capital.

Proposed Nasdaq National Market symbol.....    DCCN

Risk Factors...............................    See "Risk Factors" for a
                                               discussion of factors you should
                                               carefully consider before
                                               deciding to invest in shares of
                                               our common stock.
------------
(1) The number of shares of our common stock that will be outstanding after this offering is based on 7,749,598 shares of common stock outstanding as of March 31, 2000 and gives effect to the conversion of all of our outstanding preferred stock into a total of 16,724,131 shares of common stock upon the closing of this offering. It excludes:

    -       shares of common stock issuable upon exercise of stock options
      outstanding as of         , 2000 at a weighted average exercise price of
      $      per share;

    -       shares of common stock available for future grant under our stock
      option plans as of         , 2000; and

    - 884,920 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2000 that are currently exercisable at an exercise price of $12.00 per share.

     Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriter's overallotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table sets forth our consolidated statement of operations data for the periods presented. We acquired the business of Datamatix in August 1999. The unaudited pro forma consolidated statement of operations data gives effect to the acquisition of Datamatix as if it occurred on January 1, 1999.

                                                                                        THREE MONTHS
                                               YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                                    ---------------------------------------------   ---------------------
                                                                       PRO FORMA
                                     1997       1998        1999         1999         1999        2000
                                    -------   ---------   ---------   -----------   ---------   ---------
                                                                      (UNAUDITED)        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..........................  $   518   $   1,375   $   1,437    $   2,731    $     241   $   1,599
Gross profit (loss)...............     (462)        133         467        1,443           18         969
Loss from operations..............   (5,717)    (11,386)    (14,738)     (15,164)      (2,490)     (9,189)
Net loss..........................   (6,192)     (8,597)    (16,093)     (16,545)      (2,676)     (9,490)
Net loss per share -- basic and
  diluted.........................   (11.86)      (5.87)      (3.31)       (3.26)       (0.61)      (1.23)
Weighted average shares
  outstanding -- basic and
  diluted.........................  522,247   1,464,255   4,867,685    5,086,253    4,380,737   7,720,303

The following table sets forth a summary of our consolidated balance sheet data at March 31, 2000:

     - on an actual basis; and

     - on an as adjusted basis to reflect the conversion of our outstanding preferred stock into 16,724,131 shares of common stock upon the closing
       of this offering and the sale of        shares of common stock in this
       offering at an assumed initial public offering price of $       per
       share, after deducting underwriting discounts and commissions and our
       estimated offering expenses of $       million.

                                                                   MARCH 31, 2000
                                                              -------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                              -----------   -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $41,455
Working capital.............................................     32,801
Total assets................................................     48,104
Total indebtedness..........................................      1,665
Redeemable convertible preferred stock......................     47,762
Total stockholders' deficit.................................    (10,752)

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES, ANTICIPATE CONTINUED LOSSES AND MAY BE UNABLE TO ACHIEVE POSITIVE CASH FLOW OR PROFITABILITY.

     We have never been profitable and expect to continue to incur losses for the foreseeable future. It is possible that we will never achieve positive cash flow or profitability. We have incurred net losses in each accounting period since our inception in June 1995. Our net loss was $16.1 million in 1999 and $9.5 million in the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of $47.3 million. We anticipate that our losses will increase in the future, as we expect substantial increases in our costs and expenses as a result of:

     - expanding our sales force;

     - marketing and promoting our products and services, including building recognition of our brand name;

     - expanding and enhancing our operating infrastructure, including hardware and software systems and administrative personnel;

     - extending the functionality and scope of our e-commerce solutions; and

     - expanding our services.

BECAUSE WE HAVE ONLY RECENTLY INTRODUCED OUR SOLUTIONS, YOU MAY HAVE DIFFICULTY ASSESSING OUR BUSINESS AND OUR FUTURE PROSPECTS.

     Prior to December 1998, our operations consisted primarily of consulting services unrelated to our current business and the planning and development of our government e-commerce solutions. We introduced the current version of our primary product, FedCenter, to the public in January 1999. Because we have introduced our solutions only recently, it is difficult to evaluate our business and our future prospects. In addition, due to our limited operating history, we believe period-to-period comparisons of our revenues and results of operations are not meaningful.

OUR ABILITY TO GENERATE REVENUES AND PROFITS IS UNPROVEN.

     Our business is new and our ability to generate revenues or profits from the development of our solutions is unproven. Our business is focused on the business-to-government e-marketplace. It is difficult to predict whether government buyers will accept our e-marketplaces as a viable e-commerce procurement solution. Even if government buyers use our solutions, we cannot predict how much revenue we can expect to generate. It is also difficult to predict whether vendors will use our e-marketplaces. We have entered into the majority of our vendor contracts only within the last six months and transactions on our e-marketplaces to date have been minimal. Our business will be seriously harmed, and we may fail entirely, if buyers and vendors do not use our e-marketplaces.

     In addition, as a result of our limited operating history, the emerging nature of our market and the evolving nature of our business, we are unable to forecast accurately our revenues. We incur expenses based predominantly on operating plans and estimates of future revenues. Our expenses are, to a large extent, fixed. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Accordingly, a failure to meet our revenue projections would have an immediate and negative impact on our profitability.

SIGNIFICANT CHANGES IN THE CONTRACTING OR FUNDING POLICIES OF GOVERNMENT ENTITIES COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATIONS.

     Our business is premised on the current procurement process utilized by government entities. We believe the success and development of our business will continue to depend on significant purchases by government entities. Even temporary changes in government contracting or funding policies could directly affect our financial performance. Among the factors that could materially and adversely affect purchases by government entities and contracting programs are:

     - changes in the governmental procurement processes or requirements;

     - curtailment of the use of technology by governmental agencies in their procurement function;

     - budgetary constraints affecting governmental spending generally, or specific departments or entities in particular, and changes in fiscal policies or available funding;

     - increased privatization of government services and the associated procurement;

     - the adoption of new restrictive laws or regulations;

     - governmental shutdowns, such as the one that occurred during the federal government's 1996 fiscal year; or

     - a downturn in general economic conditions.

These or other factors could cause government entities to reduce or curtail their purchases and could materially and adversely affect our business and your investment.

GOVERNMENT ENTITIES AND VENDORS THAT HAVE ALREADY INVESTED SUBSTANTIAL RESOURCES IN TRADITIONAL METHODS OF PROCUREMENT OR IN-HOUSE E-COMMERCE SOLUTIONS MAY BE RELUCTANT TO ADOPT OUR E-COMMERCE SOLUTIONS.

     Our business is premised on our ability to increase the use of our e-commerce solutions by government entities and our ability to expand our vendor base. Government entities that have developed, or in the future develop, their own e-commerce procurement solutions may be reluctant to adopt our solutions. In addition, vendors that have developed in-house e-commerce solutions to supply products and services to their customers may be reluctant to use our solutions. The failure of government entities or vendors to adopt our solutions could materially and adversely affect our business and your investment.

OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO EXPAND OUR VENDOR AND GOVERNMENT BUYER BASE.

     Our success is dependent in large part on our ability to expand our vendor base and build a critical mass of products and services offered by these vendors. To attract and maintain vendors, we must attract a critical mass of government entities and their procurement agents using our solutions. Procurement agents must perceive value in our solutions. This depends in part upon the breadth of the product and service offerings from our vendors. If we are unable to maintain our existing vendors, add additional vendors and expand the breadth of products and services offered, the attractiveness of our solutions to government buyers will be diminished. This could materially and adversely affect our business and your investment.

IF WE CANNOT TIMELY AND ACCURATELY ADD NEW VENDORS AND VENDOR DATA, OUR BUSINESS AND REPUTATION COULD BE MATERIALLY AND ADVERSELY AFFECTED AND WE COULD LOSE VENDORS.

     We establish dedicated sites for our vendors on FedCenter.com and StateGovCenter.com. As part of that effort, we must enter product information into our database, categorize the information for search purposes and configure the vendor's web site. During the three months ended March 31, 2000, we entered into contracts with vendors to establish web sites at a substantially higher rate than we were able to activate vendor web sites. Our backlog of vendors with signed agreements that have not yet been added to our FedCenter web site has increased from 145 as of December 31, 1999 to 420 as of March 31, 2000. We do not recognize revenues from a vendor until its information is loaded in our system and its web site has been activated. We are generally obligated under our vendor agreements to enter the information into our database and activate the web site within a specified period of time following delivery from the vendor. Our current vendor backlog could make it difficult for us to meet our obligations. Furthermore, if we do not increase our operations staff responsible for implementing new vendor web sites, our backlog may continue to grow. Timely loading of product and service information in our database and the activation of the vendor's web site depends on a number of factors, including the timeliness and accuracy of the information provided to us by vendors, the file formats in which the data is provided to us and our ability to automate and expand our operations to load the data accurately.

IF OUR VENDORS DO NOT SUPPLY US WITH ACCURATE INFORMATION IN A TIMELY MANNER, OUR BUSINESS COULD SUFFER.

     We rely on our vendors to provide us with accurate, complete and up-to-date information about the products and services they offer, and we do not independently verify the information they provide. For example, a vendor must provide us with the type and price of the products and services offered and, if applicable, its status as a certified small or disadvantaged business enterprise. If our vendors do not provide us in a timely manner with accurate, complete and current information about the products and services they offer and promptly update this information when it changes, our database will be less useful to government buyers and may not aid them in complying with governmental regulations. This could reduce our revenues and have a negative effect on our results of operations and financial condition.

WE DO NOT HAVE LONG-TERM AGREEMENTS WITH OUR VENDORS.

     The majority of our vendor agreements are for one year or less. We hope that our vendors will continue their relationship with us for an extended period of time. If our vendors decide not to continue to use our solutions, our business may not become profitable.

OUR SUCCESS DEPENDS ON OUR ABILITY TO CONTINUOUSLY ENHANCE OUR SOLUTIONS.

     Our future success will depend on our ability to enhance our solutions and to continue to develop and introduce new services that keep pace with competitive introductions and technological developments, satisfy diverse and evolving government and vendor requirements and otherwise achieve market acceptance. We may not be successful in developing and marketing future versions or upgrades of our solutions, including the integration of our federal and state solutions into comprehensive web sites, or offering new services that respond to technological advances or new market requirements. Any failure by us to anticipate or respond adequately to changes in technology and government and vendor preferences, or any significant delays in our development efforts, could make our solutions unmarketable or obsolete. This could materially and adversely affect our business and your investment.

FAILURE TO RETAIN OUR KEY PERSONNEL COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND YOUR INVESTMENT.

     Our continued success is highly dependent on the continued services and contributions of our senior management and other key personnel. In particular, our success is largely dependent on the following executives:

     - Tony Bansal, our President and Chief Executive Officer;

     - William H. Seippel, our Executive Vice President and Chief Financial Officer;

     - Gabriel S. Leung, our Senior Vice President and Chief Technology Officer;

     - James C. Daly, our Vice President-Sales; and

     - Norman W. Montgomery, our Senior Vice President.

Many of our executive officers and other employees have joined us only recently and have had a limited time to work together. We cannot assure you that they will be able to work together effectively to manage our growth and operations or that they will continue to provide services to us. The loss of their services could adversely affect our planned development and growth and could materially and adversely affect our business and your investment.

IF WE ARE UNABLE TO ATTRACT AND RETAIN SKILLED PERSONNEL OR EFFECTIVELY TRAIN AND MANAGE OUR GROWING WORK FORCE, YOUR INVESTMENT COULD BE MATERIALLY AND ADVERSELY AFFECTED.

     Our future success depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. We have increased and expect to continue to increase the scope of our operations and our work force. We are particularly dependent on hiring additional personnel to increase our sales, marketing and technical groups. New hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain or attract enough highly qualified personnel.

IF WE FAIL TO CONTINUE TO IMPROVE OUR FINANCIAL AND MANAGERIAL CONTROLS AND REPORTING SYSTEMS AND PROCEDURES, OUR BUSINESS WILL SUFFER AND YOUR INVESTMENT COULD BE MATERIALLY AND ADVERSELY AFFECTED.

     Successful implementation of our business plan requires an effective planning and management process. Our business will suffer if we do not effectively manage our growth. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. Our growth has placed, and our anticipated future growth will place, a significant strain on these controls, systems and procedures.

BECAUSE OUR INDUSTRY IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     The e-commerce market is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are minimal and competitors may develop and offer similar services in the future. Any of these competitors may dominate the market in the future. We expect additional companies will offer competing e-commerce solutions in the future. We have encountered and expect to encounter competition from other providers including:

     - government solutions which exist or may be developed, particularly the General Services Administration's electronic purchasing initiative, GSA Advantage;

     - e-commerce providers, such as American Management Systems, Inc., eFed, Free Markets, Inc., GovCon and ProcureNet.com that currently provide procurement services to government entities;

     - e-commerce providers, such as ezGov, govWorks, Inc. and LINK2GOV.com, that facilitate interaction between government and citizens;

     - enterprise software purchasing system providers such as Ariba, Inc., Commerce One, Inc., Intelysis Electronic Commerce, Inc. and PurchasePro.com, Inc., which presently conduct business-to-business e-commerce and may introduce business-to-government e-commerce services;

     - enterprise resource planning software developers such as Oracle Corporation, PeopleSoft, Inc., SYSCOM Incorporated and SAP, which are developing software that can be used as a platform for electronic procurement with integrated back-end systems;

     - consulting firms, such as Andersen Consulting, CACI, Computer Sciences Corporation, Electronic Data Systems, IBM, Science Applications International Corporation and Unisys; and

     - e-commerce web sites of business retailers, which may also be used by government buyers.

     Many of our current and potential competitors have longer operating histories, larger customer bases and greater brand recognition in business and Internet markets. They also have significantly greater financial, marketing, technical and other resources than we do. In addition, other e-commerce service providers may be acquired by, receive investments from or enter into other commercial or strategic relationships with larger, better-established and better-financed companies. Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand, any of which could materially and adversely affect your investment. New technologies and the expansion of existing technologies may increase the competitive pressures on us by enabling our competitors to offer a similar but lower-cost service or services with more or expanded features. We cannot assure you that we will be able to compete successfully against current and future competitors.

IF WE ARE NOT ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITORS MAY BE ABLE TO DUPLICATE OUR SERVICES.

     Our success and ability to compete depend on our ability to develop and maintain the proprietary aspects of our technology. We rely in part upon our proprietary technology, including various software programs, to operate our solutions. If we fail to protect our intellectual property rights adequately, our competitors might be able to duplicate our solutions. We have not applied for patents on our technology and processes. We are applying for trademark registrations for some of our brand names and our marketing materials are copyrighted. These protections may not be adequate. Although we require our employees to enter into confidentiality agreements and some key employees are subject to non-competition agreements, these agreements may not satisfactorily safeguard our intellectual property.

     Third parties may infringe on or misappropriate our intellectual property rights or may independently develop similar proprietary information. Any infringement, misappropriation or independent development could harm our future financial results. We may, at times, have to incur significant legal costs and spend time defending our intellectual property rights. Any litigation efforts, whether successful or not, would divert both time and resources from the operation and growth of our business.

     There is also significant uncertainty regarding the applicability of existing laws regarding matters such as property ownership, copyrights and other intellectual property rights to the

Internet. The vast majority of the legislation related to these issues was adopted prior to the advent of the Internet and, as a result, this legislation does not contemplate or address the unique issues of the Internet and related technologies. We cannot be sure what laws and regulations may ultimately affect our business or intellectual property rights.

OTHERS MAY ASSERT THAT OUR TECHNOLOGY INFRINGES ON THEIR INTELLECTUAL PROPERTY RIGHTS.

     The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. This could have a material adverse effect on your investment. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties. We may not be able to obtain necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are too costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technology.

FAILURES OF THE INTERNET, OUR HARDWARE SYSTEMS OR OUR SOFTWARE COULD RESULT IN SERVICE AND DEVELOPMENT DELAYS THAT COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND YOUR INVESTMENT.

     A significant disruption in our online solutions could seriously undermine our vendors' and buyers' confidence in our business. During these disruptions, participants may lose their online connection or transactions may be delayed. Any interruptions in our service may undermine confidence in the reliability of our business. Our solutions require the successful technical operation of the Internet and an entire chain of software, hardware and telecommunications equipment. This chain includes the personal computers and network connections of vendors and government buyers, our network servers, operating systems, databases and networking equipment. A failure of the Internet or any element in this chain could partially or completely disrupt our business.

WE DO NOT MAINTAIN A REDUNDANT DATA CENTER.

     We are dependent on a third-party Internet service provider to host our solutions and do not maintain a redundant data center at a separate location. In addition, hardware and software are potentially vulnerable to damage or interruption from human error, sabotage, fire, flood, earthquake, power loss, telecommunications failure and similar events. We do not have a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for all of the losses that may occur as a result of any system failure or disruption.

OTHERS MAY REFUSE TO LICENSE IMPORTANT TECHNOLOGY TO US OR MAY INCREASE THE FEES THEY CHARGE US FOR THIS TECHNOLOGY.

     We rely on third parties to provide us with portions of the software and hardware used to deliver our solutions. For example, we use GlobalCenter for the hosting of our web sites and we license a significant portion of our internal software systems from InterWorld Corporation. These third parties may increase their fees significantly or refuse to license their software or provide their hardware to us. While other vendors may provide the same or similar technology, we cannot be certain that we can obtain the required technology on acceptable terms, if at all. If we are unable to obtain required technology at a reasonable cost, our growth prospects and operating results may be harmed and our business and your investment materially and adversely affected.

WE MAY NOT BE ABLE TO PREDICT ACCURATELY THE RATE OF INCREASE IN THE USAGE OF OUR E-COMMERCE SOLUTIONS, WHICH MAY AFFECT OUR ABILITY TO EXPAND AND UPGRADE OUR SYSTEMS.

     Our ability to maintain our e-commerce marketplaces successfully and provide acceptable levels of customer service largely depends on the efficient and uninterrupted operation of our computer and communication systems. Traffic in our e-marketplaces may increase to the point where we must expand and upgrade some of our transaction processing systems and related hardware and software. If we do not upgrade our systems and related hardware and software appropriately, we may experience degraded performance, which could materially and adversely affect our business and your investment.

OUR QUARTERLY RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND OUR STOCK PRICE MAY DECLINE IF WE DO NOT MEET EXPECTATIONS OF INVESTORS AND ANALYSTS.

     We expect our quarterly operating results will fluctuate significantly due to many factors, a number of which are outside of our control, including:

     - demand for and market acceptance of our e-commerce solutions;

     - seasonal fluctuations in the government procurement cycle;

     - inconsistent growth, if any, of our vendor base;

     - timing of our recognition of revenues;

     - variations in the dollar value of transactions effected through our e-marketplaces; and

     - introduction of new services or enhancements, or changes in pricing policies, by us and our competitors.

     We believe quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of results of operations are not necessarily meaningful and that, as a result, such comparisons should not be relied upon as indications of future performance. Due to these and other factors, it is possible that our operating results will be below market analysts' expectations in some future quarters, which could cause the market price of our stock to decline.

WE COULD BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS AND THIRD-PARTY LIABILITY CLAIMS RELATED TO PRODUCTS AND SERVICES PURCHASED THROUGH OUR E-COMMERCE SOLUTIONS.

     Our vendors use our e-commerce solutions to provide products and services and our government buyers use our solutions for the procurement of these products and services. Any errors, defects or other performance problems in these products and services could result in financial or other damages to our vendors and government buyers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could materially and adversely harm our business, financial results and your investment.

WE MAY SEEK TO EXPAND OUR BUSINESS THROUGH ACQUISITIONS THAT COULD RESULT IN DIVERSION OF RESOURCES AND EXTRA EXPENSES, WHICH COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     We may in the future pursue acquisitions of businesses, services or technologies, or the establishment of joint venture arrangements, to expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or services could cause a diversion of management's time and our resources. Future acquisitions could result in:

     - potentially dilutive issuances of equity securities;

     - the incurrence of debt and contingent liabilities;

     - amortization of goodwill and other intangibles; and

     - other acquisition-related expenses.

     For example, our acquisition of substantially all of the assets of Datamatix will result in the amortization of approximately $1.3 million of goodwill over the three year period ending in August 2002. Acquired businesses or joint ventures may not be successfully integrated with our operations. If any acquisition or joint venture were to occur, we may not receive the intended benefits of the acquisition or joint venture. If future acquisitions disrupt our operations, our business may suffer.

WE MAY BE REQUIRED TO ISSUE ADDITIONAL WARRANTS TO SOME OF OUR EXISTING WARRANTHOLDERS.

     One of our warrantholders has alleged that a financing transaction in 1998 triggered the anti-dilution provisions of his warrants. As a result, he alleges that he is entitled to receive additional warrants to reverse the effect of this alleged dilution. A substantial amount of our outstanding warrants contain similar anti-dilution provisions. If this allegation proves to be correct, we believe we could be required to issue additional warrants to purchase approximately 120,000 shares of our common stock. However, if a court determined that the anti-dilution provision of these warrants had been triggered, it could decide that a higher number of warrants should be issued. In addition, we may be liable to persons who purchased our securities after this financing transaction based on representations made by us regarding our then current capitalization. If we are found liable for a breach of these representations, your investment could be materially and adversely affected.

WE MAY RECOGNIZE GAIN AND INCUR FEDERAL INCOME TAX IN CONNECTION WITH OUR SPIN-OFF OF POWERTRUST.

     In           2000, we distributed all of the stock of our wholly-owned
subsidiary, PowerTrust.com, Inc., to our then existing security holders. As a result of this distribution, we will recognize gain for federal income tax purposes if the value of the PowerTrust stock distributed exceeds our tax basis in the stock. We have obtained a third-party valuation of PowerTrust to assist us in calculating the tax impact, if any, of the spin-off. However, the IRS is not bound by this valuation. If this valuation is challenged by the IRS and the value of PowerTrust is determined to be higher than the third-party valuation, we may be required to recognize more gain and pay additional federal income taxes.

                    RISKS RELATED TO THE E-COMMERCE INDUSTRY

OUR SUCCESS DEPENDS ON THE INTERNET'S ABILITY TO ACCOMMODATE GROWTH IN
E-COMMERCE.

     The use of the Internet for retrieving, sharing and transferring information among businesses, buyers and vendors has only recently begun to develop. If the Internet is not able to accommodate growth in e-commerce, our business will suffer. The growth in the use of the Internet has caused periods of performance degradation. Our ability to sustain and improve our solutions is limited, in part, by the speed and reliability of the networks operated by third parties. The growth of the market for our solutions is dependent on the continuous expansion and improvement of the Internet infrastructure.

SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER USE OF OUR PRODUCTS AND
SERVICES.

     The secure transmission of information over public networks is required to conduct e-commerce. If our customers are not confident in the security of e-commerce, they may not effect transactions on our e-marketplaces. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in the compromise or breach of the software we use to protect transactions on our e-marketplaces or information in our databases. Anyone who is able to circumvent our security measures could misappropriate, modify or destroy proprietary information or confidential customer information, as well as place false orders or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. A well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could materially and adversely affect our business and your investment.

THE INABILITY TO ACQUIRE OR MAINTAIN EFFECTIVE WEB DOMAIN NAMES COULD CREATE CONFUSION AND DIVERT TRAFFIC AWAY FROM OUR E-MARKETPLACES.

     We currently hold various Internet web addresses for our e-marketplaces. Our inability to prevent third parties from acquiring web addresses that are similar to our addresses could create confusion that diverts traffic to competing web sites, thereby adversely affecting our business. The acquisition and maintenance of web addresses generally is regulated by third-party organizations granted control over Internet registrations by the government. The regulation of web addresses in the United States is subject to change. As a result, we may not be able to acquire or maintain relevant web addresses. The relationship between rules governing these addresses and laws protecting proprietary rights, such as trademark laws, is unclear.

WE MAY BE SUBJECT TO LEGAL LIABILITY FOR CONTENT ON OUR NETWORK, WHICH COULD MATERIALLY AND ADVERSELY AFFECT YOUR INVESTMENT.

     We may be subject to legal claims relating to the content in our network, or the downloading and distribution of this content. Claims could involve matters such as fraud, defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Even if we are ultimately successful in our defense of these types of claims, any litigation is costly and these types of claims could materially and adversely affect our business and your investment.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES COULD IMPAIR THE GROWTH OF THE INTERNET, DECREASE DEMAND FOR OUR SERVICES AND INCREASE OUR COST OF DOING BUSINESS.

     The laws governing Internet transactions remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet could increase our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet.

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The growth and development of the e-commerce market may prompt calls for more stringent laws governing consumer protection and the taxation of e-commerce. Non-compliance with any newly adopted laws and regulations could expose us to significant liabilities.

IF OUR WEB SITES BECOME THE SUBJECT OF ELECTRONIC ATTACK, OUR BUSINESS COULD BE HARMED.

     Recently, several prominent web sites have been the subject of electronic attack. These attacks include the defacing and, in some cases, the total shutdown of the web site through electronic means. Several government-related web sites have been the subject of these types of attacks. We may experience these types of attacks in the future. An electronic attack on our web sites could seriously harm our business and materially and adversely affect your investment.

               RISKS RELATED TO THIS OFFERING OF OUR COMMON STOCK

WE WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS FROM THIS OFFERING. OUR SUCCESS AND GROWTH DEPENDS ON THE BENEFICIAL USE OF THE NET PROCEEDS.

     We intend generally to use the net proceeds from this offering for general corporate purposes, principally additional sales and marketing expenses, investing in our technology and working capital. However, our board of directors and management will have broad discretion in the use of the net proceeds from this offering. Investors will be relying on the judgment of our board of directors and management regarding the application of the proceeds of this offering.

AS A RESULT OF THE LIMITED NUMBER OF OUR SHARES THAT WILL TRADE IN THE PUBLIC MARKET, SUBSTANTIAL SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     In this offering, we will sell        shares of common stock, which
represent approximately        % of the total number of shares of our common
stock that will be outstanding upon the completion of this offering. If new investors or our current stockholders sell substantial amounts of our common stock in the public market following this offering, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. The negative effect of these sales on the market price of our common stock could be more pronounced given the small number of shares offered to the public in this offering relative to the total number of shares of our common stock to be outstanding following this offering. In addition, these sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     Upon completion of this offering, we will have outstanding        shares of
common stock. Of these shares, the shares sold in this offering are freely
tradable. The remaining        shares, or approximately        % of our
outstanding common stock, will become eligible for sale in the public market as follows:

              NUMBER OF SHARES                                      DATE
              ----------------                                      ----
                              ...............   Immediately upon the offering
                              ...............   90 days after the date of this prospectus if
                                                the sales meet the conditions of Rule 701
                                                under the federal securities laws
                              ...............   180 days after the date of this prospectus,
                                                if the sales meet the conditions of Rule 144
                                                under the federal securities laws
                              ...............   More than 180 days after the date of this
                                                prospectus, if the sales meet the conditions
                                                of Rule 144 under the federal securities laws

     The above table gives effect to the lock-up arrangements with the underwriters under which our directors, officers and some of our current stockholders have agreed not to sell or
otherwise dispose of an aggregate of        shares of common stock. The
underwriters may remove these lock-up restrictions prior to 180 days after the offering without prior notice.

OUR STOCK HAS NO PRIOR TRADING MARKET, AND YOU MAY NOT BE ABLE TO RESELL YOUR STOCK AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     Before this offering, there has been no public trading market for our common stock and an active trading market may not develop or be sustained after this offering. Further, the trading market price of our common stock may decline below our initial public offering price. The initial public offering price has been determined by negotiations between the representatives of the underwriters and us.

INTERNET RELATED STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS OUR STOCK PRICE.

     The stock market, and specifically the stock prices of Internet related companies, have been extremely volatile. This volatility is often not related to the operating performance of the companies affected. This broad market volatility and industry volatility may reduce the price of our common stock without regard to our operating performance. Due to this volatility, the market price of our common stock could significantly decrease. Factors that could affect the market price of our common stock include:

     - quarterly fluctuations in our operating results;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies; and

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments.

OUR EXISTING STOCKHOLDERS WILL CONTROL ALL MATTERS REQUIRING A STOCKHOLDER VOTE. THEIR INTERESTS MAY CONFLICT WITH YOURS.

     Upon the closing of this offering, our management, Atocha, L.P., Weston Presidio Capital and Highland Capital Partners will control approximately
       % of our outstanding voting stock. If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies. For instance, these stockholders would, if they voted together, be able to control the outcome of all stockholder votes, including votes concerning director elections, bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Digital Commerce, which in turn could have an adverse effect on the market price of our common stock.

AS A NEW INVESTOR, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in net tangible book value. Upon the
consummation of this offering, book value per share will be $        ,
representing an immediate dilution to you of $        per share.

WE HAVE ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BYLAWS THAT COULD PREVENT AN ACQUISITION OF US AT A PREMIUM PRICE.

     Some of the provisions of our charter and bylaws could discourage, delay or prevent an acquisition of us at a premium price even if our stockholders believe the change in control would be in our and their best interests. These provisions:

     - stagger directors' terms on our board of directors, where stockholders elect only a minority of the board of directors each year;

     - permit our board of directors to increase its own size and fill the resulting vacancies;

     - permit our board of directors, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting and other rights as the board of directors may determine;

     - require advance notification of matters to be brought before stockholder meetings;

     - prohibit stockholder action by unanimous written consent; and

     - limit the persons who may call special meetings of stockholders.

     In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The statements, other than statements of historical fact, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," or "believe." We believe that the expectations reflected in these forward-looking statements are reasonable. However, we cannot assure you that these expectations will occur. Our actual future performance could differ materially from these statements. Factors that could cause or contribute to such differences include, but are not limited to:

     - our ability to induce additional government buyers and vendors to participate in our e-commerce solutions;

     - our ability to activate vendor web sites in a timely manner;

     - our success in becoming the primary e-commerce solution for business-to-government procurement;

     - the passage of legislation or the rendering of court decisions adversely affecting the Internet and e-commerce industry;

     - competition in the e-commerce industry; and

     - the advent of new technology.

     You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the statements in those sections.

                                USE OF PROCEEDS

     We estimate the net proceeds we will receive from the sale of our common
stock in this offering will be approximately $       million, at an assumed
initial offering price of $       per share and after deducting the estimated
underwriting discounts and commissions and our estimated offering expenses.

     We intend to use the net proceeds of the offering for general corporate purposes, principally additional sales and marketing expenses, investing in our technology and working capital. The net proceeds used for working capital will be used to support the growth of our business.

     We may also use a portion of the net proceeds for the possible acquisition of additional businesses and technologies or the establishment of joint ventures that are complementary to our current or future business. We have no specific plans or commitments with respect to any acquisitions or joint ventures. We cannot be certain that we will complete any acquisition or joint venture or, that if completed, any acquisition or joint venture will be successful.

     Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

     To effect the spin-off of PowerTrust.com, in        , 2000, we declared a
stock dividend payable to our existing security holders. Purchasers of shares in this offering will not receive this stock dividend.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2000:

     - on an actual basis; and

     - on an as adjusted basis to reflect the conversion of all our outstanding preferred stock into 16,724,131 shares of common stock upon the closing
       of this offering and the sale of        shares of common stock in this
       offering at an assumed initial public offering price of $        per
       share, after deducting underwriting discounts and commissions and our
       estimated offering expenses of $        million.

                                                                 MARCH 31, 2000
                                                              ---------------------
                                                                 (IN THOUSANDS)
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                   (UNAUDITED)
Cash and cash equivalents...................................  $41,455       $
                                                              =======       ===
Series D redeemable convertible preferred stock, $0.01 par
  value; 8,709,902 shares designated; 8,709,902 shares
  issued and outstanding, actual; no shares issued and
  outstanding on an as adjusted basis.......................  $47,762       $--
Stockholders' deficit:
  Series A convertible preferred stock, $0.01 par value;
     300,000 shares designated; no shares issued and
     outstanding, actual and on an as adjusted basis........       --        --
  Series B convertible preferred stock, $0.01 par value;
     6,000,000 shares designated; 5,463,764 shares issued
     and outstanding, actual; no shares issued and
     outstanding on an as adjusted basis....................       55        --
  Series C convertible preferred stock, $0.01 par value;
     3,500,000 shares designated; 2,550,465 shares issued
     and outstanding, actual; no shares issued and
     outstanding on an as adjusted basis....................       25        --
  Common Stock, $0.01 par value, 200,000,000 shares
     authorized; 7,749,598 shares issued and outstanding,
     actual;        shares issued and outstanding on an as
     adjusted basis.........................................       78
  Additional capital........................................   36,436
  Accumulated deficit.......................................  (47,346)
                                                              -------       ---
          Total stockholders' deficit.......................  (10,752)
                                                              -------       ---
          Total capitalization..............................  $37,010       $
                                                              =======       ===

                                    DILUTION

     As of March 31, 2000, we had a pro forma net tangible book value of $
       , or $        per share of common stock. Pro forma net tangible book
value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock assuming the conversion of all outstanding shares of our convertible preferred stock into common stock upon completion of this offering. After giving effect to the
issuance of        shares of common stock at an assumed public offering price of
$        per share, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book
value after this offering would have been approximately $        , or
approximately $        per share of common stock. This represents an immediate
increase in pro forma net tangible book value of $        per share to our
existing stockholders and an immediate dilution of $        per share to new
investors in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................              $
  Pro forma net tangible book value per share before this
     offering...............................................   $
  Increase per share attributable to new investors..........   $
                                                               --------
Pro forma net tangible book value per share after this
  offering..................................................              $
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     As of March 31, 2000, the following table summarizes, on a pro forma basis for the conversion of all outstanding shares of our preferred stock into common stock, the difference between existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid.

                                    SHARES PURCHASED     TOTAL CONSIDERATION
                                   ------------------    --------------------    AVERAGE PRICE
                                    NUMBER    PERCENT     AMOUNT     PERCENT       PER SHARE
                                   --------   -------    ---------   --------    -------------
Existing stockholders............
New investors....................
                                   --------     ---      --------      ---
          Total..................               100%                   100%
                                   ========     ===      ========      ===

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table presents selected financial data about us. You should read this information together with "Summary Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes relating to those statements and our unaudited pro forma consolidated statement of operations and the notes relating to that statement appearing elsewhere in this prospectus.

     We acquired the business of Datamatix in August 1999. The unaudited pro forma consolidated statement of operations data gives effect to the acquisition of Datamatix as if it occurred on January 1, 1999.

                                                                                                             THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                                MARCH 31,
                                    ---------------------------------------------------------------------   ---------------------
                                                                                               PRO FORMA
                                      1995(1)      1996      1997       1998        1999         1999         1999        2000
                                    -----------   -------   -------   ---------   ---------   -----------   ---------   ---------
                                    (UNAUDITED)                                               (UNAUDITED)        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..........................    $    --     $    97   $   518   $   1,375   $   1,437    $   2,731    $     241   $   1,599
Costs of revenues.................         --         389       980       1,242         970        1,288          223         630
                                      -------     -------   -------   ---------   ---------    ---------    ---------   ---------
Gross profit (loss)...............         --        (292)     (462)        133         467        1,443           18         969
Operating expenses:
 Sales and marketing..............        106         712        27         328       6,194        6,197        1,093       5,867
 Product development..............        289         176       258         704         721          721          126         792
 General and administrative.......        486       3,315     3,258       5,322       7,518        8,487          927       3,142
 Depreciation and amortization....         --         885     1,200       1,361         747        1,177          337         332
 Non-cash employee stock
   compensation...................         --         424       512       3,804          25           25           25          25
                                      -------     -------   -------   ---------   ---------    ---------    ---------   ---------
       Total operating expenses...        881       5,512     5,255      11,519      15,205       16,607        2,508      10,158
                                      -------     -------   -------   ---------   ---------    ---------    ---------   ---------
Loss from operations..............       (881)     (5,804)   (5,717)    (11,386)    (14,738)     (15,164)      (2,490)     (9,189)
Interest expense, net.............         --        (289)     (475)     (1,401)     (1,526)      (1,552)        (186)       (301)
                                      -------     -------   -------   ---------   ---------    ---------    ---------   ---------
Loss before extraordinary item....       (881)     (6,093)   (6,192)    (12,787)    (16,264)     (16,716)      (2,676)     (9,490)
Extraordinary item -- gain on debt
 restructuring....................         --          --        --       4,190         171          171           --          --
                                      -------     -------   -------   ---------   ---------    ---------    ---------   ---------
Net loss..........................    $  (881)    $(6,093)  $(6,192)  $  (8,597)  $ (16,093)   $ (16,545)   $  (2,676)  $  (9,490)
                                      =======     =======   =======   =========   =========    =========    =========   =========
Net loss per share -- basic and
 diluted:
 Loss before extraordinary item...    $ (2.31)    $(12.92)  $(11.86)  $   (8.73)  $   (3.34)   $   (3.29)   $   (0.61)  $   (1.23)
 Extraordinary item...............         --          --        --        2.86        0.03         0.03           --          --
                                      -------     -------   -------   ---------   ---------    ---------    ---------   ---------
 Net loss.........................    $ (2.31)    $(12.92)  $(11.86)  $   (5.87)  $   (3.31)   $   (3.26)   $   (0.61)  $   (1.23)
                                      =======     =======   =======   =========   =========    =========    =========   =========
Weighted average shares
 outstanding -- basic and
 diluted..........................    382,000     471,664   522,247   1,464,255   4,867,685    5,086,253    4,380,737   7,720,303
                                      =======     =======   =======   =========   =========    =========    =========   =========

------------

(1) Period from June 5, 1995 (date of inception) to December 31, 1995.

                                                                              DECEMBER 31,
                                                              ---------------------------------------------    MARCH 31,
                                                              1995     1996      1997      1998      1999        2000
                                                              -----   -------   -------   -------   -------   -----------
                                                                (UNAUDITED)                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  --   $     4   $   402   $ 2,824   $ 3,713     $41,455
Working capital (deficit)...................................   (600)   (2,231)   (8,607)      138    (7,220)     32,801
Total assets................................................      5     3,067     2,187     3,989     7,020      48,104
Total indebtedness..........................................    443     3,832     5,308     5,828    12,490       1,665
Redeemable convertible preferred stock......................     --        --        --        --        --      47,762
Total stockholders' deficit.................................   (594)   (3,264)   (6,992)   (3,938)  (10,806)    (10,752)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our financial condition and consolidated results of operations. This discussion should be read together with our consolidated financial statements and related notes and the pro forma consolidated statement of operations and the notes related to that statement appearing elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of business-to-government e-commerce solutions for the procurement of products and services. Our solutions enable government buyers at the federal, state and local levels to locate vendors of desired products and services more efficiently, compare prices among those vendors and execute and track their purchases. At the same time, we enable vendors to access multiple government entities efficiently, automate the order process and comply with specialized government purchasing requirements.

     We were incorporated in Delaware in 1995 with an initial focus on establishing a non-government e-commerce site for buying and selling a variety of products. In 1996, we acquired all of the outstanding common stock of InterFed Group, Inc. InterFed had developed a web site known as FedCenter.com, which was an information-only site for government vendors. From 1996 through 1997, we primarily conducted research and development relating to FedCenter and provided consulting services to government agencies. During this period, the majority of our revenues and costs of revenues were generated from consulting services.

     In 1998, we retained our current president and revised our business plan to develop FedCenter into an e-commerce procurement solution for the business-to-government market. We developed a new version of FedCenter incorporating a transaction capability, which we launched in January 1999. In August 1999, we enhanced our product offering through the acquisition of substantially all of the assets of Datamatix, Inc. in exchange for our common stock. The Datamatix acquisition provided us with our MarketLink and OrderLink products. To support our products, we bolstered our management team, substantially increased the size of our sales force and initiated an aggressive marketing campaign to increase our name recognition in the marketplace. We also retained additional operations and financial personnel to support our growth.

     In late 1999, we elected to spin-off PowerTrust.com, our wholly-owned subsidiary, to our existing security holders. PowerTrust.com was formed to assist residential consumers in deregulated energy markets in accessing alternative sources of natural gas. This decision was made to further emphasize our focus on our business-to-government e-commerce solutions. The spin-off of
PowerTrust.com occurred in        2000.

REVENUE SOURCES AND REVENUE RECOGNITION

     Our revenues are generated from site construction, subscription and transaction fees from our vendors. Site construction fees for the development and activation of dedicated vendor web sites linked to our e-marketplaces are recognized upon completion and delivery of the site. Amounts received in advance of delivery of the site are deferred and recognized upon delivery. Monthly subscription fees to keep vendor sites active are recognized monthly as earned. Fees earned for transactions processed electronically through the vendor sites are recognized as revenue when the transaction occurs. To date, transaction fees have been minimal. However, we expect transaction fees to increase as we expand our base of vendors and government buyers. At no point during the process do we take possession of the products being bought and sold or bear inventory risk associated with the products offered on our system.

     We also earned revenues in 1999 and prior periods from software sales and professional consulting fees, which we expect to decline in future years.

COSTS OF REVENUES AND OPERATING EXPENSES

     Costs of revenues. Our costs of revenues consist of all direct costs associated with performance under our contractual agreements, including labor costs associated with site construction and activation, upgrades and consulting services. Costs of revenues also include our Internet service provider costs.

     Sales and marketing expenses. Our sales and marketing expenses primarily consist of compensation for sales and marketing personnel and marketing and advertising costs. All advertising costs are expensed as incurred. Sales and marketing expenses also include account development costs associated with training for buyers and customer support for buyers and vendors. We expect sales and marketing expenses to continue to increase significantly as we continue to expand our sales force and increase our marketing and advertising.

     Product development expenses. Product development expenses include expenses for the continued development and enhancement of our solutions. These costs include compensation for development and engineering personnel and payments to third-party consultants. Product development expenses are expensed as incurred until technological feasibility has been established, after which such costs are capitalized. To date, product development expenses have been expensed, as the time period between technological feasibility and general release of a product has not been significant and the expenses incurred during that time period have not been material. These costs are expected to increase in future periods to support our anticipated growth through the hiring of additional development and engineering personnel and through development of new products and services.

     General and administrative expenses. General and administrative expenses primarily consist of management and executive compensation and benefits, professional services such as legal and accounting expenses, and other general corporate expenses such as facilities costs. We expect general and administrative expenses to continue to increase as we invest in our infrastructure to support our anticipated growth.

QUARTERLY OPERATING RESULTS

     The following table sets forth financial information for each of our five most recent quarters. You should note that due to our limited operating history and significant growth, period-to-period comparisons of our revenues and consolidated results of operations are not necessarily meaningful. You should read this table in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We have prepared this unaudited information on the same basis as our audited statements, and we believe it includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our consolidated operating results for the quarters presented.

                                                   THREE MONTHS ENDED
                             ---------------------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                               1999        1999        1999(1)        1999(1)       2000(1)
                             ---------   --------   -------------   ------------   ---------
                                                     (IN THOUSANDS)
Revenues...................   $   241    $   162       $   482        $   552       $ 1,599
Costs of revenues..........       223        246           243            258           630
                              -------    -------       -------        -------       -------
Gross profit (loss)........        18        (84)          239            294           969
Operating expenses:
  Sales and marketing......     1,093        867         1,960          2,274         5,867
  Product development......       126        201            95            299           792
  General and
    administrative.........       927      1,080         1,871          3,640         3,142
  Depreciation and
    amortization...........       337         64           116            230           332
  Non-cash employee stock
    compensation...........        25         --            --             --            25
                              -------    -------       -------        -------       -------
         Total operating
           expenses........     2,508      2,212         4,042          6,443        10,158
                              -------    -------       -------        -------       -------
Loss from operations.......    (2,490)    (2,296)       (3,803)        (6,149)       (9,189)
Interest expense, net......      (186)      (333)         (454)          (553)         (301)
                              -------    -------       -------        -------       -------
Loss before extraordinary
  item.....................    (2,676)    (2,629)       (4,257)        (6,702)       (9,490)
Extraordinary item.........        --         --            --            171            --
                              -------    -------       -------        -------       -------
         Net loss..........   $(2,676)   $(2,629)      $(4,257)       $(6,531)      $(9,490)
                              =======    =======       =======        =======       =======

------------

(1) Includes the results of operations of Datamatix since the date of acquisition in August 1999.

RESULTS OF OPERATIONS

     The consolidated results of operations include the operations of Datamatix from the date of its acquisition by us in August 1999. As a result of the
spin-off of PowerTrust in        2000, our historical consolidated financial
statements exclude PowerTrust's operations since its inception in 1999.

THREE MONTHS ENDED MARCH 31, 2000 VS. THREE MONTHS ENDED MARCH 31, 1999

     Revenues. Revenues for the three months ended March 31, 2000, or the 2000 period, increased to $1.6 million from $241,000 for the three months ended March 31, 1999, or the 1999 period. Revenues from FedCenter site construction fees increased to $685,000 in the 2000 period from $39,000 in the 1999 period, as we activated 151 vendor sites during the 2000 period compared to seven vendor sites during the 1999 period. FedCenter subscription fee revenues increased to $204,000 in the 2000 period from $44,000 in the 1999 period, as our vendor base increased to 260 active sites as of March 31, 2000 from 33 active sites as of March 31, 1999. Revenues in the 2000 period include $680,000 relating to MarketLink and OrderLink due to the acquisition of Datamatix in August 1999. We had $158,000 of revenues from professional consulting services in the 1999 period. There were no revenues from professional consulting services in the 2000 period.

     Costs of revenues. Costs of revenues increased to $630,000 in the 2000 period from $223,000 in the 1999 period. The increase in costs of revenues resulted primarily from additional site construction costs offset by a decrease in professional consulting services costs. Gross profit percentage increased to 60.6% in the 2000 period from 7.5% in the 1999 period due primarily to high labor costs associated with consulting contracts completed during 1999. In addition, gross profit in the 2000 period was higher due to increased revenues from subscription fees, which have relatively low associated costs. We expect subscription fees to comprise a larger portion of our revenues as our active vendor base grows.

     Sales and marketing expenses. Sales and marketing expenses increased to $5.9 million in the 2000 period from $1.1 million in the 1999 period. This increase was primarily attributable to the growth of our sales force to 113 sales representatives in 11 sales offices as of March 31, 2000 from 12 sales representatives in one sales office as of March 31, 1999 and increased marketing and advertising activities. In late 1999, we initiated an account development team, which grew to 24 representatives as of March 31, 2000 from none as of March 31, 1999. Sales commissions and bonuses increased to $2.5 million in the 2000 period from $17,000 in the 1999 period. Marketing and advertising expenditures increased to $1.9 million in the 2000 period from $930,000 in the 1999 period.

     Product development expenses. Product development expenses increased to $792,000 in the 2000 period from $126,000 in the 1999 period. This increase was primarily attributable to the growth of our product development group to 40 employees as of March 31, 2000 from 11 employees as of March 31, 1999. The increased personnel and associated costs relate primarily to continued modifications of our solutions to support growth and the addition of products such as StateGovCenter, MarketLink and OrderLink.

     General and administrative expenses. General and administrative expenses increased to $3.1 million in the 2000 period from $927,000 in the 1999 period. The primary components of this increase were compensation expenses of $2.2 million in the 2000 period compared to $473,000 in the 1999 period, as we increased the size of our management team. In addition, professional fees increased to $719,000 in the 2000 period from $161,000 in the 1999 period due primarily to our use of third-party consultants to design and implement a human resources management program.

     Depreciation and amortization. Depreciation and amortization was $332,000 for the 2000 period and $337,000 for the 1999 period. During the 2000 period, depreciation and amortization was primarily comprised of depreciation of our computer equipment and goodwill amortization of $109,000 related to our Datamatix acquisition in August 1999. During the 1999 period, there was $290,000 of amortization related to our InterFed acquisition. The goodwill from the InterFed acquisition became fully amortized during the second quarter of 1999.

     Non-cash employee stock compensation. There was $25,000 of non-cash employee stock compensation expense in the 2000 period and the 1999 period as a result of the issuance of common stock to our president under his employment agreement.

     Interest expense, net. Net interest expense increased to $301,000 in the 2000 period from $186,000 in the 1999 period. This increase was attributable to increased average indebtedness outstanding during the 2000 period compared to the 1999 period, partially offset by an increase in interest income to $120,000 in the 2000 period from $12,000 in the 1999 period. During March 2000, all convertible related party notes outstanding were converted into preferred stock. As a result, we expect that interest expense for the remainder of 2000 will be lower than in 1999.

YEAR ENDED DECEMBER 31, 1999 VS. YEAR ENDED DECEMBER 31, 1998

     Revenues. Revenues were $1.4 million in 1999 and 1998. However, the sources of these revenues varied between the two periods. Revenues from FedCenter site construction fees and subscription revenues increased to $597,000 in 1999 from $140,000 in 1998, as we activated 93 vendor sites during 1999 compared to 25 vendor sites during 1998 and increased our vendor base to 115 active sites as of December 31, 1999 from 26 active sites as of December 31, 1998. Revenues in 1999 include $486,000 relating to MarketLink and OrderLink due to the acquisition of Datamatix in August 1999. Revenues from professional consulting services decreased to $334,000 in 1999 from $1.2 million in 1998, primarily due to the completion of two consulting contracts in the first quarter of 1999.

     Costs of revenues. Costs of revenues decreased to $970,000 in 1999 from $1.2 million in 1998. The decrease in costs of revenues resulted primarily from the shift in the source of revenues from professional consulting services to our e-commerce solutions. Gross profit as a percentage of revenues increased to 32.5% in 1999 from 9.7% in 1998. The gross profit percentage increased as a result of the lower costs associated with our e-commerce solutions, compared to the higher labor costs associated with our consulting contracts.

     Sales and marketing expenses. Sales and marketing expenses increased to $6.2 million in 1999 from $328,000 in 1998. This increase was primarily attributable to the marketing and advertising campaign that we launched during 1999. Marketing and advertising costs increased to $4.2 million in 1999 from $313,000 in 1998. In addition, our sales force increased to 61 sales representatives in seven sales offices as of December 31, 1999 from four sales representatives in one sales office as of December 31, 1998. Sales commissions and bonuses increased to $1.8 million in 1999 from none during 1998.

     Product development expenses. Product development expenses were $721,000 in 1999 and $704,000 in 1998. The expenses in 1998 related to the cost of developing the current version of FedCenter, including adding a transaction capability. In 1999, the development department focused on enhancing the functionality of our solutions, including adding new product categories and modifying our software to increase scalability.

     General and administrative expenses. General and administrative expenses increased to $7.5 million in 1999 from $5.3 million in 1998. The primary components of this increase were compensation expense of $3.6 million in 1999 compared to $2.0 million in 1998 due to an increase in the size of our management team and an accrual of additional compensation and related expenses owed to a former officer. Further, professional fees increased to $1.3 million in 1999 from $638,000 in 1998. In addition, we incurred $375,000 in 1999 for the settlement of a litigation matter.

     Depreciation and amortization. Depreciation and amortization decreased to $747,000 in 1999 from $1.4 million in 1998. This was primarily attributable to a decrease in the amortization of goodwill related to our InterFed acquisition to $290,000 in 1999 from $1.2 million in 1998 as goodwill became fully amortized in the second quarter of 1999. This was partially offset by goodwill amortization of $146,000 related to our Datamatix acquisition.

     Non-cash employee stock compensation. Non-cash employee stock compensation expense decreased to $25,000 in 1999 from $3.8 million in 1998. The 1999 expense was a result of the issuance of common stock to our president under his employment agreement. The 1998 expense was the result of the acceleration of all options outstanding under our 1996 incentive stock option plan due to a change of control provision in the 1996 plan triggered upon the conversion of a related party note.

     Interest expense, net. Net interest expense was $1.5 million in 1999 and $1.4 million in 1998.

     Extraordinary item -- gain on debt restructuring. Extraordinary gains on restructuring declined to $171,000 in 1999 from $4.2 million in 1998. These gains related to the restructuring of our notes payable and other obligations, a substantial majority of which were restructured in the fourth quarter of 1998.

YEAR ENDED DECEMBER 31, 1998 VS. YEAR ENDED DECEMBER 31, 1997

     Revenues. Revenues in 1998 increased to $1.4 million from $518,000 for 1997. Revenues during 1998 were derived primarily from professional consulting services under two consulting contracts. These consulting contracts accounted for $1.2 million of revenues in 1998 and $381,000 of revenues in 1997.

     Costs of revenues. Costs of revenues increased to $1.2 million in 1998 from $980,000 in 1997. The increase in costs of revenues primarily related to the level of services provided under the consulting contracts.

     Sales and marketing expenses. Sales and marketing expenses increased to $328,000 in 1998 from $27,000 in 1997. This increase was primarily attributable to marketing and advertising costs of $313,000 during 1998.

     Product development expenses. Product development expenses increased to $704,000 in 1998 from $258,000 in 1997. This increase was attributable to shifting our focus during 1998 to enhancing FedCenter. During 1998, we developed the current version of FedCenter, including a transaction capability, which we launched in January 1999.

     General and administrative expenses. General and administrative expenses increased to $5.3 million in 1998 from $3.3 million in 1997. The primary components of this increase were compensation expense of $2.0 million in 1998 compared to $1.6 million in 1997, related to the increase in the size of our management team and an increase in professional fees to $638,000 in 1998 from $115,000 in 1997.

     Depreciation and amortization. Depreciation and amortization increased to $1.4 million in 1998 from $1.2 million in 1997 due to depreciation recognized on fixed asset additions during 1998.

     Non-cash employee stock compensation. Non-cash employee stock compensation expense increased to $3.8 million in 1998 from $512,000 in 1997. During 1998, we recognized non-cash compensation expense in conjunction with the acceleration of all options outstanding under our 1996 incentive stock option plan due to a change of control provision in the 1996 Plan triggered upon the conversion of a related party note. Prior to the acceleration of vesting, the expense was being recognized over the vesting period.

     Interest expense, net. Net interest expense increased to $1.4 million in 1998 from $475,000 in 1997. The increase was due to higher average borrowings during 1998 at higher effective interest rates than in 1997 and the recognition of $324,000 of interest expense upon the induced conversion of a related party note.

     Extraordinary item -- gain on debt restructuring. During 1998, we recorded an extraordinary gain of $4.2 million related to the restructuring of our notes payable and other obligations. There was no extraordinary gain recorded in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2000, cash and cash equivalents totaled approximately $41.5 million. The primary sources of our funding since inception have been from private sales of our common stock, preferred stock and convertible notes, the net proceeds of which totaled approximately $79.5 million. At March 31, 2000, all of our convertible notes have been converted into our common stock and convertible preferred stock. The outstanding shares of our convertible preferred stock will convert to common stock upon the completion of this offering.

     Cash used in operating activities was $5.6 million in the 2000 period, $12.1 million in 1999, $4.9 million in 1998 and $3.2 million in 1997. Cash used in operating activities for each of these periods primarily related to enhancing and developing our FedCenter web site, including personnel costs, as well as implementing an aggressive sales and marketing campaign, which includes salaries, bonuses and commissions to our sales and marketing personnel and direct marketing and advertising costs.

     Cash used in investing activities was $1.5 million in the 2000 period, $931,000 in 1999, $448,000 in 1998 and $16,000 in 1997. Cash used in investing activities has been primarily for infrastructure development, chiefly through the purchase of computer and network equipment.

     Cash provided by financing activities was $44.8 million in the 2000 period, $13.9 million in 1999, $7.8 million in 1998 and $3.6 million in 1997. Cash provided by financing activities has been primarily provided through the issuance of common stock, preferred stock and convertible notes.

     We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash requirements for at least the next twelve months. Our expenses have exceeded, and in the foreseeable future are expected to exceed, our revenues. Accordingly, we do not expect to be able to fund our operations solely from internally generated funds for the foreseeable future. Our cash requirements depend on several factors, including the level of expenditures on marketing and advertising, the rate of market acceptance, the ability to expand our vendor and buyer base and other factors. The actual amount and timing of future capital requirements may differ materially from our estimates.

     If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters that could restrict our operations or finances. Any failure to obtain necessary financing may require that we delay or abandon our plans for expanding our base of government buyers and vendors, which could have a material adverse effect on our business, consolidated results of operations and financial condition.

RECENT ACCOUNTING DEVELOPMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 as amended by SFAS No. 137, is effective for our fiscal year beginning January 1, 2001. We do not expect the adoption of this Statement to have a significant impact on our consolidated results of operations, financial position or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the second fiscal quarter of fiscal years beginning after December 15, 1999. We do not expect the adoption of SAB 101 to have a significant impact on our consolidated results of operations, financial position or cash flows.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We have assessed our vulnerability to certain market risks, including interest rate risk associated with financial instruments included in cash and cash equivalents. Due to the short-term nature of these investments and our investment policies and procedures, we have determined that the risks associated with interest rate fluctuations related to these financial instruments do not pose a material risk to us.

                                    BUSINESS

OVERVIEW

     We are a leading provider of business-to-government e-commerce solutions for the procurement of products and services. Our solutions enable government entities at the federal, state and local levels to locate vendors, compare prices, negotiate transaction terms, and execute and track purchases. We provide government entities and buyers with a simple, cost-effective and reliable method of implementing business-to-government e-commerce. Our solutions also enable vendors to efficiently access multiple government buyers, automate the transaction process and comply with government-specific purchasing requirements. By leveraging the capabilities of the Internet to address the special characteristics of government purchasing, we seek to streamline procurement and lower the costs of transactions for the government and its vendors.

     Our federal procurement solutions are delivered through FedCenter and MarketLink. FedCenter is a web-based marketplace that enables federal government buyers to purchase a broad range of products and services based on pre-negotiated contracts and in the open market based on vendors' price schedules. FedCenter is provided to government buyers free of charge. MarketLink is a software product that provides an automated solution for collecting and distributing requests for quotations, commonly known as RFQs, and requests for proposals, commonly known as RFPs, for large volume purchases, products with unique specifications or complex products not offered through FedCenter. We offer our state and local procurement solutions through OrderLink and the recently launched StateGovCenter. OrderLink facilitates web-based procurement through pre-negotiated state government contracts, while StateGovCenter enables buyers to purchase through pre-negotiated contracts, as well as execute open market purchases based on vendors' price schedules. We intend to integrate our solutions to enable buyers to complete contract purchases, open market purchases and RFQ and RFP purchases at the federal level through FedCenter and at the state and local level through StateGovCenter.

     We currently serve more than 13,000 registered users on FedCenter including buyers in the U.S. Departments of Defense, Treasury, Justice and Health and Human Services. In addition, our state procurement solutions are currently being used at the state and local levels by the State of Connecticut and the Fairfax County, Virginia School Board. As of March 31, 2000, we had 260 vendors listing more than 2.6 million different products and services on FedCenter, and we had agreements with an additional 420 vendors to list their products and services on FedCenter.

INDUSTRY BACKGROUND

     Growth of the Internet and Business-to-Business Electronic Commerce. The Internet is dramatically changing how businesses and individuals communicate and share information. The widespread adoption and acceptance of the Internet as a business communications platform has created a foundation for business-to-business electronic commerce that we believe will enable organizations to streamline complex processes, lower costs and improve productivity. At the same time, businesses are facing competitive pressures to lower costs, decrease inventories and improve sales and marketing productivity. To address these challenges, businesses are replacing paper-, phone- and fax-based transactions with Internet based e-commerce solutions. These solutions provide cost-effective and efficient channels for transacting business with suppliers, distributors and customers. Forrester Research estimates that the U.S. business-to-business e-commerce market will grow from $406 billion in 2000 to approximately $2.7 trillion in 2004.

     Business-to-Government Commerce. According to the Department of Commerce, federal executive departments and agencies and state and local governments together purchased

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approximately $400 billion of goods and services in 1999. Historically, the process for making these purchases has been manual, decentralized and subject to significant reporting and record-keeping requirements, resulting in significant inefficiencies.

     Characteristics and Inefficiencies of the Government Procurement Process. We believe the government procurement process has special characteristics that include:

     - High degree of fragmentation -- The procurement process is highly fragmented. Over 60 federal entities purchased approximately $200 billion in 1999 from more than 300,000 vendors. Further, each entity is represented by multiple buyers. We believe similar fragmentation exists at the state and local level. The fragmented and decentralized nature of government purchasing makes it difficult for government entities to manage purchases, control spending and monitor duplicative or unauthorized orders.

     - Multiple methods of procurement -- Government buyers must employ multiple procurement methods depending on the size and availability of the products and services involved. Purchases may be made through pre-negotiated contracts, open market purchases or RFQs and RFPs.

     - Entity specific forms and requirements -- The forms and requirements used by government entities to procure products may vary from entity to entity and, in some cases, within each entity. It is time-consuming and complicated for vendors to comply with different policies, information requirements and formats each time they submit a proposal to a different entity. Furthermore, even minor errors in completing the form can result in rejection of the transaction.

     - Documentation of purchase alternatives -- Government buyers must often obtain multiple alternatives for each purchase and prepare extensive documentation regarding the alternatives considered. For example, federal government buyers must typically obtain and compare at least three different quotes for aggregate purchases over $2,500 and create documentation comparing the quotes. We believe there is currently no comprehensive or standard method for government buyers to accurately document these alternatives. Once a purchase is made, government buyers may have difficulty tracking purchase data and government entities may have difficulty aggregating this data.

     - Small and disadvantaged business considerations -- Government purchasing processes often incorporate public policy objectives such as support of small and disadvantaged businesses. At the federal level, buyers are encouraged to direct portions of their purchasing to such businesses. Buyers are required to maintain detailed records to comply with these objectives and there is no automated system in place to track compliance.

THE OPPORTUNITY FOR AN INTERNET-BASED SOLUTION FOR GOVERNMENT PROCUREMENT

     The fragmentation and complexity of the government procurement process has created an opportunity for a comprehensive business-to-government e-commerce solution. The U.S. government has adopted several initiatives to promote e-commerce, including amending the Office of Federal Procurement Policy Act in 1997 to mandate that federal government buyers use e-commerce for procurement to the maximum extent practicable and cost effective. These initiatives have accelerated pressure to adopt e-commerce at the federal level. According to International Data Corporation, the amount of web-based purchasing by all government agencies within the United States is expected to increase from $4.2 billion in 1998 to $69.8 billion in 2003.

     To date, federal government entities seeking to comply with the Congressional mandate to implement e-commerce have relied on customized solutions that are costly, difficult to implement and fail to maximize the benefits of electronic purchasing because they link only a
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limited number of participants. At the same time, more broad-based Internet purchasing solutions that have been developed for private business-to-business transactions fail to address adequately the special characteristics of the business-to-government procurement process. We believe that buyers and vendors alike seek an Internet-based solution that is cost-effective and easy to implement. This type of a solution should incorporate the information and record keeping requirements with which government buyers must comply while providing vendors with a single point of entry to multiple government entities and buyers.

BENEFITS OF THE DIGITAL COMMERCE SOLUTION

     We seek to deliver a comprehensive e-commerce solution that links government buyers across multiple government entities to vendors and their product lines. Our solution enables buyers to easily locate vendors, compare prices, negotiate pricing and terms and execute and track purchases. At the same time, we provide vendors with a platform that allows them to efficiently access multiple government entities and complete transactions. As more buyers join our e-marketplaces and realize the benefits of our solution, we believe they will attract more vendors and more products to our solutions, which will in turn, encourage additional buyers to participate. The result is a network effect, where we believe the value of our solution to all participants increases significantly with the addition of each new participant.

     We believe our solution provides the following benefits:

  Benefits to Government Buyers:

     - Cost-effective, Outsourced Solution. We provide government buyers with a rapidly deployable outsourced solution that enables them to purchase products electronically from a broad range of vendors. Our FedCenter product is easy to use and free to government buyers. It can be accessed with a standard Internet browser instead of expensive enterprise purchasing software systems and provides a cost-effective way of complying with the Congressional e-commerce mandate.

     - Reduced Procurement Costs and Increased Productivity. Our e-commerce solutions streamline the purchasing process, provide centralized tracking and record-keeping, and allow government buyers to lower their procurement costs by reducing the time required to identify and contact potential vendors. We seek to enhance the potential for cost savings by allowing buyers to locate vendors offering the most competitive prices and terms and complete recurring purchases without repetitive documentation.

     - Enhanced Aggregation and Search Capabilities. We provide easy-to-use search capabilities that enable buyers to quickly locate vendors supplying the desired product and obtain pricing and delivery information from multiple vendors in one central location. Vendor information, product descriptions and pricing is also available on dedicated vendor sites, all of which share common site format and tools to facilitate navigation by the buyer.

     - Improved Management and Reporting. We enable government buyers to proactively manage procurement. Our products generate inquiry and transaction records facilitating improved documentation and audit records. Our products can also be used to generate reports that facilitate compliance with government purchasing policies, including those related to purchases from small and disadvantaged businesses.

  Benefits to Vendors:

     - Efficient, Flexible Solution. We enable vendors to easily establish an online sales platform targeting government buyers with minimal startup costs. We provide vendors with a customized site linked to our marketplace that maintains their branding and merchandising while providing transaction and reporting capabilities.

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     - Access to a Broad Base of Government Buyers. Our e-marketplaces enable vendors to reach multiple buyers across multiple government entities through a common platform without a significant increase in marketing costs. Vendors on our network gain equal access to buyers, regardless of the vendor's size.

     - Process Automation. We enable vendors to automate transactions with the government. This reduces costs and eliminates errors. If a government form is required, our solution automatically enters the relevant vendor data on the applicable form and in the required format of the government entity.

     - Timely Information. We allow vendors to easily update our database of information, providing them with enhanced control over pricing and other descriptive information about their products and services compared to traditional paper catalogues. We also provide vendors responding to RFPs and RFQs with electronic access to historical information regarding pricing and terms of federal government contracts awarded over the last seven years.

THE DIGITAL COMMERCE STRATEGY

     We seek to become the leading provider of e-commerce solutions to government entities by implementing the following key strategies:

     Increase usage by federal government buyers. We intend to aggressively increase the number of federal government entities using our solutions and to drive the adoption of our e-marketplaces by buyers within those entities. To achieve these objectives, we intend to further expand our account development teams responsible for providing training and support to buyers. We also plan to increase our use of traditional and online advertising to increase the visibility of our brands and educate buyers regarding the benefits of our solutions.

     Penetrate state and local markets. We believe that there is a significant opportunity to expand our presence in state and local markets. We have recently launched our StateGovCenter product and are initially targeting existing FedCenter vendors to participate in StateGovCenter, as well as seeking to attract new vendors at the state and local level. We are currently retaining dedicated account development personnel to target specific state and local entities.

     Expand base of vendors. We intend to expand the base of vendors using our products to increase the breadth and depth of products offered. We believe that these efforts are critical to effectively serving government buyers and increasing transaction volume. As of March 31, 2000, we had agreements with 680 vendors to list their products and services on FedCenter. We believe there is significant opportunity for expansion as there are more than 300,000 vendors that sell goods to the federal government and additional vendors that sell to state and local governments. To build our base of vendors, we are expanding our direct sales force which has increased from 21 as of September 30, 1999 to 113 as of March 31, 2000.

     Enhance value-added functionality and services. We continually seek to enhance the functionality of our solutions to increase their value to government buyers and vendors. We intend to develop an interface with government purchasing systems to allow them to track historical purchasing information. We also intend to connect our e-marketplaces to the inventory management and purchasing systems of vendors. This will automate the procurement process, allow for real-time product and pricing updates and automate order fulfillment. We plan to integrate our products to enable buyers to complete pre-negotiated contract purchases, open market purchases, and RFQ and RFP purchases at the federal level through FedCenter and at the state and local level through StateGovCenter.

     Pursue strategic alliances. We believe strategic alliances are important to broadening the acceptance of our e-marketplaces and extending the functionality of our technology. We have entered into an alliance with SAP Public Sector and Education, Inc. designed to enable
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procurement transactions executed over our e-marketplaces to be electronically captured by vendors' and government entities' logistical and financial systems. We believe SAP's existing government relationships provide us with additional opportunities to sell our products. We plan to pursue additional alliances.

OUR E-MARKETPLACES

     We offer the following e-marketplace solutions:

  Federal

     FedCenter.com FedCenter is a web-based marketplace designed to link federal government buyers and vendors for purchases of products and services. Buyers include government entities and individuals within government entities who have purchasing responsibilities. FedCenter automates the procurement process by providing vendor product and service information and pricing data through a secure, web-based solution, allowing buyers to locate vendors, compare prices among vendors and purchase desired products or services. FedCenter supports purchases based on pre-negotiated contracts and open market purchases.
FedCenter:

     - is available free of charge to all government buyers;

     - allows for quick deployment and ease of use;

     - facilitates compliance with government reporting requirements; and

     - is a cost-effective method of complying with the Congressional e-commerce mandate.

     Government buyers join FedCenter by registering with us at www.fedcenter.com. Once a buyer becomes a registered user, he or she may search the vendor database by product name, product number, product type, contract type, product line item number, manufacturer name, supplier name, supplier type or buyer criteria, such as whether the vendor qualifies as a small or disadvantaged business. Users may further narrow a search with more detailed criteria. Once a search is completed, the buyer is presented with the search results in a lowest-to-highest pricing format. The buyer can compare pricing among vendors and send a request to a vendor for different pricing based on volume. When ready to make a purchase, the buyer can load a shopping cart with desired items and execute a purchase or forward the cart to his or her supervisor via e-mail for approval and execution. Our solution also assists the buyer with completing the specific government form if required for the purchase.

     Once an order is placed, the buyer can choose from multiple shipping options for the purchase. These options include the ability to have purchases shipped to multiple destinations. Although payment options vary from vendor to vendor, FedCenter supports payments by SmartPay cards, government purchase orders or cash on delivery, as well as Visa, MasterCard, American Express and Discover. A buyer can save the types of purchases, shipping methods and payment methods in an online shopping cart to facilitate recurring purchases.

     Vendors on FedCenter list their products and services in a customized FedCenter web site, or FedSite, linked to the central FedCenter marketplace. Our operations group works with the vendor to create the vendor's FedSite using a series of templates. The FedSite maintains the branding and look of the vendor, while incorporating common search capabilities and site navigation features. This enables buyers to easily navigate all FedSites on our system. The vendor provides us with product and merchandising information, pricing-related data, and contact names and numbers which we include on our system. Visitors to the FedCenter web site are able to search and access product and pricing information from FedCenter or by visiting a vendor's FedSite directly.

     Vendors pay us a one-time site construction fee for the development and activation of their FedSites. They also pay us a monthly subscription fee to include their products and services on

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our FedCenter web site and a transaction fee for every purchase completed on
FedCenter. In general, vendors are permitted to modify their listing once each month at no additional cost as part of their subscription fee and are charged a nominal fee for additional changes.

     MarketLink. MarketLink is a software product that enables vendors to receive specified types of RFQs and RFPs from federal entities. Federal entities typically use RFQs and RFPs for large volume purchases and for products with non-standard specifications. Vendors responding to these requests can submit bids, receive contract awards and generate purchase orders and invoices through MarketLink.

     MarketLink electronically gathers publicly available RFPs and RFQs primarily from the Department of Defense's Defense Logistics Agency and the Federal Acquisition Computer Network, the federal government's electronic procurement request and proposal system. These requests are then forwarded to vendors based on product preference criteria they provide. Once a vendor receives this information and chooses to bid, the vendor may complete the required form and forward the bid through MarketLink. MarketLink collects all responses submitted and electronically forwards the resulting information to the buyer. MarketLink also provides vendors responding to RFPs and RFQs with electronic access to information regarding pricing and terms of federal government contracts awarded during the past seven years.

     We charge vendors a monthly fee and a fee for each request received by the vendor or response transmitted back to the buyer. For the quarter ended March 31, 2000, we disseminated approximately 319,000 RFPs and RFQs through MarketLink, and processed approximately 27,000 purchase orders.

     We intend to implement a next-generation product that integrates the features of our FedCenter and MarketLink products. This product will provide a comprehensive web-based solution for the federal government procurement process that covers pre-negotiated contracts, open market purchases and RFQs and RFPs.

  State and Local

     OrderLink. OrderLink is our web-based purchasing solution linking vendors and buyers from state and local government entities. OrderLink enables buyers to easily research, compare and purchase products and services from multiple vendors based on pre-negotiated contracts. OrderLink lists these pre-negotiated contracts in an electronic format, and allows state and local government buyers to search for desired products and services and place orders. OrderLink is currently used by the State of Connecticut pursuant to a contract that makes OrderLink available to Connecticut state and local entities. OrderLink is also used by the Fairfax County School Board in Fairfax, Virginia in connection with the purchase of textbooks and other goods and services generally sold under master contracts.

     StateGovCenter.com. We recently launched a new purchasing solution for state and local government buyers which we call StateGovCenter. Building on our FedCenter technology, StateGovCenter is designed to provide similar features to FedCenter including multiple vendor-specific sites that may be accessed individually or through a common search capability, easily accessible product and service information and pricing data across multiple buyers. It also offers secure transaction execution as well as tracking and reporting capabilities. We intend to integrate OrderLink into StateGovCenter, along with our RFP and RFQ capability, to provide a complete purchasing solution for state and local buyers.

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PARTICIPANTS IN OUR E-MARKETPLACES

     Government Users. We recruit users at all levels of federal, state and local governments. We currently serve more than 13,000 registered users from approximately 82 entities including the following:

Department of Agriculture
Department of Commerce
Department of Defense
Department of Energy
Department of Health and Human Services
Department of the Interior
Department of Justice
Department of Labor
Department of State
Department of Treasury
Department of Veterans Affairs
Fairfax County, Virginia School Board
General Services Administration
National Aeronautics & Space Administration
State of Connecticut
United States Postal Service

     Vendors. As of March 31, 2000, we had 260 vendors listing products and services on FedCenter and we had agreements with an additional 420 vendors to list their products and services on FedCenter. Recognized national vendors using our solutions include:

AT&T Wireless
CompUSA
Office Depot
Polaroid
Skytel
Sprint
Xerox

     Our vendors currently list over 7.8 million line items for sale on FedCenter representing approximately 2.6 million different products and services. We group these products and services into the following categories:

Biomedical and Related
Computer and Related
Health and Fitness
Industrial Supplies and Maintenance,
  Repair and Operations
Instruments, Equipment and
  Electronics
Office Supplies and Furniture
Publications
Security, Law Enforcement and
  Military Services
Telecom and Wireless

     As of March 31, 2000, we also had 508 vendors subscribing to our MarketLink solution and 120 vendors listing products and services on OrderLink.

SALES AND MARKETING

     We sell to vendors primarily through our direct sales force. As of March 31, 2000, we had 113 sales professionals located in 11 locations. Our sales force focuses on recruiting vendors who are capable of driving large sales volumes through our e-marketplaces as well as vendors who meet our buyers' requirements for small and disadvantaged business purchases. We intend to expand our sales force and to establish additional sales offices.

     We support our sales efforts with marketing campaigns aimed at increasing brand awareness and educating government buyers and vendors about the benefits of our offerings. Our marketing activities include print, radio and outdoor advertising in areas with a high concentration of government entities and workers, such as our current advertising campaign in Washington, D.C. We also use direct mailings, trade shows and seminars. We conduct comprehensive public relations programs, including establishing and maintaining relationships with trade press, business press and industry analysts.

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     To increase usage of FedCenter and foster loyalty of government buyers, we introduced MyGovClub.com in December 1999. MyGovClub.com is a portal site designed for use by government and military employees, active and retired, and their families. Membership to this site is free and provides the following benefits:

     - an online shopping mall with approximately 230 vendors, including Amazon.com, eToys, Pets.com; barnesandnoble.com, and LandsEnd;

     - content provided by multiple sources including CBS Sportsline, CBS Marketwatch, MapQuest.com and Weather.com;

     - localized content related to the interests of government employees; and

     - a range of offers including the ability to obtain Internet access, e-mail, calendars and an affinity credit card.

OPERATIONS AND ACCOUNT DEVELOPMENT

     Our operations group assists FedCenter vendors in constructing their web sites and listing their products and services. Vendors choose one of our six web site templates and send us colors, text and images for their marketing pages, as well as their product and pricing data. Using the selected template, our operations group creates the web site, integrates the data and activates the web site on our e-marketplace. Following the web site launch, our account development group maintains the relationship with the vendor and is responsible for all vendor service and support. In addition, our account development teams assist our sales group in selling additional products to vendors as well as providing vendors with cooperative marketing opportunities.

     Our account development teams also focus on encouraging buyers within federal, state and local governments to use our solutions. These teams typically target their efforts to senior managers who are able to influence purchasing decisions for multiple government buyers. For example, we have recently entered into a pilot program with the Department of Commerce. Under this program, the Department of Commerce has agreed to implement FedCenter in four domestic locations. Our account development teams expect to introduce this program at other Department of Commerce locations as well. Our account development teams also work with government buyers to provide free training and support, as well as demonstrations of how to use our solutions.

TECHNOLOGY

     We have integrated a broad array of specialized web site management, search technologies, product and pricing content management applications, shopping cart technologies and transaction processes. We are using a combination of internally developed and customized software applications and hardware equipment developed primarily by InterWorld, Compaq, Microsoft and Sun Microsystems. As a result, our e-commerce solutions can be expanded to accommodate larger numbers of users and transactions, as well as added features. We believe this will allow us to quickly add new buyers and vendors without significant redesign.

     Our e-marketplaces are available on a 24 hour a day, seven day a week basis, subject to scheduled maintenance. We own all of our servers and web site hardware. Our vendors' web sites run off a redundant server hosted at GlobalCenter's data center in Herndon, Virginia. This data center provides a secure environment, 24 hour systems support, redundant communications lines and emergency power backup. We expect to continue to spend a significant amount of time and resources on systems development to ensure the continued reliability and scalability of our technology as our business grows.

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INTELLECTUAL PROPERTY

     Our success and ability to compete depends on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. Finally, we seek to avoid disclosure of our intellectual property by restricting access to our source code and by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any resulting litigation could result in substantial costs and diversion of resources and could seriously harm our business.

     Our success and ability to compete also depends on our ability to operate without infringing the proprietary rights of others. We cannot be certain our services do not infringe on patents or other intellectual property rights that may relate to our solutions. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business would be seriously harmed.

COMPETITION

     The e-commerce market is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are not significant, and competitors may develop and offer similar services in the future. Although we believe there may be opportunities for several providers of products and services similar to ours, a single provider may dominate the market. We expect additional companies will offer competing e-commerce solutions in the future. Competition is based upon cost, functionality, breadth and depth of product offerings, user base and ease of use.

     We face, or may in the future face, competition with entities providing e-commerce solutions for the procurement function. These competitors include:

     - government solutions which exist or may be developed, particularly the General Services Administration's electronic purchases initiative, GSA Advantage;

     - e-commerce providers, such as American Management Systems, Inc., eFed, Free Markets, Inc., GovCon and ProcureNet.com, that currently provide procurement services to governmental entities;

     - e-commerce providers, such as ezGov, govWorks, Inc. and LINK2GOV.com, that facilitate interaction between government and citizens;

     - enterprise software purchasing system providers such as Ariba, Inc., Commerce One, Inc., Intelysis Electronic Commerce, Inc. and PurchasePro.com, Inc., which presently conduct business-to-business e-commerce and may introduce business-to-government e-commerce services;

     - enterprise resource planning software developers such as Oracle Corporation, PeopleSoft, Inc., SYSCOM Incorporated and SAP, which are developing software that can be used as a platform for electronic procurement with integrated back-end systems;

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     - consulting firms, such as Andersen Consulting, CACI, Computer Sciences
       Corporation, Electronic Data Systems, IBM, Science Application International Corporation and Unisys; and

     - e-commerce web sites of business retailers which may also be used by government buyers.

     We compete with vendors offering a traditional procurement process as well as with in-house developed procurement systems that can be utilized by potential buyers as an alternative to electronic procurement. As a strategic response to changes in the competitive environment or otherwise, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could materially and adversely affect your investment.

GOVERNMENT REGULATION

     In addition to regulations applicable to businesses generally, we are subject to the laws and regulations applicable to e-commerce.

     E-Commerce Regulations. Few laws or regulations are currently directly applicable to access to the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as:

     - user privacy;

     - pricing;

     - taxation;

     - content;

     - copyrights;

     - distribution; and

     - characteristics and quality of products and services.

     In addition, the growth of the Internet and e-commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent laws and regulations. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease our potential revenues from e-commerce or otherwise adversely affect your investment.

     Laws and regulations directly applicable to e-commerce or Internet communications are becoming more prevalent. Congress has already enacted Internet laws regarding online copyright infringement. Although not yet enacted, Congress is considering laws regarding Internet taxation. There is uncertainty regarding the marketplace impact of these and other laws or regulations that may be enacted in the future. In addition, various jurisdictions already have enacted laws that are not specifically directed to e-commerce but that could affect our business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability.

     Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could materially and adversely affect your investment. If we were alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, the cost of such defense and the unfavorable publicity could materially and adversely affect your investment.

     We believe our use of third-party material currently included in our e-marketplaces is permitted under current provisions of copyright law and our contractual relationships. However,

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because legal rights of certain aspects of Internet content and commerce are not clearly settled, our ability to rely upon exemptions or defenses under copyright law is uncertain.

     Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions is granted, the costs of communicating on the Internet could increase substantially. This, in turn, could slow the growth of use of the Internet. Any such legislation or regulation could materially and adversely affect your investment.

EMPLOYEES

     At March 31, 2000, we had approximately 285 employees, all of whom are employed full-time. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

FACILITIES

     Our corporate headquarters are located at 575 Herndon Parkway, Herndon, Virginia, where we lease approximately 56,000 square feet of office space for a monthly fee of approximately $128,000 under a lease that expires in February 2007. This facility houses substantially all of our primary operations, including our executive staff and our sales, operations, account development, and programming and development personnel.

     We also lease a site in King of Prussia, Pennsylvania for $13,140 per month under a lease agreement that expires in December 2003. We lease an office facility in Santa Monica, California for use by one of our subsidiaries. This lease covers approximately 7,500 square feet at a rent of $15,540 per month. This lease expires in February 2005. In addition, we have entered into leases for sales offices in several cities. The rents for these sales offices range from $1,000 per month to $5,325 per month.

LEGAL PROCEEDINGS

     We have received a letter from an attorney representing one of our warrantholders alleging, among other things, that the value of the warrants held by him was improperly diluted by a financing transaction in 1998. As a result of this transaction, the warrantholder alleges that he is entitled to a sufficient number of additional warrants to reverse the effect of the dilution. We believe that these allegations are without merit and intend to vigorously defend ourselves in the event we are required to do so. A substantial amount of our outstanding warrants also contain these anti-dilution provisions. If we are required to defend ourselves, and if we are unsuccessful, we believe we could be required to issue additional warrants to purchase approximately 120,000 shares of our common stock. However, because the anti-dilution provisions of the warrants require a determination of the then-current fair market value, the exact amount of the adjustment cannot, at this time, be definitively determined. If a court determined that the anti-dilution provisions of these warrants have been triggered, it could decide that a higher number of warrants should be issued. In addition, if these anti-dilution provisions were triggered, we could be liable to persons who purchased our securities after this financing transaction based on representations made by us regarding our then existing capitalization.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Our executive officers, directors and key employees and their ages are as follows:

NAME                                    AGE                  POSITION
----                                    ---                  --------
EXECUTIVE OFFICERS AND DIRECTORS
Thomas J. Cirrito.....................  52    Chairman of the Board and Director
Tony Bansal...........................  46    President, Chief Executive Officer and
                                                Director
William H. Seippel....................  43    Executive Vice President, Chief
                                                Financial Officer and Director
Robert E. Crawford, Jr. ..............  49    Senior Vice President, Secretary and
                                                General Counsel
James W. Handlon......................  54    Senior Vice President
Gabriel S. Leung......................  43    Senior Vice President and Chief
                                                Technology Officer
Norman W. Montgomery..................  41    Senior Vice President
Alan Krenek...........................  44    Vice President - Finance and Assistant
                                                Secretary
Dr. John M. Poindexter................  63    Director
Carlo A. von Schroeter................  36    Director Nominee
Paul A. Maeder........................  45    Director Nominee
KEY EMPLOYEES
Robert L. Akers.......................  46    Director of Client Services
James C. Daly.........................  36    Vice President - Sales
Matthew J. Gibbons....................  40    Vice President of Account Development
Kenneth W. Kreisch....................  44    Vice President and General Manager of
                                                StateGovCenter
Alan R. Kruml.........................  47    Vice President of Customer Service and
                                                Chief Information Officer
Kasha O. Laiks........................  28    Vice President of Marketing
David L. Levine.......................  33    Director of Financial Planning and
                                                Treasurer

  Executive Officers and Directors

     Thomas J. Cirrito has served as a member of our board of directors since January 1998 and as Chairman of the Board since February 1998. Since July 1996, Mr. Cirrito has served as the General Partner of Atocha, L.P., a limited partnership involved in investments in technology companies. Prior to joining our board of directors, from September 1993 to May 1997, Mr. Cirrito was a co-founder, director, and President of the Consumer Division of Telco Communications Group.

     Tony Bansal has served as our President and Chief Executive Officer since March 1998 and was elected to our board of directors in February 1998. From August 1997 until March 1998, Mr. Bansal served as an independent consultant to us. From May 1994 to March 1998, Mr. Bansal served in various management capacities with ICF Kaiser International, an engineering and consulting firm, including Senior Vice President and Chief Information Officer from March 1995 to January 1997, and President of ICF Kaiser Systems, a first-tier subsidiary of ICF Kaiser International, from January 1997 to March 1998.

     William H. Seippel, our Executive Vice President and Chief Financial Officer, joined us in October 1999 as our Chief Financial Officer, Secretary and as a member of our board of directors. Mr. Seippel was named our Executive Vice President in April 2000. From October 1996 until September 1999, Mr. Seippel was the Executive Vice President of Finance and Chief Financial Officer of Global Telesystems Group, Inc., a network and services operations company. From July 1992 to October 1996, he served as Vice President - Finance and Chief Financial Officer of Landmark Graphics Corporation, a developer of oil and gas exploration and production software. Prior to 1992, Mr. Seippel held various operational, marketing and finance positions at COVIA Partnership, a division of United Airlines, and Digital Equipment Corporation. Mr. Seippel will be named our Chief Operating Officer upon the closing of this offering.

     Robert E. Crawford, Jr. has served as our Senior Vice President, Secretary and General Counsel since April 2000. For more than the past five years, Mr. Crawford was an equity shareholder of the law firm of Winstead Sechrest & Minick P.C. in Dallas, Texas, where he specialized in corporate, securities and mergers and acquisitions transactions, primarily for clients in the technology and telecommunications industries. Mr. Crawford remains affiliated with Winstead Sechrest & Minick P.C. in a non-compensatory capacity.

     James W. Handlon joined us as our Senior Vice President in April 2000. From May 1994 until April 2000, Mr. Handlon served with Ernst & Young LLP in the Management Consulting Services practice as a market leader executive, specializing in business transformation management, business performance improvement, merger integration, high growth companies' business strategies and implementation, and human resources management. From November 1988 until May 1994, Mr. Handlon served with the international professional services firm of Towers Perrin.

     Gabriel S. Leung has served as our Senior Vice President and Chief Technology Officer since April 2000. From December 1997 until April 2000, Mr. Leung was our Senior Vice President - Technology and E-Business Strategy. From May 1997 to December 1997, Mr. Leung was the Lead Information System Engineer for MITRE Corporation, a think tank for the Department of Defense and the Federal Aviation Administration. From May 1993 until May 1997, Mr. Leung was employed by ICF Kaiser International as the Director of Technical Infrastructure where he implemented worldwide information systems.

     Norman W. Montgomery has served as our Senior Vice President since April 2000. From March 1999 until April 2000, Mr. Montgomery served as our Vice President and General Manager of FedCenter. From January 1990 until March 1999, he served in various positions at American Express, most recently as Vice President of Sales and Account Development.

     Alan Krenek was named our Assistant Secretary in April 2000 and our Vice President - Finance in January 2000. Mr. Krenek joined us as our Controller in December 1999. From January 1997 until December 1999, Mr. Krenek served as Vice President - Corporate Accounting of Global Telesystems Group, Inc. From July 1995 until December 1996, Mr. Krenek served as the Controller of Landmark Graphics Corporation and from August 1993 until July 1995, Mr. Krenek served as Controller of Noble Drilling Corporation, an oilfield drilling company. Mr. Krenek will be named our Chief Financial Officer upon the closing of this offering.

     Dr. John M. Poindexter has served as a member of our board since July 1998. Dr. Poindexter is the Senior Vice President - Information Systems for Syntek Technologies, Inc., an engineering consultant firm, a position he has held since January 1996. From January 1995 until January 1996, Dr. Poindexter served as Vice President of TP Systems, Inc., a software development company. Dr. Poindexter previously served as National Security Advisor to President Ronald Reagan, where he was responsible for providing recommendations on national security, foreign policy, and defense policy.

     Carlo A. von Schroeter will be appointed to our board of directors in May 2000. Mr. von Schroeter is a General Partner of Weston Presidio Capital, a private equity and venture capital firm, which he joined at inception in August 1992. From August 1990 until August 1992, he served in various capacities with Security Pacific Capital, including as Vice President. Mr. von Schroeter serves on the board of directors of MapQuest.com, an online mapping company, and Medscape Inc., an online healthcare information company. Mr. Schroeter will serve as one of the two directors appointed by our Series D preferred stockholders.

     Paul A. Maeder will be appointed to our board in May 2000. Mr. Maeder has been the Managing General Partner of Highland Capital Partners since 1988. Before forming Highland Capital Partners, Mr. Maeder was a general partner at Charles River Ventures. Mr. Maeder will serve as one of the two directors appointed by our Series D preferred stockholders.

     Our board of directors currently has three vacancies, two of which will be filled by Mr. von Schroeter and Mr. Maeder. The remaining vacancy will be filled by an individual who is not an officer or employee of Digital Commerce and will be appointed by our entire board, including Mr. von Schroeter and Mr. Maeder.

  Key Employees

     Robert L. Akers was named our Director of Client Services in April 2000. From November 1999 until April 2000, Mr. Akers served as our Director of Operations. From May 1995 until November 1999, Mr. Akers served as Director of Programs and later as Director - Finance Operations for Global Telesystems Group, Inc. From June 1993 until April 1995, Mr. Akers served on active duty in the United States Air Force as a project manager for and Military Assistant to the deputy Undersecretary of Defense (Acquisition Reform).

     James C. Daly, our Vice President - Sales, joined us in October 1999. From May 1996 to October 1999, Mr. Daly was employed by Teleglobe Communications Corporation, a telecommunications company where he served as the Senior Vice President, General Business Division. From August 1989 until May 1996, Mr. Daly served as the Director of Sales - East Coast for Frontier Corporation, a telecommunications service provider.

     Matthew J. Gibbons, our Vice President of Account Development, joined us in December 1999. From August 1993 until November 1999, Mr. Gibbons held various positions within sales, business development, account development and government services with American Express, most recently as Director of Business Development. From September 1986 until August 1993, he was employed by United Airlines where he held various positions.

     Kenneth W. Kreisch joined us as our Vice President and General Manager of StateGovCenter in April 2000. From January 1998 until April 2000, Mr. Kreisch was the Vice President of Sales for CIT Technology Rentals & Services, an equipment rental and leasing company. From January 1991 until January 1998, Mr. Kreisch was employed by GE Capital/TMS Computer Rentals & Services, most recently as Vice President of Sales.

     Alan R. Kruml, our Vice President of Customer Service and Chief Information Officer, joined us in January 2000. From August 1994 until December 1999, Mr. Kruml was the Director of Corporate Information Technology for Landmark Graphics Corporation. Prior to Landmark Graphics Corporation, Mr. Kruml held a variety of information technology management and consulting positions at Ernst & Young, Sara Lee Corporation and Arthur Andersen.

     Kasha O. Laiks was appointed Vice President of Marketing in April 2000. Ms. Laiks joined us in October 1999 as our Director of Marketing and Director of MyGovClub.com. From June 1999 until September 1999, Ms. Laiks served as Business Development Manager for USAToday.com, an online news and publishing company, and from October 1998 until May 1999, she served as a Program Marketing Manager for America Online, Inc., an Internet service provider. From December 1996 until October 1998, Ms. Laiks held positions in marketing management at the Fairfax County Chamber of Commerce, a business membership organization. From April 1995 through December 1996, Ms. Laiks was Marketing Manager for Security Assistance International, a government contractor consulting firm.

     David L. Levine joined us as our Director of Financial Planning and Treasurer in March 2000. From May 1997 to March 2000, Mr. Levine served as Vice President in the Investment Banking Department of Prudential Securities Incorporated, a financial services firm. From August 1991 to May 1997, Mr. Levine served in various positions, most recently as Vice President, in the Corporate Finance Group of Ladenburg Thalmann & Co. Inc., a securities firm. From July 1989 until August 1991, Mr. Levine was employed in the Investment Banking Department of Goldman Sachs & Co.

     Our board of directors names our executive officers at the first board of directors meeting following our annual meeting of stockholders. The board of directors has the exclusive authority to elect our Chairman of the Board, President, Secretary and other officers it may designate. Our board shares the power to elect our Treasurer, Vice Presidents and assistant officers with our President. Each officer serves at the pleasure of the board of directors, or the President, depending on the party appointing or electing the officer, and until their successors are elected and appointed or until the earlier of their death, resignation or removal.

TERM AND COMPENSATION OF DIRECTORS

     Our board is divided into three classes, with each class serving a staggered three-year term. Mr. Cirrito serves as a director in the class having a term first ending in 2001, Mr. Seippel serves as a director in the class having a term first ending in 2002, and Messrs. Bansal and Poindexter serve as directors in the class having a term first ending in 2003. Mr. Maeder will be appointed to the class having a term first ending in 2001 and Mr. von Schroeter will be appointed to the class having a term first ending in 2002.

     Messrs. Cirrito, Bansal and Seippel do not receive compensation for their services as members of our board of directors. Our non-employee directors are paid $500 for each meeting of the board in which they participate and are reimbursed for travel and lodging expenses in connection with attendance at board of directors and Committee meetings.

BOARD COMMITTEES

     Our board of directors has an audit committee and a compensation committee.

     Audit Committee.  The members of our audit committee, all of whom are
independent directors, are Messrs.        ,        , and        . The audit
committee is responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors.

     Compensation Committee.  The members of our compensation committee are
Messrs.        ,        , and        . The compensation committee is responsible
for reviewing and recommending to the board of directors the amount and type of consideration to be paid to senior management, administering our stock option plans and establishing and reviewing general policies relating to compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     After this offering, our compensation committee will determine management's compensation. During 1999, our board of directors as a whole determined the compensation of our executive officers, Tony Bansal, our President and Chief Executive Officer, and William H. Seippel, our Executive Vice President and Chief Financial Officer, as members of the board of directors, participated in deliberations of the board of directors with respect to compensation of all executive officers, other than themselves, during 1999. In addition, Mr. Bansal determines Mr. Seippel's bonus as set forth in Mr. Seippel's letter agreement.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table summarizes the compensation for services rendered which was paid to our Chief Executive Officer and our other most highly compensated executive officers, other than the Chief Executive Officer, whose total annual compensation exceeded $100,000 in 1999, referred to in total as "the named executive officers:"

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                    ------------
                                            ANNUAL COMPENSATION      SECURITIES
                                          -----------------------    UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION               YEAR    SALARY    BONUS    OPTIONS(#)    COMPENSATION
---------------------------               ----   --------   -----   ------------   ------------
Tony Bansal.............................  1999   $200,000   $  0            0        $25,000(1)
  President and Chief Executive Officer
Gabriel S. Leung........................  1999   $132,833   $  0       50,000(2)           0(3)
  Senior Vice President and Chief
  Technology Officer
Norman W. Montgomery....................  1999   $103,417   $  0       50,000(4)           0(3)
  Senior Vice President

------------

(1) Represents shares of our common stock issued to Mr. Bansal as compensation pursuant to his employment contract.

(2) In March 1999, Mr. Leung was granted an option to purchase 50,000 shares of our common stock pursuant to the 1998 stock plan. The option vests over three years from December 1997 and expires five years from the date of grant. This option will vest upon the closing of this offering.

(3) These executive officers did not receive any annual compensation not properly categorized as salary or bonus, except for certain perquisites or other benefits the aggregate cost of which did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus for such officer.

(4) In March 1999, Mr. Montgomery was granted an option to purchase 50,000 shares of our common stock pursuant to the 1998 stock plan. The option vests over three years and expires five years from the date of grant. This option will vest upon the closing of this offering.

OPTIONS GRANTED IN LAST FISCAL YEAR

     The following table sets forth information concerning options granted during fiscal 1999 to each of the named executive officers. To date, none of those options have been exercised.

                                                                                     POTENTIAL REALIZABLE
                                                                                           VALUE AT
                                                                                        ASSUMED ANNUAL
                              NUMBER OF    PERCENTAGE                                   RATES OF STOCK
                              SECURITIES    OF TOTAL                                  PRICE APPRECIATION
                              UNDERLYING    GRANTED                                   FOR OPTION TERM(3)
                               OPTIONS     IN FISCAL    EXERCISE                     ---------------------
NAME                           GRANTED      1999(1)     PRICE(2)   EXPIRATION DATE      5%          10%
----                          ----------   ----------   --------   ---------------   ---------   ---------
Tony Bansal.................          0         --          --                --           --          --
Gabriel S. Leung............     50,000        4.4%      $1.00        March 2004      $14,000     $30,500
Norman W. Montgomery........     50,000        4.4%      $1.00        March 2004      $14,000     $30,500

------------

(1) Based on options to purchase an aggregate of 1,124,537 shares of common stock granted during fiscal 1999.

(2) The exercise price was fixed at the date of the grant and represented the fair market value per share of common stock as determined by the board of directors.

(3) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future value of our common stock. There can be no assurance that any of the values reflected in the table will be achieved.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table contains the value of the in the money options, meaning a positive spread between the assumed initial public offering price and the exercise price held by our named executive officers. These values have not been, and may never be, realized. The options might never be exercised and the value, if any, will depend on the share price on the exercise date. No shares were acquired during 1999 by our named executive officers as a result of the exercise of options.

                                                   NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                                OPTIONS AT FISCAL YEAR-END     AT FISCAL YEAR-END(1)
NAME                                            EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                                            --------------------------   -------------------------
Tony Bansal...................................       500,000/531,739(2)            /
Gabriel S. Leung..............................         41,334/16,666(2)            /
Norman W. Montgomery..........................         16,667/33,333(2)            /

------------

(1) Assumes a per share fair market value equal to $       , the initial public
    offering price.

(2) All of these options will vest upon the consummation of this offering.

EMPLOYMENT AGREEMENTS

     Tony Bansal. In January 1999, we entered into an employment agreement with Tony Bansal, naming Mr. Bansal our President and Chief Executive Officer and as a nominee to our board of directors. The Agreement has an initial term of 3 years and will automatically renew for a successive three year period unless notice of termination is given by Mr. Bansal or us at least 30 days prior to December 31, 2002. We have agreed to pay Mr. Bansal an annual salary of $200,000, together with annual increases plus bonuses as each are determined by the board of directors, as well as specified fringe benefits. In addition, we issued Mr. Bansal options to purchase 1,031,739 shares of our common stock at an exercise price of $1.00 per share. Of this amount, 700,000 options are currently vested, with 200,000 vesting in March 2001 and 131,739 in March 2002. All then unvested options will vest automatically upon the closing of this offering. In addition, Mr. Bansal is entitled to receive, as payment for previous services, shares of our common stock at the beginning of each year of the contract in an amount having a fair market value of $25,000. In the event that Mr. Bansal's employment is terminated by us without cause or is terminated by Mr. Bansal for good reason, Mr. Bansal is entitled to receive fifty percent of his base salary for the remaining term of his employment agreement and may exercise all vested options and one-half of his unvested options, as well as other benefits. In addition, upon termination of Mr. Bansal's employment, if we pay Mr. Bansal $100,000, we may prohibit Mr. Bansal from competing against us or soliciting any of our employees for a one-year period.

     William H. Seippel. In October 1999, we entered into a letter agreement with William H. Seippel, naming Mr. Seippel our Chief Financial Officer. The letter agreement provides that Mr. Seippel will be appointed to our board of directors, subject to approval by the board of directors, which approval was granted. The letter agreement calls for the employment of Mr. Seippel at will and does not provide for a specific term. Under the letter agreement, we are required to pay Mr. Seippel an annual salary of $175,000 plus bonuses as determined by our President, as well as specified fringe benefits. In addition, we issued Mr. Seippel options to purchase up to 300,000 shares of our common stock at an exercise price of $2.86 per share. These options will vest upon the consummation of this offering.

     Retention Agreements. In connection with the grant of options pursuant to our Executive Retention Plan, we require each executive officer to enter into a retention agreement which sets forth the terms of the officer's employment. The retention agreements describe the compensation of each officer, define the methods of termination, and require the officers to enter into noncompete agreements and confidentiality agreements.

     Noncompete Agreements. In connection with the grant of options pursuant to our Executive Retention Plan, we generally require each executive officer to enter into a noncompete agreement which limits his or her ability to compete with us in the event of termination of employment with us. The noncompete agreements prevent the former officers from directly or indirectly competing against us or soliciting our customers or employees for a period of one year following their termination of employment.

     Confidentiality Agreements. In connection with the grant of options pursuant to our Executive Retention Plan, we require each executive officer to enter into a confidentiality agreement which prohibits the officer from communicating confidential information about us or our business during and after his or her employment with us.

STOCK INCENTIVE AND STOCK OPTION PLANS

     1996 Stock Incentive Plan. In June 1996, we adopted the 1996 Stock Incentive Plan for key employees, directors, and consultants. The 1996 Plan authorized our compensation committee to issue either qualified or non-qualified stock options to purchase, in the aggregate, up to 3,000,000 shares of our common stock. The 1996 plan generally provided that options granted under the 1996 plan would be exercisable for seven years from date of grant, although the compensation committee was authorized to provide for a shorter term. The options granted under the 1996 plan terminate if not exercised during specified periods following the optionee's termination from employment with us. In December 1998, our board of directors terminated the 1996 plan. As of March 31, 2000, there were outstanding options to acquire 199,816 shares of our common stock granted under the 1996 plan at an exercise price of $5.00 per share. No options have been exercised under the 1996 plan.

     1998 Stock Option Plan. In December 1998, we adopted the 1998 Stock Option Plan for key employees, directors, and consultants. The board of directors amended the 1998 plan in March 1999 and in December 1999. Our board of directors, acting as the stock option committee, is authorized to issue either incentive stock options qualified under the Internal Revenue Code or non-statutory stock options to purchase, in the aggregate, up to 2,872,000 shares of our common stock. The 1998 plan grants the board of directors broad discretion over the period during which options may be exercised. The board of directors has authority, in certain instances, to vary the terms of the 1998 plan. The board of directors may not grant options under the 1998 plan after
December 2008. As of             , 2000, there were outstanding options to
acquire        shares of our common stock granted under the 1998 plan at
exercise prices ranging from $1.00 to $5.84 per share. No options have been exercised under the 1998 plan. In the event of a change of control, all options outstanding under the 1998 plan become immediately exercisable.

     Executive Retention Plan. In February 2000, we adopted the Executive Retention Plan for our executive management team. The Executive Retention Plan authorizes the board of directors, or a committee thereof, to grant non-qualified stock options to purchase up to 3,600,000 shares of our common stock. As of March 31, 2000, there were outstanding options to acquire 1,350,000 shares of our common stock granted under this plan at an exercise price of $5.84.

     In April 2000, we granted additional stock options to our executive officers pursuant to the Executive Retention Plan. The options have an exercise price of $5.84 per share. One-half of the options granted to each executive officer vest over four years while the other half vest according to the performance of our common stock or, if not sooner vested, in three annual tranches commencing on the fourth anniversary of the grant of the options. The options expire ten years from the date of grant. The following officers have been granted options to purchase shares of our common stock at an exercise price of $5.84 per share pursuant to the Executive Retention Plan as set forth below:

Tony Bansal..............................................  725,000
William H. Seippel.......................................  620,000
Gabriel S. Leung.........................................  150,000
Norman W. Montgomery.....................................  150,000
Alan Krenek..............................................  150,000
Robert E. Crawford, Jr. .................................  148,000
James W. Handlon.........................................  100,000
James C. Daly............................................  100,000
Matthew J. Gibbons.......................................  100,000
Alan R. Kruml............................................  100,000
Kenneth W. Kreisch.......................................   60,000
Kasha O. Laiks...........................................   40,000

     2000 Flexible Incentive Plan. In        2000, we adopted the 2000 Flexible
Incentive Plan for employees, non-employee directors and consultants. The 2000
plan authorizes our board of directors to issue        shares of our common
stock under incentive compensation awards, including any of the following types of incentive compensation awards:

     - stock options;

     - stock appreciation rights;

     - restricted stock awards;

     - dividend equivalent rights; and

     - performance shares or performance units.

Our board of directors can also grant other forms of awards related to our common stock if they determine that the form of award is consistent with the purposes of the 2000 plan. The 2000 plan also gives the board of directors broad discretion to set the specific terms of incentive compensation awards granted under the 2000 plan and determine the period over which these awards may be exercised. No awards have been granted under the 2000 plan.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our Certificate of Incorporation and bylaws require us to indemnify our officers, directors, agents, and employees to the fullest extent permitted under Delaware law. In addition, our Certificate of Incorporation provides that, subject to certain exceptions under Delaware law, no director will be monetarily liable for any amount in proceedings brought against such director by or on behalf of Digital Commerce, or brought by or on behalf of the stockholders of Digital Commerce, alleging a breach of the director's fiduciary duties owed to Digital Commerce and its stockholders. Each of our directors has entered into an indemnification agreement with us where we have agreed to indemnify each of them to the fullest extent authorized or permitted by law for claims relating to the fact that the individual is or was one of our directors. In addition, we have entered into indemnification agreements with Messrs. Crawford, Krenek and Levine. We also provide director and officer liability insurance for our officers, directors, agents, and employees.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the voting securities of Digital Commerce as of March 31, 2000 by:

     - each person who is known to us to be the beneficial owner of more than 5% of the voting securities of Digital Commerce;

     - each director and director nominee of Digital Commerce; and

     - each named executive officer and all executive officers and directors of Digital Commerce as a group.

     The table assumes the conversion of all of our outstanding shares of preferred stock into our common stock upon the closing of this offering.

     Unless otherwise indicated, the persons named below have the sole power to vote and dispose of the shares of voting securities beneficially owned by them, subject to community property laws, where applicable.

                                      BENEFICIAL OWNERSHIP PRIOR TO   BENEFICIAL OWNERSHIP AFTER THE
                                              THE OFFERING                       OFFERING
                                      -----------------------------   ------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER     NUMBER         PERCENTAGE       NUMBER          PERCENTAGE
------------------------------------  ------------     ------------   -------------     ------------
Tony Bansal(1).....................       729,285(5)        8.6%         1,061,024(15)
Gabriel S. Leung(1)................        55,232(6)           *            71,898(16)
Thomas J. Cirrito(2)...............    11,099,331(7)       70.1%        11,099,331(7)
William H. Seippel(1)..............     1,573,427          20.3%         1,873,427(17)
Norman W. Montgomery(1)............        16,667(8)           *            50,000(18)
Dr. John M. Poindexter.............        30,400(9)           *            30,400(9)
Carlo A. von Schroeter(3)..........     2,570,809(10)      24.9%         2,570,809(10)
Paul A. Maeder(4)..................     2,570,809(11)      24.9%         2,570,809(11)
Atocha, L.P.(2)....................    11,099,331(12)      70.1%        11,099,331(19)
Weston Presidio Capital III,
  L.P.(3)..........................     2,570,809(13)      24.9%         2,570,809
Highland Capital Partners V Limited
  Partnership(4)...................     2,570,809(14)      24.9%         2,570,809
All directors and executive officers
  as a group (11 persons)..........    18,681,668          85.7%        19,488,406

------------
   *  Less than 1%

 (1) The address of Messrs. Bansal, Leung, Seippel and Montgomery is 575 Herndon Parkway, Herndon, Virginia 20170.

 (2) The address of Mr. Cirrito and Atocha, L.P. is 7716 Carleton Place, McLean, Virginia 22102.

 (3) The address of Mr. von Schroeter and Weston Presidio Capital III, L.P. is One Federal Street, Boston, Massachusetts 02210.

 (4) The address of Mr. Maeder and Highland Capital Partners V Limited Partnership is Two International Place, Boston, Massachusetts 02110.

 (5) Includes options to purchase 700,000 shares of our common stock that are currently exercisable.

 (6) Includes options to purchase 41,334 shares of our common stock that are currently exercisable.

 (7) Includes all of the shares beneficially owned by Atocha, of which Mr. Cirrito is the general partner.

 (8) All of which represent options to purchase shares of our common stock that are currently exercisable.

 (9) Represents warrants to purchase 400 shares of our common stock and an option to purchase 30,000 shares of common stock, all of which are currently exercisable.

(10) Includes shares held by Weston Presidio Capital III, L.P. and its affiliates. Mr. von Schroeter disclaims beneficial ownership of the shares beneficially held by Weston Presidio Capital III, L.P., an entity in which he is the general partner.

(11) Includes shares held by Highland Capital Partners V Limited Partnership and its affiliates. Mr. Maeder is a Senior Managing Director of Highland Management Partners V, Inc., the general partner of Highland Management Partners V Limited Partnership, or HMP, and HEF V Limited Partnership, or HEF. HMP is the general partner of Highland Capital Partners V Limited Partnership and Highland Capital Partners V-B Limited Partnership and HEF is the general partner of Highland Entrepreneurs' Fund V Limited Partnership. Mr. Maeder disclaims beneficial ownership of the shares beneficially held by Highland Capital Partners, an entity in which he is a Senior Managing Director of its general partner.

(12) Represents (A) 3,018,286 shares of common stock held outright, (B) 5,463,764 shares of our Series B preferred stock which are convertible into 5,463,764 shares of our common stock, (C) 2,550,465 shares of our Series C preferred stock which are convertible into 2,550,465 shares of our common stock and (D) warrants and options to purchase 66,816 shares of our common stock that are currently exercisable.

(13) Represents 2,570,809 shares of our Series D preferred stock which are convertible into 2,570,809 shares of our common stock.

(14) Represents 2,570,809 shares of our Series D preferred stock which are convertible into 2,570,809 shares of our common stock.

(15) Includes options to purchase 1,031,739 shares of our common stock, of which 331,739 will vest upon the closing of this offering.

(16) Includes options to purchase 58,000 shares of our common stock, of which 16,666 will vest upon the closing of this offering.

(17) Includes options to purchase 300,000 shares of our common stock which will vest upon the closing of this offering.

(18) Represents options to purchase 50,000 shares of our common stock, of which 33,333 will vest upon the closing of this offering.

(19) Includes warrants and options to purchase 66,816 shares of our common stock that are currently exercisable.

                       TRANSACTIONS WITH RELATED PARTIES

     Since our inception, we have been supported primarily through private sales of common stock, preferred stock and convertible notes to related parties and other investors.

     In December 1997, we issued a convertible promissory note in the principal amount of $500,000 to Atocha, L.P., an entity controlled by Thomas J. Cirrito, our Chairman of the Board. The convertible note bore interest at 18.0% and was due and payable in June 1998. The terms of the note provided that if the note was not repaid by June 1998, the principal and interest would automatically convert into common stock at $10.68 per share. In addition, as part of this transaction, Atocha received options to purchase 10,000 shares of our common stock at an exercise price of $5.00 per share. In January 1998, Atocha converted the note into 9,363 shares of our common stock and warrants to purchase 9,363 shares of our common stock at an exercise price of $12.00 per share in connection with the purchase of an additional 37,453 shares of our common stock and 37,453 warrants to purchase shares of our common stock at an exercise price of $12.00 per share for $2,000,000. As part of the purchase, Atocha was granted an additional option to purchase 10,000 shares of our common stock at an exercise price of $5.00 per share.

     In July 1998, we issued a convertible note to Atocha in the amount of $800,000. This convertible note bore interest at a rate of 18.0% per annum and was due and payable in September 1998. The terms of the note provided that, if we defaulted, the note would automatically convert into the number of shares of our common stock that, upon conversion and taken together with the number of shares of our common stock already owned by Atocha, would vest ownership in Atocha of 51% of our common stock on a fully diluted basis. We defaulted and, as a result, the note converted into 2,971,470 shares of our common stock which, when combined with the other shares held by Atocha, constituted 51% of our common stock then outstanding on a fully diluted basis.

     In October 1998, we issued a convertible note to Atocha in the amount of $5.0 million. This convertible note bore interest at a rate of 6.0% per annum and was due and payable in October 2000. A condition to the issuance of this note was the acceptance by a sufficient number of our then existing creditors of the restructuring offer discussed in the paragraph immediately below. In addition, we also issued a convertible note to Atocha in the principal amount of $60,000. This convertible note bore interest at a rate of 6.0% per annum and was due and payable in October 2000. At the time of the issuance of our Series D preferred stock in March 2000, Atocha converted the outstanding principal and interest on these notes into 5,463,764 shares of our Series B preferred stock at a conversion price of $1.00 per share. These preferred shares will automatically convert into 5,463,764 shares of our common stock upon the completion of this offering.

     In November 1998, we restructured most of our liabilities. In this restructuring, the holders of approximately $4.1 million of our outstanding convertible notes agreed to exchange the outstanding principal and interest due on these notes for 775,975 shares of our common stock, $590,000 of new promissory notes and $481,000 in cash. In addition, some of our trade creditors agreed to accept $440,000 in full payment for claims in the aggregate of approximately $1.1 million. Furthermore, employees owed approximately $664,000 agreed to accept cash payments of approximately $185,000 and options to purchase 115,982 shares of our common stock at a price of $1.00 per share to settle their claims in full.

     Between April 1999 and November 1999, Atocha loaned us $7.0 million under a convertible note. The note bore interest at a rate of 6.0% per annum and was due and payable in April 2001. At the time of the issuance of our Series D preferred stock, Atocha converted the outstanding principal and interest on this note into 2,550,465 shares of our Series C preferred stock at a conversion price of $2.86 per share of Series C preferred stock. These shares will automatically convert into 2,550,465 shares of our common stock upon the completion of this offering.

     In October 1999, we raised net proceeds of $8.3 million through a private placement of 2,916,455 shares of our common stock at a price of $2.86 per share. In that private placement, Mr. Seippel purchased 1,573,427 shares, Mr. Leung purchased 13,898 shares and Mr. Crawford purchased 10,000 shares.

     In March 2000, we raised $50.8 million through the sale of 8,709,902 shares of our Series D redeemable convertible preferred stock at $5.8347 per share to a group of investors. Mr. von Schroeter is the General Partner of Weston Presidio Capital, affiliates of which purchased 2,570,809 shares of our Series D preferred stock. Mr. Maeder is the Managing General Partner of Highland Capital Partners, affiliates of which purchased 2,570,809 shares of our Series D preferred stock. Pursuant to the terms of the Certificate of Designations governing our Series D preferred stock, the principal holders of our Series D preferred stock have the right to appoint two directors to our board of directors. This right will expire immediately prior to the completion of this offering. Messrs. von Schroeter and Maeder will serve as the directors appointed by the holders of our Series D preferred stock. The shares of Series D preferred stock will automatically convert into 8,709,902 shares of our common stock upon the completion of this offering.

     In the Series D preferred stock offering, Mr. Crawford purchased 8,569 shares, Mr. Daly purchased 47,132 shares, Mr. Krenek purchased 17,139 shares, Mr. Kruml purchased 17,139 shares and Mr. Levine purchased 41,133 shares.

     In connection with the private placement of our Series D preferred stock, we entered into a letter agreement with Atocha which provided for the conversion of all of the principal and interest related to Atocha's convertible notes discussed above. Additionally, Atocha waived a right of first refusal it held with respect to sales of our stock and we waived Atocha's obligations to purchase additional shares of our common stock with respect to a January 1998 subscription agreement.

     Mr. Crawford, our Senior Vice President, Secretary and General Counsel, is affiliated, in a non-compensatory capacity, with Winstead Sechrest & Minick P.C., our outside legal counsel and, prior to joining us in April 2000, was employed by Winstead Sechrest and Minick P.C. In 1999, we paid Winstead Sechrest & Minick P.C. $131,000 for legal services. In addition, in March 2000, Winstead Sechrest & Minick P.C. acquired 20,850 shares of Series D preferred stock in lieu of fees for legal services. For the 2000 fiscal year, we have paid Winstead Sechrest & Minick P.C. approximately $630,000 for legal services.

REGISTRATION RIGHTS AGREEMENT

     In connection with the Series D preferred stock offering, we entered into a registration rights agreement with Weston Presidio Capital and its affiliates, Highland Capital Partners and its affiliates, Atocha, Messrs. Bansal and Seippel and other investors. The registration rights agreement provides for the registration of applicable shares of our common stock issuable upon the conversion of the Series D preferred stock. The registration rights agreement grants two demand registration rights and unlimited short-form registration rights on Form S-3 and piggy-back rights to the parties, provided applicable conditions are met. Please read "Description of Capital Stock -- Registration Rights" for a description of the terms of the registration rights agreement. These registration rights may not be exercised until six months from the date of the closing of this offering and expire three and one-half years from the date of the closing of this offering.

STOCKHOLDERS AGREEMENT

     In connection with the Series D preferred stock offering, we entered into a stockholders agreement with Weston Presidio Capital and its affiliates, Highland Capital Partners and its affiliates, Atocha, Messrs. Bansal and Seippel and certain other investors. The stockholders agreement provides for transfer restrictions and co-sale rights for our Series D preferred stock. The stockholders agreement also provides that the parties shall vote their shares in such manner to elect pre-determined individuals to our board of directors. The stockholders agreement will terminate upon the completion of this offering.

FILMSTUFF

     Tony Bansal, our President and Chief Executive Officer, owns a 10.0% non-voting equity interest in FilmStuff.com, LLC, an entity in which we own a 45.0% equity interest and a 50.1% voting interest. FilmStuff is an Internet-based marketplace for film and television production, linking studios, networks and producers with suppliers of goods and services.

     In November 1999, FilmStuff issued a promissory note to Atocha in the amount of $1.0 million. This note bears simple interest at a rate of 6.0% per year and is due and payable in November 2000.

     We do not anticipate allocating any of our resources to FilmStuff following this offering.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     As of March 31, 2000, our authorized capital stock consisted of:

     - 200,000,000 shares of common stock, par value $.01 per share, of which 7,749,598 shares were outstanding and held by approximately 128 record holders; and

     - 50,000,000 shares of preferred stock, par value $.01 per share, of which 16,724,131 shares were outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Cumulative voting of shares of common stock is not permitted. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of the assets legally available therefor, subject to the payment of any preferential dividends and the setting aside of sinking funds or redemption accounts, if any, with respect to any preferred stock that from time to time may be outstanding. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all of our outstanding preferred stock will be converted into an aggregate of 16,724,131 shares of our common stock. Our board of directors, without further action by our stockholders, is authorized to issue up to 50,000,000 shares of preferred stock. These shares of preferred stock may be issued in one or more series and the board may fix and determine as to any series any and all of the relative rights and preferences of shares in such series, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, voting rights, dividend rights and preferences on liquidation.

WARRANTS

     As of March 31, 2000, there were warrants outstanding to purchase 884,920 shares of our common stock at an exercise price of $12.00 per share. These warrants are fully exercisable and expire as follows:

During the fourth quarter of 2000........................  382,000
During the first quarter of 2001.........................   85,855
During the second quarter of 2001........................  163,343
During the third quarter of 2001.........................   26,000
During the fourth quarter of 2001........................   12,000
During the first quarter of 2002.........................    6,000
During the second quarter of 2002........................   59,000
During the third quarter of 2002.........................        0
During the fourth quarter of 2002........................   39,045
During the first quarter of 2003.........................   48,816
During the second quarter of 2003........................   62,861
                                                           -------
          Total..........................................  884,920

REGISTRATION RIGHTS

  Common stock issued on conversion of Series D Preferred Stock

     Set forth below is a summary of the registration rights contained in the registration rights agreement we entered into in connection with the issuance of our Series D preferred stock.

     Demand Registrations. The holders of a majority of the shares having registration rights, or registrable securities, may request that we register shares of common stock held by them, subject to our right, upon advice of our underwriters, to reduce the number of shares proposed to be registered among the demanding holders and other holders. We will be obligated to effect only two registrations pursuant to such a request by holders of registration rights.

     Piggyback Registration Rights. The holders who have registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock other than pursuant to this offering and other registrations relating primarily to employee benefit plans, business combinations and convertible debt. In subsequent registrations, the underwriters may, for marketing reasons, exclude all or part of the shares requested to be registered on behalf of all stockholders having the right to request inclusion in the registration. In addition, we have the right to terminate any registration we initiate prior to its effectiveness regardless of any request for inclusion by any stockholders.

     Form S-3 Registrations. After we have qualified for registration on Form S-3, which will not be until at least 12 months after the closing of this offering, holders of a majority of the shares having registration rights may request in writing that we effect a registration of these shares on Form S-3, provided that the holders requesting registration have requested we register at least 10% of the registrable securities. The holders may request an unlimited number of registrations on Form S-3.

     Future Grants of Registration Rights. Without the consent of the holders of at least a majority of the then outstanding registrable securities, we may not grant further registration rights to a holder of our securities which would require us to effect a registration or include the holders' securities in a registration statement, unless the grant of registration rights would not prejudice the registration rights of the holders of the registrable securities.

  Warrants

     The holders of approximately 250,000 of our outstanding warrants have the right to request that we register the shares underlying their warrants concurrently with any public offering by us, subject to cutback by the underwriters.

ANTI-TAKEOVER PROVISIONS

     Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

     - our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained the status;

     - upon completion of the transaction that resulted in the person's becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding shares owned by persons who are directors and also officers; and

     - at or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

     A business combination generally includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     Our Certificate of Incorporation and Bylaws divides our board into three classes as nearly equal in size as possible, with each class serving a three-year term. The terms are staggered, so that one-third of our board of directors is to be elected each year. The classification of the board of directors could have the effect of making it more difficult for a third party to acquire control of us, because it would typically take more than a year for a majority of the stockholders to elect a majority of our board of directors. In addition, our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders at an annual or special meeting may be taken only if it is properly brought before the meeting, and may not be taken by written action in lieu of a meeting. The Bylaws also provide that special meetings of the stockholders may be called only by the board of directors, the Chairman of the Board, the Chief Executive Officer or the holders of the majority of shares of our common stock. Under our Bylaws, stockholders wishing to propose business to be brought before a meeting of stockholders will be required to comply with various advance notice requirements.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is        . The
transfer agent's address is        .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock prevailing from time to time. Nonetheless, substantial sales of common stock in the public market following this offering, or the perception that such sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional equity capital in the future.

     Following this offering, there will be approximately        shares of our
common stock outstanding. Of these shares, the        shares which are being
sold in this offering generally will be freely transferable without restriction or further registration under the Securities Act of 1933, except that any shares held by our affiliates as defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. The remaining shares of common stock which will be outstanding after the offering, plus
up to        shares that may be issued upon exercise of outstanding vested options and warrants, will be restricted securities as defined in Rule 144, and may be sold in the future without registration under the Securities Act subject to compliance with the provisions of Rule 144 or any other applicable exemption under the Securities Act.

     In connection with this offering, our existing officers and directors and
persons who will own an aggregate of        shares of common stock after this
offering, assuming exercise of all vested options and warrants to purchase our common stock, have agreed with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares for 180 days after the date of this prospectus. Deutsche Bank Securities Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions. The shares of common stock outstanding upon the closing of this offering or issuable upon exercise of vested options or warrants as of the closing of this offering will be available for sale in the public market as follows:

              APPROXIMATE
           NUMBER OF SHARES                                 DESCRIPTION
           ----------------                                 -----------
                         ..............  After the date of this prospectus, freely
                                         tradeable shares sold in the offering.
                         ..............  After 90 days from the from the date of this prospectus, these shares will be saleable if the
                                         sales meet the conditions of Rule 701.
                         ..............  After 180 days from the date of this prospectus, the lock-up period will expire and these shares
                                         will be saleable under Rule 144, subject, in some
                                         cases, to volume limitations.
                         ..............  After one year from the date of this prospectus, these additional shares will be saleable under
                                         Rule 144, subject, in some cases, to volume
                                         limitations.
                         ..............  After two years from the date of this prospectus, these additional shares will be saleable under
                                         Rule 144 without limitations as to volume, except
                                         that shares held by our affiliates will continue
                                         to be subject to limitations as described below.

     In general, under Rule 144, as currently in effect, a person or persons whose shares are required to be aggregated, including an affiliate of ours, and who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, which is expected to be approximately shares upon the completion of this offering, or the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the public information, volume limitations and notice filing requirements of Rule 144. To the extent that a person acquires shares from an affiliate of ours, that person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

     We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under our stock option plans and under other outstanding warrants and options.

     In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell those shares beginning 90 days after the date of this prospectus in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

     We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of common stock which are issuable upon exercise of outstanding stock options issued under our stock option plans and all shares of common stock issuable under our stock option plans. These registration statements become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable.

     In addition, after the expiration of the 180-day lock-up period, some of the holders of our Series D preferred stock, which will convert automatically into common stock immediately prior to the closing of this offering, will have the registration rights described in "Description of Capital
Stock -- Registration Rights."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated        , 2000, the underwriters named below, for whom Deutsche
Bank Securities Inc., FleetBoston Robertson Stephens Inc. and Bear, Stearns & Co. Inc. are acting as representatives, have severally but not jointly agreed to purchase the following respective number of shares of common stock:

                                                                NUMBER
UNDERWRITERS                                                   OF SHARES
------------                                                   ---------
Deutsche Bank Securities Inc. ..............................
FleetBoston Robertson Stephens Inc. ........................
Bear, Stearns & Co. Inc. ...................................
          Total.............................................
                                                                =======

     The underwriting agreement provides that the obligations of the underwriters are subject to approval of conditions precedent and that the underwriters will be obligated to purchase all of the shares of the common stock offered if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriting discount will be an amount equal to the public offering price per share, less the amount paid per share by the underwriters. The following table shows the underwriting discount we will pay to the underwriters in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock to cover over-allotments.

                                                             % OF INITIAL
                                                            PUBLIC OFFERING
                              NO EXERCISE   FULL EXERCISE        PRICE
                              -----------   -------------   ---------------
Per Share...................   $              $                      %
Total.......................   $              $                      %

     We will pay the offering expenses, estimated to be approximately $ million, which consist of registration and filing fees, legal and accounting fees and expenses, printing expenses, blue sky qualification fees and expenses, transfer agent fees and other miscellaneous expenses.

     We have granted to the underwriters an option expiring on the 30th day
after the date of this prospectus to purchase up to        additional shares of
common stock at the initial public offering price, less the underwriting discounts and commissions. This option may be exercised only to cover over-allotments in the sale of shares of common stock. To the extent this option is exercised, each underwriter will become obligated to purchase approximately the same percentage of these additional shares of common stock as it was obligated to purchase pursuant to the underwriting agreement.

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus and, through the representatives, to selling group members at this price less a concession of
$       per share, and the underwriters and selling group members may allow a
discount of $       per share on sales to other broker-dealers. After the
offering, the public offering price and concession and discount to dealers may be changed by the representatives.

     The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed 5% of the shares being offered hereby.

     Digital Commerce, its officers and directors, and some of our other existing stockholders and optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, or, in our case, file with the Securities and Exchange Commission a registration statement relating to, any shares of common stock or securities exchangeable or exercisable for or convertible into shares of common stock, or publicly disclose the intention to do any of the foregoing, without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, except under certain circumstances. Deutsche Bank Securities may remove these restrictions prior to 180 days after the offering without prior notice.

     The underwriters have reserved for sale, at the initial public offering
price, up to        shares of the common stock for persons we designate. The
number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. We intend, through Deutsche Bank Securities Inc., to seek indications of interest from designated persons who may include employees, customers and others with whom we have or may seek to develop business relationships.

     Individuals associated with Deutsche Bank Securities Inc. own a total of 13,711 shares of our Series D preferred stock.

     We have agreed to indemnify the underwriters against liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof.

     We anticipate our common stock will be approved for quotation on the Nasdaq National Market under the symbol "DCCN."

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors considered in determining the initial public offering price will include:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - our history and prospects within our industry;

     - an assessment of our management;

     - the prospects for, and the timing of, our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of the offering;

     - the recent market prices of, and the demand for, publicly-traded common stock of companies in businesses similar to ours;

     - market conditions for initial public offerings; and

     - other relevant factors.

     There can be no assurance that an active trading market will develop for the common stock or that the common stock will trade in the market after this offering at or above the initial public offering price.

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when shares of the common stock originally sold by a syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                            VALIDITY OF COMMON STOCK

     The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Winstead Sechrest & Minick P.C. Dallas, Texas. Some members of Winstead Sechrest & Minick P.C. are holders of 20,850 shares of our Series D preferred stock. In addition, Mr. Crawford, who remains affiliated with Winstead Sechrest & Minick P.C. in a non-compensatory capacity, is the holder of 8,569 shares of our Series D preferred stock and 10,000 shares of our common stock. Some legal matters concerning this offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                             CHANGES IN ACCOUNTANTS

  Previous independent accountants

     On January 10, 2000, PricewaterhouseCoopers LLP was dismissed as our independent accountants.

     The report of PricewaterhouseCoopers LLP on our financial statements as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle, except for an explanatory paragraph regarding the fact that we had experienced losses and required additional capital to achieve our business plan after December 31, 1999.

     In connection with the audit of our consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1998 and 1997 and through January 10, 2000, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on such consolidated financial statements for such years.

     In connection with the audit of our consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1998 and 1997, on January 31, 2000 PricewaterhouseCoopers LLP reported to our president, as a representative of our board of directors, that certain matters relating to our internal control structure constituted a material weakness as contemplated by generally accepted auditing standards. PricewaterhouseCoopers LLP advised us that inadequate financial systems and our inability to maintain appropriate accounting records inhibited us from appropriately analyzing and accounting for equity and pending transactions. Further, due to the size of our accounting department at that time, we did not have appropriate personnel to ensure sufficient segregation of duties. Our board of directors did not formally discuss these matters with PricewaterhouseCoopers LLP. We authorized PricewaterhouseCoopers LLP to respond fully to any inquiries from Ernst & Young LLP regarding this matter.

     We have requested that PricewaterhouseCoopers LLP furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter dated May 2, 2000, is filed as Exhibit 16.1 to this Form S-1.

  Other

     During the past six months, we have implemented a new accounting system, recruited a more experienced financial and legal team, including a new Chief Financial Officer and a General Counsel, instituted new internal financial policies and control procedures and hired additional qualified accounting personnel. We believe that the actions taken to strengthen our management and financial controls are adequate to address the recurrence of any past deficiencies.

  New independent accountants

     Ernst & Young LLP was engaged on February 15, 2000, to audit our financial statements for the fiscal year ended December 31, 1999. Our board of directors unanimously resolved to appoint Ernst & Young LLP as our independent accountants for the fiscal year ended December 31, 1999.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999, and for the year then ended, as set forth in their report. We have included our 1999 financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

     The consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1997 and 1998 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited the financial statements of Datamatix, Inc. for the year ended December 31, 1998, as set forth in their report. We have included the financial statements of Datamatix, Inc. in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock we are offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document filed as an exhibit to the registration statement are summaries of the material provisions of these contracts and documents. Because a complete description of each of these contracts and documents in this prospectus is not practicable, reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each of the statements made in this prospectus about those contracts and documents is qualified in all respects by reference to that exhibit. The registration statement, including exhibits and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

DIGITAL COMMERCE CORPORATION

AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED MARCH
  31, 1999 AND 2000
  Unaudited Consolidated Balance Sheet......................        F-2
  Unaudited Consolidated Statements of Operations...........        F-3
  Unaudited Consolidated Statements of Cash Flows...........        F-4
  Notes to Unaudited Consolidated Financial Statements......        F-5

AS OF DECEMBER 31, 1998 AND 1999 AND FOR EACH OF THE YEARS
  IN THE
  THREE-YEAR PERIOD ENDED DECEMBER 31, 1999
  Report of Ernst & Young LLP, Independent Auditors.........        F-8
  Report of Independent Accountants.........................        F-9
  Consolidated Balance Sheets...............................       F-10
  Consolidated Statements of Operations.....................       F-11
  Consolidated Statements of Changes in Stockholders'
     Deficit................................................       F-12
  Consolidated Statements of Cash Flows.....................       F-13
  Notes to Consolidated Financial Statements................       F-14

DATAMATIX, INC.

FOR THE YEAR ENDED DECEMBER 31, 1998
  Report of Ernst & Young LLP, Independent Auditors.........       F-29
  Statement of Operations...................................       F-30
  Statement of Cash Flows...................................       F-31
  Notes to Financial Statements.............................       F-32

PRO FORMA FINANCIAL INFORMATION
  Introduction..............................................       F-35
  Unaudited Pro Forma Consolidated Statement of
     Operations.............................................       F-36

                          DIGITAL COMMERCE CORPORATION

                      UNAUDITED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2000

                                     ASSETS

(In thousands, except share data)
Current assets:
  Cash and cash equivalents.................................  $ 41,455
  Accounts receivable.......................................     1,691
  Other current assets......................................       749
                                                              --------
          Total current assets..............................    43,895
Property and equipment, net.................................     2,458
Goodwill and other intangibles, net.........................     1,056
Deposits....................................................       695
                                                              --------
          Total assets......................................  $ 48,104
                                                              ========

                LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and accrued expenses.....................  $  9,145
  Line of credit............................................       200
  Notes payable -- related party, current...................       932
  Restructured notes, current...............................       533
  Deferred revenue..........................................       284
                                                              --------
          Total liabilities.................................    11,094
Commitments and contingencies
Series D redeemable convertible preferred stock, $0.01 par
  value, 8,709,902 shares designated, issued and
  outstanding; liquidation preference of $50,820............    47,762
Stockholders' deficit:
  Series A convertible preferred stock: $0.01 par value,
     300,000 shares designated; no shares issued or
     outstanding............................................        --
  Series B convertible preferred stock: $0.01 par value,
     6,000,000 shares designated; 5,463,764 shares issued
     and outstanding; liquidation preference of $5,464......        55
  Series C convertible preferred stock: $0.01 par value,
     3,500,000 shares designated; 2,550,465 shares issued
     and outstanding; liquidation preference of $7,294......        25
  Common stock: $0.01 par value, 200,000,000 shares
     authorized; 7,749,598 shares issued and outstanding....        78
  Additional capital........................................    36,436
  Accumulated deficit.......................................   (47,346)
                                                              --------
          Total stockholders' deficit.......................   (10,752)
                                                              --------
          Total liabilities and stockholders' deficit.......  $ 48,104
                                                              ========

     See accompanying notes to unaudited consolidated financial statements.

                          DIGITAL COMMERCE CORPORATION

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999         2000
(In thousands, except share and per share data)               ---------    ---------
Revenues....................................................  $     241    $   1,599
Costs of revenues...........................................        223          630
                                                              ---------    ---------
          Gross profit......................................         18          969
Operating expenses:
  Sales and marketing.......................................      1,093        5,867
  Product development.......................................        126          792
  General and administrative................................        927        3,142
  Depreciation and amortization.............................        337          332
  Non-cash employee stock compensation......................         25           25
                                                              ---------    ---------
          Total operating expenses..........................      2,508       10,158
                                                              ---------    ---------
          Loss from operations..............................     (2,490)      (9,189)
Interest expense, net.......................................       (186)        (301)
                                                              ---------    ---------
          Net loss..........................................  $  (2,676)   $  (9,490)
                                                              =========    =========
Net loss per share -- basic and diluted.....................  $   (0.61)   $   (1.23)
                                                              =========    =========
Weighted average shares outstanding -- basic and diluted....  4,380,737    7,720,303
                                                              =========    =========

     See accompanying notes to unaudited consolidated financial statements.

                          DIGITAL COMMERCE CORPORATION

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1999       2000
                       (In thousands)                         --------   --------
Cash flows from operating activities:
  Net loss..................................................  $(2,676)   $(9,490)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Non-cash employee stock compensation...................       25         25
     Depreciation expense...................................       47        212
     Amortization expense...................................      290        110
     Non-cash interest expense..............................       --        406
     Changes in assets and liabilities:
       Accounts receivable..................................      107     (1,125)
       Other assets.........................................       86       (391)
       Accounts payable and accrued expenses................      143      4,650
                                                              -------    -------
Net cash used in operating activities.......................   (1,978)    (5,603)
                                                              -------    -------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (220)    (1,453)
                                                              -------    -------
Net cash used in investing activities.......................     (220)    (1,453)
                                                              -------    -------
Cash flows from financing activities:
  Proceeds from issuance of Series D redeemable convertible
     preferred stock........................................       --     47,732
  Distribution of PowerTrust................................     (211)    (2,102)
  Payments for deposits.....................................       --       (695)
  Payments on notes payable.................................       --       (137)
                                                              -------    -------
Net cash provided by (used for) financing activities........     (211)    44,798
                                                              -------    -------
Net increase (decrease) in cash and cash equivalents........   (2,409)    37,742
Cash and cash equivalents, beginning of period..............    2,824      3,713
                                                              -------    -------
Cash and cash equivalents, end of period....................  $   415     41,455
                                                              =======    =======
Cash paid for interest......................................  $     9    $    17
                                                              =======    =======

     See accompanying notes to unaudited consolidated financial statements.

                          DIGITAL COMMERCE CORPORATION

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

(1)  BASIS OF PRESENTATION

     The unaudited interim financial information as of March 31, 2000, and for the three months ended March 31, 1999 and 2000, has been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of such information. The operating results for the three months ended March 31, 2000 may not be indicative of the results of operations for the year ending December 31, 2000 or any future period. This financial information should be read in conjunction with the Company's audited consolidated financial statements and footnotes thereto.

     PowerTrust.com, Inc. ("PowerTrust"), a separate line of business that utilizes e-commerce to offer and sell natural gas to consumers, commenced operations during 1999. In late 1999, the board of directors of the Company elected to spin-off this division through the distribution of PowerTrust's common stock to the Company's existing security holders in 2000. PowerTrust will be operated independently from the Company. The unaudited consolidated financial statements of the Company for the three months ended March 31, 1999 and 2000 exclude the accounts of PowerTrust. PowerTrust financial information as of and for the three months ended March 31, 2000 was as follows: revenues of approximately $904,000; net loss of approximately ($1,572,000); total assets of approximately $1,517,000; and a net deficit of approximately ($3,680,000).

(2)  PREFERRED STOCK

     The Company's board of directors is authorized to issue up to 50,000,000 shares of preferred stock in one or more series and to determine the relative rights and preferences of each series of shares.

  SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

     The board of directors designated 300,000 shares of the authorized shares of preferred stock as Series A Non-Voting Convertible Preferred Stock. No shares of Series A Convertible Preferred Stock have been issued to date. The Series A Convertible Preferred Stock is convertible into shares of common stock of the Company at a conversion rate of two shares of common stock per one share of Series A Convertible Preferred Stock. Holders of Series A Convertible Preferred Stock are entitled to receive dividends, when, as, and if, declared by the board of directors at a cumulative, annual rate of 11.25 percent of the liquidation preference per share. The holders receive a liquidation preference of $10 per share, plus an amount equal to any accrued but unpaid dividends to the payment date. No such dividends have been declared to date.

  SERIES B CONVERTIBLE PREFERRED STOCK

     The board of directors designated 6,000,000 shares of the authorized preferred stock as Series B Convertible Preferred Stock. In March 2000, 5,463,764 shares of Series B Convertible Preferred Stock were issued upon the conversion of related party notes payable with principal and accrued interest of $5,464,000. The Series B Convertible Preferred Stock is convertible into shares of common stock of the Company at a conversion price of $1 per share. Further, all shares of Series B Convertible Preferred Stock automatically convert into shares of common stock should the Company consummate a qualified initial public offering of its common stock.

                          DIGITAL COMMERCE CORPORATION

Holders of Series B Convertible Preferred Stock are entitled to receive a liquidation preference of $1 per share and vote as a single class and on the same basis with the holders of common stock. There are no dividend rights associated with this series of convertible preferred stock.

  SERIES C CONVERTIBLE PREFERRED STOCK

     The board of directors designated 3,500,000 shares of the authorized preferred stock as Series C Convertible Preferred Stock. In March 2000, 2,550,465 shares of Series C Convertible Preferred Stock were issued upon the conversion of related party notes payable with principal and accrued interest of $7,294,000. The Series C Convertible Preferred Stock is convertible into shares of common stock of the Company at a conversion price of $2.86 per share. Further, all shares of Series C Convertible Preferred Stock automatically convert into shares of common stock should the Company consummate a qualified initial public offering of its common stock. Holders of Series C Convertible Preferred Stock are entitled to receive a liquidation preference of $2.86 per share and vote as a single class and on the same basis with the holders of common stock. There are no dividend rights associated with this series of convertible preferred stock.

  SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The board of directors designated 8,709,902 shares of the authorized shares of preferred stock as Series D Redeemable Convertible Preferred Stock. In March 2000, 8,709,902 shares of Series D Redeemable Convertible Preferred Stock were issued for approximately $50,820,000, net of issuance costs of approximately $3,088,000. The issuance costs are being amortized to additional capital within stockholders' equity over the redemption period of the preferred stock.

     The Series D Redeemable Convertible Preferred Stock is convertible at any time into shares of common stock based on the initial purchase price of $5.8347 or the effective conversion price, subject to adjustment, based on certain events. The Series D Redeemable Convertible Preferred Stock converts automatically upon consummation of a qualified initial public offering of the Company's common stock.

     The Series D Redeemable Convertible Preferred Stockholders are entitled to a liquidation preference of $5.8347 per share and vote as a single class and on the same basis with the holders of common stock. Holders of Series D Redeemable Convertible Preferred Stock have a right of first refusal to purchase shares of common stock, including convertible securities to maintain their respective percentage ownership interests subject to certain limitations.

     At the option of the holders of Series D Redeemable Convertible Preferred Stock, the Company is required to redeem all outstanding unconverted shares of Series D Redeemable Convertible Preferred Stock should the Company not consummate a qualified initial public offering of its common stock by March 2005. The redemption price will be the greater of the fair market value of such shares at the time of redemption or the initial purchase price of the shares with ten percent increases compounding annually. The Company records periodic accretion under the effective interest method on the Series D Redeemable Preferred Stock to recognize the excess of the redemption price over the carrying value. The accretion was nominal for the period ended March 31, 2000.

                          DIGITAL COMMERCE CORPORATION

(3) NET LOSS PER SHARE

     The computation of net loss per share is as follows (in thousands, except share and per share amounts):

                                                          THREE MONTHS ENDED MARCH 31,
                                                          -----------------------------
                                                              1999            2000
                                                          -------------   -------------
Net loss................................................   $   (2,676)     $   (9,490)
                                                           ==========      ==========
Weighted average shares of common stock outstanding.....    4,380,737       7,720,303
                                                           ==========      ==========
Net loss per share -- basic and diluted.................   $    (0.61)     $    (1.23)
                                                           ==========      ==========

(4) ACQUISITION OF DATAMATIX

     In August 1999, the Company acquired the assets of Datamatix, Inc. in exchange for 329,632 shares of the Company's common stock with a value of approximately $900,000. Datamatix provides e-commerce services and solutions related to the federal, state and local government procurement process. At the date of combination, the assets acquired had a fair value of approximately $300,000 and the Company assumed certain liabilities of approximately $700,000. The acquisition was accounted for as a purchase business combination and goodwill of approximately $1,300,000 was recorded as a result of this combination. The goodwill associated with the acquisition is being amortized over a period of three years.

     The following unaudited pro forma summary presents consolidated information as if the acquisition of Datamatix had occurred on January 1, 1999. The pro forma summary is provided for informational purposes only and is based on historical information that does not necessarily reflect actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined entity (in thousands, except per share amounts):

                                                                THREE
                                                               MONTHS
                                                                ENDED
                                                              MARCH 31,
                                                                1999
                                                              ---------
Total revenues..............................................   $   809
Total expenses..............................................    (3,531)
                                                               -------
Net loss....................................................    (2,722)
Net loss per share -- basic and diluted.....................   $ (0.58)
                                                               =======

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Digital Commerce Corporation

     We have audited the accompanying consolidated balance sheet of Digital Commerce Corporation as of December 31, 1999 and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digital Commerce Corporation at December 31, 1999, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

McLean, Virginia
March 31, 2000, except Note xx, as to which the date is
       , 2000
                             ---------------------

     The foregoing report is in the form that will be signed upon the completion of the distribution of PowerTrust, Inc. as described in Note 1 to the financial statements.

                                            /s/  ERNST & YOUNG LLP

April 26, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Digital Commerce Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the consolidated financial position of Digital Commerce Corporation at December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The Company has experienced net losses and will require additional capital to achieve its business plan for periods after December 31, 1999.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Washington, D.C.
September 21, 1999

                          DIGITAL COMMERCE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
(In thousands, except share data)                             --------    --------
                                      ASSETS

Current assets:
  Cash and cash equivalents.................................  $  2,824    $  3,713
  Accounts receivable.......................................       313         566
  Other current assets......................................       150         357
                                                              --------    --------
          Total current assets..............................     3,287       4,636
Property and equipment, net.................................       412       1,218
Goodwill and other intangibles, net.........................       290       1,166
                                                              --------    --------
          Total assets......................................  $  3,989    $  7,020
                                                              ========    ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and accrued expenses.....................  $  1,077    $  4,130
  Accrued compensation......................................       661         497
  Deferred revenue..........................................       115          53
  Accrued interest payable..................................       246         656
  Line of credit............................................        --         200
  Convertible and other notes payable, related
     party -- current portion...............................        --       5,537
  Notes payable -- current portion..........................     1,050         783
                                                              --------    --------
          Total current liabilities.........................     3,149      11,856
Convertible and other notes payable, related party -- long
  term portion..............................................     4,117       5,970
Notes payable -- long term portion..........................       661          --
                                                              --------    --------
          Total liabilities.................................     7,927      17,826
                                                              --------    --------

Commitments and contingencies

Stockholders' deficit:
  Preferred stock: $0.01 par value, 15,000,000 shares
     authorized; no shares issued or outstanding at December
     31, 1998 or 1999.......................................        --          --
  Common stock: $0.01 par value, 25,000,000 shares
     authorized; 4,359,084 and 7,715,353 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively...........................................        44          77
  Additional capital........................................    17,781      26,973
  Accumulated deficit.......................................   (21,763)    (37,856)
                                                              --------    --------
          Total stockholders' deficit.......................    (3,938)    (10,806)
                                                              --------    --------
          Total liabilities and stockholders' deficit.......  $  3,989    $  7,020
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                          DIGITAL COMMERCE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                    ------------------------------------
                                                       1997         1998         1999
(In thousands, except share and per share data)     ----------   ----------   ----------
Revenues..........................................  $      518   $    1,375   $    1,437
Costs of revenues.................................         980        1,242          970
                                                    ----------   ----------   ----------
          Gross profit (loss).....................        (462)         133          467
Operating expenses:
  Sales and marketing.............................          27          328        6,194
  Product development.............................         258          704          721
  General and administrative......................       3,258        5,322        7,518
  Depreciation and amortization...................       1,200        1,361          747
  Non-cash employee stock compensation............         512        3,804           25
                                                    ----------   ----------   ----------
          Total operating expenses................       5,255       11,519       15,205
                                                    ----------   ----------   ----------
          Loss from operations....................      (5,717)     (11,386)     (14,738)
Interest income...................................           6           16           34
Interest expense..................................        (481)      (1,417)      (1,560)
                                                    ----------   ----------   ----------
          Loss before extraordinary item..........      (6,192)     (12,787)     (16,264)
Extraordinary item -- gain on debt
  restructuring...................................          --        4,190          171
                                                    ----------   ----------   ----------
          Net loss................................  $   (6,192)  $   (8,597)  $  (16,093)
                                                    ==========   ==========   ==========
Net loss per share -- basic and diluted:
  Loss before extraordinary item..................  $   (11.86)  $    (8.73)  $    (3.34)
  Extraordinary item..............................          --         2.86         0.03
                                                    ----------   ----------   ----------
  Net loss........................................  $   (11.86)  $    (5.87)  $    (3.31)
                                                    ==========   ==========   ==========
Weighted average shares outstanding --
  basic and diluted...............................     522,247    1,464,255    4,867,685
                                                    ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                          DIGITAL COMMERCE CORPORATION

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

                                                      COMMON STOCK                     DEFERRED
                                                   ------------------   ADDITIONAL   COMPENSATION   ACCUMULATED
                                                    SHARES     AMOUNT    CAPITAL       EXPENSE        DEFICIT      TOTAL
        (In thousands, except share data)          ---------   ------   ----------   ------------   -----------   --------
BALANCE AT JANUARY 1, 1997.......................    517,996    $ 5      $ 3,870       $  (164)      $ (6,974)    $ (3,263)
Issuance of common stock in exchange for
  services.......................................        400     --           10            --             --           10
Issuance of common stock in connection with
  conversion of notes payable....................      5,000     --          145            --             --          145
Issuance of common stock and warrants for cash...     20,427     --        1,083            --             --        1,083
Issuance of options to related party in
  connection with note payable...................         --     --          324            --             --          324
Issuance of warrants in exchange for services....         --     --          389            --             --          389
Deferred compensation expense related to issuance
  of employee stock options......................         --     --        1,102        (1,102)            --           --
Non-cash compensation expense related to employee
  stock options..................................         --     --           --           512             --          512
Net loss.........................................         --     --           --            --         (6,192)      (6,192)
                                                   ---------    ---      -------       -------       --------     --------
BALANCE AT DECEMBER 31, 1997.....................    543,823      5        6,923          (754)       (13,166)      (6,992)
Issuance of common stock and warrants for cash...     57,453      1        2,264            --             --        2,265
Issuance of warrants in exchange for services....         --     --        1,805            --             --        1,805
Issuance of common stock in exchange for
  services.......................................      1,000     --           49            --             --           49
Issuance of common stock in connection with
  conversion of notes payable -- related party...  2,980,833     30        1,331            --             --        1,361
Issuance of common stock in connection with
  conversion of notes payable and accrued
  interest as part of Restructuring..............    775,975      8          767            --             --          775
Issuance of options to former employees as part
  of Restructuring...............................         --     --           48            --             --           48
Issuance of note payable to related party with
  below market interest rate.....................         --     --        1,062            --             --        1,062
Issuance of options to purchase common stock to
  related party in connection with induced
  conversion of note payable.....................         --     --          324            --             --          324
Issuance of options to purchase common stock to
  settle potential litigation....................         --     --          158            --             --          158
Deferred compensation expense related to employee
  stock options..................................         --     --        3,050        (3,050)            --           --
Non-cash compensation expense related to
  accelerated vesting of employee stock
  options........................................         --     --           --         3,804             --        3,804
Net loss.........................................         --     --           --            --         (8,597)      (8,597)
                                                   ---------    ---      -------       -------       --------     --------
BALANCE AT DECEMBER 31, 1998.....................  4,359,084     44       17,781            --        (21,763)      (3,938)
Issuance of common stock for cash................  2,916,455     29        8,311            --             --        8,340
Issuance of common stock pursuant to employment
  agreement......................................     25,000     --           25            --             --           25
Issuance of common stock in connection with
  purchase of Datamatix..........................    329,632      3          939            --             --          942
Issuance of common stock in connection with
  conversion of notes payable and accrued
  interest as part of Restructuring..............     85,182      1          243            --             --          244
Issuance of options in exchange for services.....         --     --           12            --             --           12
Issuance of note payable to related party with
  below market interest rate.....................         --     --        1,599            --             --        1,599
Distribution of PowerTrust.......................         --     --       (1,937)           --             --       (1,937)
Net loss.........................................         --     --           --            --        (16,093)     (16,093)
                                                   ---------    ---      -------       -------       --------     --------
BALANCE AT DECEMBER 31, 1999.....................  7,715,353    $77      $26,973       $    --       $(37,856)    $(10,806)
                                                   =========    ===      =======       =======       ========     ========

          See accompanying notes to consolidated financial statements.

                          DIGITAL COMMERCE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                             1997       1998       1999
                     (In thousands)                        --------   --------   ---------
Cash flows from operating activities:
  Net loss...............................................  $(6,192)   $(8,597)   $(16,093)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Extraordinary gain on debt restructuring............       --     (4,190)       (171)
     Non-cash employee stock compensation................      512      3,804          25
     Issuance of common stock in exchange
       for services......................................       10         49          --
     Issuance of options and warrants in exchange for
       services..........................................      389      1,805          12
     Issuance of options to settle litigation............       --        158          --
     Depreciation expense................................       39        199         312
     Amortization expense................................    1,161      1,162         435
     Non-cash interest expense...........................      522      1,078       1,522
     Changes in operating assets and liabilities:
       Accounts receivable...............................     (106)      (184)       (131)
       Other current assets..............................      200       (109)       (172)
       Accounts payable and accrued expenses.............      378         92       2,407
       Accrued compensation..............................      (33)      (206)       (164)
       Deferred revenue..................................      (19)        14         (62)
       Other current liabilities.........................      (95)        --          --
                                                           -------    -------    --------
Net cash used in operating activities....................   (3,234)    (4,925)    (12,080)
                                                           -------    -------    --------
Cash flows from investing activities:
  Purchases of property and equipment....................      (16)      (448)       (931)
                                                           -------    -------    --------
Net cash used in investing activities....................      (16)      (448)       (931)
                                                           -------    -------    --------
Cash flows from financing activities:
  Proceeds from issuance of common stock and warrants....    1,083      2,265       8,340
  Distribution of PowerTrust.............................       --         --      (1,937)
  Proceeds from borrowings on line of credit.............       --         --         200
  Proceeds from notes payable............................    2,100         --          --
  Proceeds from notes payable with related party.........      500      5,860       8,000
  Payments on notes payable..............................      (35)      (330)       (703)
                                                           -------    -------    --------
Net cash provided by financing activities................    3,648      7,795      13,900
                                                           -------    -------    --------
Net increase in cash and cash equivalents................      398      2,422         889
Cash and cash equivalents, beginning of year.............        4        402       2,824
                                                           -------    -------    --------
Cash and cash equivalents, end of year...................  $   402    $ 2,824    $  3,713
                                                           =======    =======    ========
Cash paid for interest...................................  $     6    $   150    $     38
                                                           =======    =======    ========

          See accompanying notes to consolidated financial statements.

                          DIGITAL COMMERCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

(1)  ORGANIZATION AND BASIS OF PRESENTATION

     Digital Commerce Corporation (the "Company") was incorporated in Delaware in 1995 and provides business-to-government e-commerce solutions for the procurement of goods and services. The Company operates in, and reports, one business segment, which is e-commerce solutions over the Internet.

     The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, FedCenter, Inc., and a limited liability company in which the Company owns a 50.1 percent voting interest. All significant intercompany accounts and transactions have been eliminated.

     PowerTrust.com, Inc. ("PowerTrust"), a separate line of business that utilizes e-commerce to offer and sell natural gas to consumers, commenced operations during 1999. In late 1999, the board of directors of the Company elected to spin-off this division through the distribution of PowerTrust's common stock to the Company's existing security holders in 2000. PowerTrust will be operated independently from the Company. The consolidated financial statements of the Company for the year ended December 31, 1999 exclude the accounts of PowerTrust. PowerTrust 1999 financial information was as follows: revenues of approximately $616,000; net loss of approximately ($2,118,000); total assets of approximately $712,000; and a net deficit of approximately ($2,108,000).

     The Company's operations are subject to certain risks and uncertainties, including among others, uncertainties relating to product development, rapidly changing technology, current and potential competitors with greater financial, technological, production, and marketing resources, dependence on key management personnel, limited protection of intellectual property and proprietary rights, uncertainty of future profitability and possible fluctuations in financial results. During 1998, the Company completed a financial restructuring (see note
4) and has incurred net losses since inception. As of December 31, 1998, the Company's majority stockholder committed to fund the Company's operations through August 2000. As discussed in note 6, in March 2000 the Company raised approximately $50,820,000, net of issuance costs of approximately $3,088,000, and management believes that these proceeds, together with anticipated equity financings during 2000, will be sufficient to meet the Company's anticipated cash requirements for at least the next twelve months. Accordingly, the Company has released the majority stockholder from this commitment.

(2)  SIGNIFICANT ACCOUNTING POLICIES

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

                          DIGITAL COMMERCE CORPORATION

  PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives ranging from three to five years.

  GOODWILL

     Goodwill includes the costs in excess of fair value of the net assets acquired in connection with the acquisitions of the InterFed Group in 1996 and Datamatix, Inc. in 1999 (see note 9). Goodwill associated with these acquisitions is amortized on a straight-line basis over three years. Goodwill associated with the InterFed Group acquisition became fully amortized during the year ended December 31, 1999. Accumulated amortization as of December 31, 1998 and 1999 was approximately $3,194,000 and $146,000, respectively.

     The Company periodically evaluates the recoverability of goodwill and other long-lived assets based on expectations of non-discounted cash flows and operating income for each asset or company acquired. Impairments, if any, are measured based upon the difference between an asset's carrying value and fair value and are recorded when identified.

  REVENUE RECOGNITION

     Site construction fees for the development and activation of dedicated vendor web sites linked to our e-marketplaces are recognized upon completion and delivery of the site. Amounts received in advance of delivery of the site are deferred and recognized upon delivery. Monthly subscription fees to keep vendor sites active are recognized monthly as earned. Fees earned for transactions processed electronically through the vendor sites are recognized as revenue when the transaction occurs.

     The Company also earned revenue in 1999 from software sales and professional consulting fees, which are expected to decline in future periods. Software sales are recognized as revenue upon product delivery, provided a signed agreement is in place, fees are fixed and determinable, and collection of the resulting receivable is deemed probable. Maintenance fees under annual maintenance agreements are recognized as revenue over the maintenance period, generally one year. The Company's consulting contracts are settled on a time and materials basis and revenue is recognized when services are rendered, provided the terms of the consulting arrangement are fixed and collection of the resulting receivable is probable.

  PRODUCT DEVELOPMENT

     Costs related to development of the Company's Internet products are expensed as incurred until technological feasibility has been established, after which such costs are capitalized. To date, all development costs have been expensed as the time period between technological feasibility and general release of a product has not been significant and the costs incurred during that time period have not been material.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of accounts receivable, accounts payable and accrued expenses approximate their fair market values as of December 31, 1998 and 1999 due to the relatively short duration of these financial instruments. The carrying amounts of the Company's indebtedness approximate their fair values as of December 31, 1998 and 1999 as they either bear interest rates that approximate market or have been discounted to approximate a market interest rate.

                          DIGITAL COMMERCE CORPORATION

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, include cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents as deposits with major commercial banks. The Company has not experienced any losses on these deposits. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Actual losses have been insignificant to date.

     No customer comprised more than ten percent of the Company's consolidated revenues in 1999. Sales to the Company's largest customer comprised approximately 74 percent and 52 percent of the Company's consolidated revenues in 1997 and 1998, respectively. One additional customer comprised approximately 32 percent of consolidated revenues for the year ended December 31, 1998. At December 31, 1998, three customers represented 35 percent, 31 percent and 21 percent, respectively, of the Company's net accounts receivable balance.

  ADVERTISING

     Costs related to print advertisements are expensed the first time an advertisement appears. All other advertising and promotion costs are expensed as incurred. Advertising expense totaled approximately $13,000, $313,000, and $3,622,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  EMPLOYEE STOCK OPTIONS

     The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation expense is based on the difference, if any, between the fair value of the Company's stock on the date of grant and the exercise price. The Company has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123").

  INCOME TAXES

     The Company calculates its income tax provision using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  NET LOSS PER SHARE

     Basic and diluted net loss per share information for all periods is presented under the requirements of SFAS No. 128, Earnings Per Share. Basic loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period and excludes any dilutive effects of options, warrants and convertible securities. Potentially dilutive securities have also been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

                          DIGITAL COMMERCE CORPORATION

(3)  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1998 and 1999 (in thousands):

                                                              1998     1999
                                                              -----   ------
Computer and office equipment...............................  $ 582   $1,675
Furniture and fixtures......................................     29       54
                                                              -----   ------
                                                                611    1,729
Less accumulated depreciation...............................   (199)    (511)
                                                              -----   ------
                                                              $ 412   $1,218
                                                              =====   ======

(4)  INDEBTEDNESS

     The Company's indebtedness consists of the following at December 31, 1998 and 1999 (in thousands):

                                                               1998     1999
                                                              ------   -------
Line of credit..............................................  $   --   $   200
Convertible and other notes payable -- related party........   5,060    13,060
Unamortized discount on convertible notes payable -- related
  party.....................................................    (943)   (1,553)
Restructured subordinated notes payable.....................     661       533
Convertible subordinated notes payable......................   1,050       250
                                                              ------   -------
                                                               5,828    12,490
Less current portion........................................   1,050     6,520
                                                              ------   -------
                                                              $4,778   $ 5,970
                                                              ======   =======

  CONVERTIBLE AND OTHER NOTES PAYABLE -- RELATED PARTY

     The Company entered into convertible notes payable with a stockholder in October 1998 with principal amounts of $5,060,000 bearing interest at 6 percent per year and maturing in October 2000. The notes were convertible into the Company's Series B Preferred Stock. The interest rate was deemed to be below a fair market interest rate, and accordingly, the Company discounted the note and recorded a contribution to additional capital of approximately $1,062,000.

     In April 1999, the Company entered into additional notes payable with the stockholder: a convertible note payable with a principal amount of $7,000,000, bearing interest at 6 percent per year and maturing in April 2001; and, a note payable of $1,000,000, bearing interest at 6 percent and maturing in November 2000. The interest rates were deemed to be below a fair market interest rate, and accordingly, the Company discounted the notes and recorded contributions to additional capital of approximately $1,599,000.

     The discounts on these notes are being amortized to interest expense over the term of the notes using the effective interest method. Interest expense relating to amortization of the discounts totaled approximately $119,000 and $989,000 during the years ended December 31, 1998 and 1999, respectively.

     In March 2000, notes with principal amounts of $5,060,000, along with accrued interest of approximately $404,000, were converted into 5,463,764 shares of Series B Preferred Stock at a conversion price of $1.00 per share and notes with aggregate principal amounts of

                          DIGITAL COMMERCE CORPORATION

$7,000,000, along with accrued interest of approximately $294,000, were converted into 2,550,465 shares of Series C Preferred Stock at a conversion price of $2.86 per share.

     The Company entered into a convertible note with the stockholder in July 1998 with a principal amount of $800,000 bearing interest at 18 percent per year. In September 1998, upon default of the Company and in accordance with the conversion terms of the note, the note was converted into 2,971,470 shares of the Company's common stock.

     The Company entered into a convertible note with the stockholder in December 1997 with a principal amount of $500,000 bearing interest at 18 percent per year and payable 121 days from the date of the agreement. The note was convertible at a conversion rate of $53.40 per unit consisting of (1) one share of common stock, and (2) a warrant to purchase one share of common stock for $60 per share. In January 1998, the stockholder purchased 37,453 shares of common stock and 37,453 warrants to purchase shares of common stock for $2 million, or $53.40 per unit. Simultaneously with the purchase of these shares of common stock, the stockholder converted the $500,000 note along with accrued interest of approximately $30,000 into 9,363 shares of the Company's common stock and 9,363 warrants to purchase shares of common stock at an exercise price of $60.00 per share.

     In connection with the Restructuring described in Note 4, the exercise prices of the 927,112 outstanding warrants were reduced from $60.00 to $12.00. No other terms of the warrants were affected. For accounting purposes relating to warrants to purchase common stock, the adjustment of the exercise price of the warrants is treated as the cancellation of existing warrants and the reissuance of new warrants with an exercise price of $12.00. Using an established option pricing model, a nominal value was ascribed to the warrants.

In conjunction with the $500,000 convertible note payable, the Company granted the stockholder options to purchase 10,000 shares of the Company's common stock at $25 per share. The fair value of the options granted, using an established pricing model, was recorded as a discount on the note totaling approximately $176,000. The stockholder could receive additional options to purchase 10,000 shares of common stock at $25 per share in the event the note was not repaid on or before the maturity date.

     As a result of the purchase of the shares of common stock by the stockholder in January 1998, the Company accelerated the issuance of the additional options. The accelerated issuance of the options was accounted for as an induced conversion of the note and resulted in approximately $324,000 of interest expense based on the fair value of the options at grant date.

  CONVERTIBLE SUBORDINATED NOTES AND RESTRUCTURED NOTES

     During 1996 and 1997, the Company entered into convertible subordinated notes payable to various third parties with total principal amounts of approximately $5,110,000 along with detachable warrants. These notes bore interest at 11.25 percent per year and were initially convertible into shares of the Company's Series A Preferred Stock at a conversion price of $50 per share. In addition, holders of the convertible subordinated notes received a detachable warrant for each $5 paid to the Company, which warrant entitled the holder to purchase one share of common stock of the Company for $12 per share. The estimated fair value of the warrants at the time of issuance was determined to be nominal.

     During 1998 and 1999, the Company restructured certain of its liabilities, including the convertible subordinated notes and other amounts due to trade creditors and current and former employees (the "Restructuring").

                          DIGITAL COMMERCE CORPORATION

     During 1998, under the terms of the Restructuring, convertible subordinated notes with principal amounts of $4,060,000, plus accrued interest of approximately $859,000, were restructured as follows:

     - Cash payments to the holders of $481,000;

     - Conversion of the subordinated notes into 775,975 shares of common stock; and,

     - Restructured subordinated notes ("Restructured Notes") with total principal amounts of $590,000.

     The Company recorded an extraordinary gain resulting from the Restructuring of approximately $3,072,000 in the consolidated statement of operations for the year ended December 31, 1998.

     Of the notes restructured during 1998, notes with principal and accrued interest balances of approximately $160,000 were converted into 53,082 shares of the Company's common stock during 1999.

     Additional convertible subordinated notes with principal amounts of $800,000 were restructured during 1999 as follows:

     - Cash payments to the holders of approximately $700,000;

     - Conversion of the subordinated notes into 32,100 shares of common stock; and,

     - Restructured subordinated notes with total principal amounts of $31,000.

     The Company recorded an extraordinary gain from this portion of the Restructuring of approximately $171,000 in the consolidated statement of operations for the year ended December 31, 1999.

     The remaining subordinated convertible notes with principal amounts of $250,000 outstanding as of December 31, 1999 were restructured in March 2000 through cash payments of $137,500 and the issuance of 28,174 shares of common stock. There were no extraordinary gains or losses recognized as a result of this Restructuring.

     The Restructured Notes bear interest at six percent, are payable in full on October 30, 2000 and are unsecured.

     Also in connection with the Restructuring, during 1998, creditors exchanged accounts payable and accrued liabilities with carrying values of approximately $1,127,000 for cash payments of approximately $440,000. The Company has no further obligations with these creditors for these amounts and as a result, recognized an extraordinary gain of approximately $687,000 in the consolidated statement of operations for the year ended December 31, 1998.

     The Company also settled liabilities to five employees with a carrying amount of approximately $664,000 with cash payments of $185,000 and the issuance of 115,892 options to purchase common stock at an exercise price of $1.00 per share. The Company recognized an extraordinary gain of $431,000 in the consolidated statement of operations for the year ended December 31, 1998.

  LINE OF CREDIT

     The Company has a line of credit with a financial institution for borrowings up to $200,000, all of which was outstanding as of December 31, 1999. Borrowings bear interest at the prime

                          DIGITAL COMMERCE CORPORATION
rate plus two percent (10.5 percent at December 31, 1999). The line of credit is secured by all of the assets of a division of the Company.

(5)  COMMON STOCK

     The Company declared a 1-for-5 reverse stock split effective November 12, 1998. All share and per share amounts reported herein have been adjusted to retroactively reflect the reverse stock split.

     During 1997 and 1998, the Company issued 400 and 1,000 shares of its common stock, respectively, in exchange for services rendered by vendors. Operating expenses of approximately $10,000 and $49,000 were recorded based on the estimated fair value of the stock at the time of issuance for the years ended December 31, 1997 and 1998, respectively.

     The current president of the Company has an employment agreement in place providing him with shares of the Company's common stock worth $25,000 for each year of employment with the Company. The number of shares of common stock issued to the president is based on the fair value of the Company's stock as of the date of issuance. In connection with this agreement, the president of the Company was granted 25,000 shares of common stock in January 1999.

(6)  PREFERRED STOCK

     The Company's board of directors is authorized to issue up to 15,000,000 shares of preferred stock in one or more series and to determine the relative rights and preferences of each series of shares.

  SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

     The board of directors designated 300,000 shares of the authorized shares of preferred stock as Series A Non-Voting Convertible Preferred Stock. No shares of Series A Convertible Preferred Stock have been issued to date. The Series A Convertible Preferred Stock is convertible into shares of common stock of the Company at a conversion rate of two shares of common stock per one share of Series A Convertible Preferred Stock. Holders of Series A Convertible Preferred Stock are entitled to receive dividends, when, as, and if, declared by the board of directors at a cumulative, annual rate of 11.25 percent of the liquidation preference per share. The holders receive a liquidation preference of $10 per share, plus an amount equal to any accrued but unpaid dividends to the payment date. No such dividends have been declared to date.

  SERIES B CONVERTIBLE PREFERRED STOCK

     The board of directors designated 6,000,000 shares of the authorized preferred stock as Series B Convertible Preferred Stock. There were no shares of Series B Convertible Preferred Stock outstanding as of December 31, 1999 or 1998; however, 5,463,764 shares of Series B Convertible Preferred Stock were issued in March 2000 upon the conversion of the related party notes payable with principal amounts of $5,060,000 and accrued interest of approximately $404,000, as discussed in Note 4. The Series B Convertible Preferred Stock is convertible into shares of common stock of the Company at a conversion price of $1 per share. Further, all shares of Series B Convertible Preferred Stock automatically convert into shares of common stock should the Company consummate a qualified initial public offering of its common stock. Holders of Series B Convertible Preferred Stock are entitled to receive a liquidation preference of $1 per share and vote as a single class and on the same basis with the holders of

                          DIGITAL COMMERCE CORPORATION
common stock. There are no dividend rights associated with this series of convertible preferred stock.

  SERIES C CONVERTIBLE PREFERRED STOCK

     The board of directors designated 3,500,000 shares of the authorized preferred stock as Series C Convertible Preferred Stock. There were no shares of Series C Convertible Preferred Stock outstanding as of December 31, 1999 or 1998; however, 2,550,465 shares of Series C Convertible Preferred Stock were issued in March 2000 upon the conversion of related party notes payable with principal amounts of $7,000,000 and accrued interest of approximately $234,000, as discussed in Note 4. The Series C Convertible Preferred Stock is convertible into shares of common stock of the Company at a conversion price of $2.86 per share. Further, all shares of Series C Convertible Preferred Stock automatically convert into shares of common stock should the Company consummate a qualified initial public offering of its common stock. Holders of Series C Convertible Preferred Stock are entitled to receive a liquidation preference of $2.86 per share and vote as a single class and on the same basis with the holders of common stock. There are no dividend rights associated with this series of convertible preferred stock.

 SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The board of directors designated 8,709,902 shares of the authorized shares of preferred stock as Series D Redeemable Convertible Preferred Stock. There were no shares of Series D Redeemable Convertible Preferred Stock outstanding as of December 31, 1999 or 1998; however, 8,709,902 shares of Series D Redeemable Convertible Preferred Stock were issued in March 2000 for approximately $50,820,000, net of issuance costs of approximately $3,088,000 that are being amortized to additional capital within stockholders' equity over the redemption period of the preferred stock.

     The Series D Redeemable Convertible Preferred Stock is convertible at any time into shares of common stock based on the initial purchase price of $5.8347 or the effective conversion price, subject to adjustment, based on certain events. The Series D Redeemable Convertible Preferred Stock converts automatically upon consummation of a qualified initial public offering of the Company's common stock.

     The Series D Redeemable Convertible Preferred Stockholders are entitled to a liquidation preference of $5.8347 per share and vote as a single class and on the same basis with the holders of common stock. Holders of Series D Redeemable Convertible Preferred Stock have a right of first refusal to purchase shares of common stock, including convertible securities, to maintain their respective percentage ownership interests, subject to certain limitations.

     At the option of the holders of Series D Redeemable Convertible Preferred Stock, the Company can redeem the outstanding shares of Series D Redeemable Convertible Preferred Stock should the Company not consummate an initial public offering of its common stock by March 2005. The redemption price will be the greater of the fair market value of such shares at the time of redemption or the initial purchase price of the shares with ten percent increases compounding annually. The Company will record periodic accretion under the effective interest method on the Series D Redeemable Preferred Stock to recognize the excess of the redemption price over the carrying value.

                          DIGITAL COMMERCE CORPORATION

(7)  STOCK OPTIONS AND WARRANTS

  STOCK OPTIONS

     During 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") and terminated its 1996 Stock Incentive Plan (the "1996 Plan;" collectively, the "Plans"). Total options authorized to be granted under the 1998 Plan total 2,872,000. Total options authorized to be granted under the 1996 Plan were 3,000,000. Options granted under the Plans vest based on the individual option or employment agreements, generally three to five years, and generally expire seven to ten years from the date of grant.

     In connection with the Restructuring described in Note 4, the exercise prices of the 218,361 stock options outstanding under the 1996 Plan as of October 31, 1998 were reduced from $25.00 per share to $5.00 per share; however, the adjusted exercise price exceeded the deemed fair value of the common stock of $1.00 per share as of that date, and accordingly, the Company did not record compensation expense in connection with the repricing of these employee stock options. Of such options, 51,545 were held by employees and 166,816 were held by non-employees. The Company treated this repricing as a cancellation and reissuance of options as the number of shares associated with the options did not change in conjunction with the reverse stock split as discussed in Note 5. The Company valued such options using an option-pricing model; however, a nominal value was ascribed to the options.

     In connection with various stock option grants during the years ended December 31, 1997, 1998 and 1999, the Company recognized non-cash employee stock compensation of approximately $512,000, $3,804,000 and $25,000, respectively. The Company also recognized approximately $12,000 of professional fees for the value of options granted to non-employees during the year ended December 31, 1999. The Company valued these options to purchase 35,000 shares of the Company's common stock using an option pricing model with the following assumptions: expected life of two years; risk-free interest rate of six percent; and no dividend yield.

     During 1998, in connection with change of control provisions in the 1996 Plan, all stock options outstanding became immediately vested at the time of conversion of the $800,000 convertible related party note payable as discussed in Note 4. As a result of this accelerated vesting, the Company recognized approximately $3,804,000 of non-cash stock compensation expense for the year ended December 31, 1998 that was previously being deferred and recognized over the vesting period of the outstanding options.

     In December 1998, under the terms of an employment agreement with the Company's president, the president was granted options to purchase 1,031,739 shares of the Company's common stock at an exercise price of $1.00 per share, which was considered to be the fair value of the Company's stock at the grant date. These options vest as follows: 300,000 shares on March 16, 1998; 200,000 shares on each of March 16, 1999, 2000 and 2001; and, 131,739 shares on March 16, 2002. These options immediately vest upon a change of control of the Company or upon the consummation of a qualified initial public offering of shares of the Company's common stock.

                          DIGITAL COMMERCE CORPORATION

     A summary of the Company's stock option activity under the Plans is set forth below:

                                                                   WEIGHTED-AVERAGE
                                                        OPTIONS     EXERCISE PRICE
                                                       ---------   ----------------
Balance, January 1, 1997.............................    380,000        $25.00
  Granted............................................    125,882         25.00
                                                       ---------
Balance, December 31, 1997...........................    505,882         25.00
  Cancelled..........................................   (218,361)        15.80
  Reissued...........................................    218,361          3.16
  Granted............................................  1,248,218          2.98
  Forfeited..........................................   (474,000)        25.00
                                                       ---------
Balance, December 31, 1998...........................  1,280,100          1.47
  Granted............................................  1,121,037          2.36
  Forfeited..........................................    (18,545)         5.00
                                                       ---------
Balance, December 31, 1999...........................  2,382,592          1.97
                                                       =========

     The following table summarizes information about the options outstanding at December 31, 1999:

                                                  OUTSTANDING
                                           --------------------------
                                                           WEIGHTED-
                                                            AVERAGE
                                                           REMAINING
RANGE OF                                                  CONTRACTUAL        SHARES
EXERCISE PRICES                             SHARES           LIFE          EXERCISABLE
---------------                            ---------      -----------      -----------
$1.00....................................  1,364,739         8.72            500,000
 2.86....................................    818,037         7.13                 --
 5.00....................................    199,816         5.04            199,816

     Pro forma information regarding results of operations and net loss per share is required by SFAS No. 123, which requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of stock options granted was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions: expected life of five years; risk-free interest rate of six percent; minimal volatility; and no dividend yield.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the fair value method prescribed under SFAS No. 123, the Company's historical net loss before

                          DIGITAL COMMERCE CORPORATION
extraordinary item, net loss, and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                    YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
Loss before extraordinary item:
  As reported..................................  $ (6,192)  $(12,787)  $(16,264)
  Pro forma....................................    (6,414)   (13,454)   (16,413)
Loss before extraordinary item per share --
  basic and diluted
  As reported..................................  $ (11.86)  $  (8.73)  $  (3.34)
  Pro forma....................................    (12.28)     (9.19)     (3.37)

Net loss:
  As reported..................................  $ (6,192)  $ (8,597)  $(16,093)
  Pro forma....................................    (6,414)    (9,264)   (16,242)
Net loss per share -- basic and diluted
  As reported..................................  $ (11.86)  $  (5.87)  $  (3.31)
  Pro forma....................................    (12.28)     (6.33)     (3.34)

     The weighted average fair value of options granted was $3.63, $0.63, and $2.36 for the years ended December 31, 1997, 1998 and 1999, respectively.

  WARRANTS

     As of December 31, 1998 and 1999, there were warrants outstanding to purchase 927,112 and 884,920 shares, respectively, of the Company's common stock at an exercise price of $12 per share. The warrants contain certain anti-dilutive provisions, generally expire five years from the date of grant and all warrants outstanding at December 31, 1998 and 1999 were exercisable.

     Of these warrants outstanding, 108,850 warrants and 23,500 warrants were granted in exchange for services rendered by vendors during 1997 and 1998, respectively. Operating expenses of approximately $389,000 and $1,805,000 were recorded for the years ended December 31, 1997 and 1998, respectively, based on the estimated fair value of the warrants at the time of issuance. No such warrants were granted during 1999.

                          DIGITAL COMMERCE CORPORATION

(8)  NET LOSS PER SHARE

     The computation of net loss per share is as follows (in thousands, except share and per share amounts):

                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                  1997       1998        1999
                                                 -------   ---------   ---------
Loss before extraordinary item.................  $(6,192)  $ (12,787)  $ (16,264)
Extraordinary item.............................       --       4,190         171
                                                 -------   ---------   ---------
Net loss.......................................  $(6,192)  $  (8,597)  $ (16,093)
                                                 =======   =========   =========
Net loss per share -- basic and diluted:
  Loss before extraordinary item...............  $(11.86)  $   (8.73)  $   (3.34)
  Extraordinary item...........................       --        2.86        0.03
                                                 -------   ---------   ---------
  Net loss.....................................  $(11.86)  $   (5.87)  $   (3.31)
                                                 =======   =========   =========
Weighted average shares of common stock
  outstanding -- basic and diluted.............  522,247   1,464,255   4,867,685
                                                 =======   =========   =========

(9)  ACQUISITION OF DATAMATIX

     In August 1999, the Company acquired the assets of Datamatix, Inc. in exchange for 329,632 shares of the Company's common stock with a value of approximately $900,000. Datamatix provides e-commerce services and solutions related to the federal, state and local government procurement process. At the date of combination, the assets acquired had a fair value of approximately $300,000 and the Company assumed certain liabilities of approximately $700,000. The acquisition was accounted for as a purchase business combination and goodwill of approximately $1,300,000 was recorded as a result of this combination. The goodwill associated with the acquisition is being amortized over a period of three years.

     The following unaudited pro forma summary presents consolidated information as if the acquisition of Datamatix had occurred on January 1, 1998. The pro forma summary is provided for informational purposes only and is based on historical information that does not necessarily reflect actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined entity (in thousands, except per share amounts):

                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                                1998         1999
                                                             ----------   ----------
Total revenues.............................................   $  3,414     $  2,731
Total expenses.............................................    (17,339)     (19,447)
Loss before extraordinary item.............................    (13,493)     (16,716)
Net loss...................................................     (9,303)     (16,545)
                                                              ========     ========
Net loss per share -- basic and diluted....................   $  (5.19)    $  (3.26)
                                                              ========     ========

     The Company generated approximately $486,000 of revenues during 1999 from Datamatix's operations since the date of acquisition.

                          DIGITAL COMMERCE CORPORATION

(10)  INCOME TAXES

     There has been no provision of U.S. Federal or state income taxes for any period as the Company has incurred operating losses during all periods.

     The effective income tax rate differs from the U.S. federal statutory rate as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
Income tax benefit..........................................  (34)%   (34)%   (34)%
State tax benefit...........................................   (6)     (6)     (5)
Losses producing no current tax benefit.....................   40      40      39
                                                              ---     ---     ---
Income tax provision (benefit)..............................   --      --      --
                                                              ===     ===     ===

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------   --------
Net operating loss carryforwards............................  $ 5,120   $ 11,858
Stock compensation..........................................       --      2,119
Depreciation and amortization...............................       --      1,494
Other.......................................................       41        856
                                                              -------   --------
                                                                5,161     16,327
Valuation allowance.........................................   (5,161)   (16,327)
                                                              -------   --------
Net deferred tax asset......................................  $    --   $     --
                                                              =======   ========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which the net operating loss carryforwards are available. Management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and available tax planning strategies that can be implemented by the Company in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net operating loss carryforwards are available to reduce income taxes payable, management has established a valuation allowance such that the net deferred tax asset is $0 as of December 31, 1998 and 1999, respectively. The net change in the valuation allowance during the year ended December 31, 1999 was an increase of $11,166,000.

     As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of $30,706,000, which expire in the years 2010 through 2019. Of these net operating loss carryforwards, use of approximately $13,484,000 may be limited under Section 382 of the Internal Revenue Code.

                          DIGITAL COMMERCE CORPORATION

(11)  EMPLOYEE BENEFIT PLANS

     During 1999, the Company began sponsoring a 401(k) defined contribution retirement plan (the "Plan") for its employees. Employees of the Company may participate in the Plan upon date of hire. Employees may elect to make contributions to the Plan of up to twenty percent of their salary in any calendar year, provided that the total amounts do not exceed certain statutory limits. The Company matches up to fifty percent of the first six percent of a participant's contributions subject to certain limitations. The Company made contributions to this Plan of approximately $52,000 during the year ended December 31, 1999.

(12)  COMMITMENTS AND CONTINGENCIES

  LEASES

     The Company leases its office facilities under noncancelable operating leases expiring through 2003. Minimum annual operating lease commitments at December 31, 1999 were as follows (in thousands):

                                                             AMOUNT
                                                             ------
2000.......................................................   $457
2001.......................................................    169
2002.......................................................    165
2003.......................................................      1
                                                              ----
          Total............................................   $792
                                                              ====

     Rental expense for the years ended December 31, 1997, 1998 and 1999 was approximately $473,000, $417,000, and $770,000, respectively.

     During 2000, the Company entered into additional operating leases for office facilities. These leases extend through 2007 and the total commitments under these operating leases is approximately $10,438,000.

  LITIGATION

     During 1998, a third party filed a claim for damages alleging that the Company breached a contractual agreement. During May 1998, the Company and the third party signed a settlement agreement that required the Company to pay approximately $258,000 and to issue fully vested stock options to purchase a total of 5,000 shares of the Company's common stock at an exercise price of $25.00 per share. In connection with the Restructuring, the exercise price of such options was reduced to $5.00. The Company calculated the value of the options to be approximately $158,000 using an established pricing model. For purposes of the calculation, the Company assumed a risk-free interest rate of six percent, volatility of 35 percent, dividend yield of 0 percent and that the options would remain outstanding for five years. During 1998, the Company recorded an expense of approximately $158,000 in the consolidated statement of operations for the underlying value of the options issued in connection with the settlement.

     In April 2000, the Company agreed to pay $750,000 to settle outstanding litigation concerning a contractual dispute. The $375,000 portion of the settlement not covered by the Company's insurance has been accrued as of December 31, 1999 and is included in general and administrative expenses in the consolidated statement of operations.

                          DIGITAL COMMERCE CORPORATION

     The Company is subject to certain other claims and legal proceedings that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that the outcome of some of these matters may be unfavorable to the Company. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Digital Commerce Corporation

     We have audited the accompanying statements of operations and cash flows of Datamatix, Inc. for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-1 of Digital Commerce Corporation and are not intended to be a complete presentation of financial statements in accordance with generally accepted accounting principles.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Datamatix, Inc. for the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

                                          /s/  ERNST & YOUNG LLP

McLean, Virginia
March 31, 2000

                                DATAMATIX, INC.

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998

(In thousands)
Revenues....................................................  $2,039
Costs of revenues...........................................   1,261
                                                              ------
          Gross profit......................................     778
Operating expenses:
  Selling, general and administrative.......................   1,116
  Depreciation and amortization.............................     291
                                                              ------
          Total operating expenses..........................   1,407
                                                              ------
          Loss from operations..............................    (629)
Interest expense............................................     (77)
                                                              ------
Net loss....................................................  $ (706)
                                                              ======

                See accompanying notes to financial statements.

                                DATAMATIX, INC.

                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1998

(In thousands)
Cash flows from operating activities:
  Net loss..................................................  $(706)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation...........................................    132
     Amortization...........................................    159
     Changes in assets and liabilities:
       Accounts receivable..................................     79
       Prepaid expenses.....................................     81
       Other assets.........................................     (5)
       Accounts payable and accrued expenses................    277
       Deferred revenue.....................................   (132)
                                                              -----
          Net cash used in operating activities.............   (115)
Cash flows from investing activities:
  Purchases of property and equipment.......................    (19)
                                                              -----
          Net cash used in investing activities.............    (19)
Cash flows from financing activities:
  Issuance of warrants......................................     13
  Proceeds from line of credit..............................    200
  Loan repayments...........................................   (120)
                                                              -----
          Net cash provided by investing activities.........     93
                                                              -----
Net decrease in cash and cash equivalents...................    (41)
Cash and cash equivalents, beginning of year................     80
                                                              -----
Cash and cash equivalents, end of year......................  $  39
                                                              =====
Cash paid during the year for interest......................  $  47
                                                              =====

                See accompanying notes to financial statements.

                                DATAMATIX, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

(1)  DESCRIPTION OF OPERATIONS

     Datamatix, Inc. (the "Company") was formed in November 1992. The Company provides electronic commerce and electronic data interchange services to companies selling to federal, state and local governments. Services include providing private networks or internet access for companies to receive sales opportunities, submit bids, receive awards and submit invoices, and providing on-line inquiry services against a proprietary database.

     In August 1999, substantially all of the assets and liabilities of the Company were acquired by Digital Commerce Corporation ("DCC") for 329,632 shares of DCC common stock.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     Fees for providing electronic commerce and electronic data interchange services are recognized over the period in which the services are performed.

     Software license fees related to the Company's applications are recognized upon delivery, provided a signed agreement is in place, fees are fixed or determinable, and collection of the resulting receivable is deemed probable. Maintenance fees for annual maintenance agreements are recognized as revenue over the maintenance period, generally one year.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets of five years using the straight line method. Maintenance and repairs are expensed when incurred.

  SOFTWARE DEVELOPMENT COSTS

     The Company capitalized certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development until technological feasibility has been established for the product or enhancement. Thereafter, all software production costs are capitalized and reported at the lower of unamortized costs or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Software development costs are amortized on a product-by-product basis at the greater of the amounts computed using (a) the ratio of current gross revenues for a product or enhancement to the total current and anticipated future gross revenues for that product or enhancement or
(b) the straight-line method over the remaining estimated economic life of the product or enhancement, not to exceed three years. The Company evaluates the net realizable value of its software development costs at each period end using undiscounted estimated future net operating cash flows

                                DATAMATIX, INC.

expected to be derived from the respective software product or enhancement. If such evaluation indicates that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software costs exceed net realizable value. No development costs were capitalized in 1998. Amortization of these costs were $159,000 in 1998.

  Employee Stock Options

     The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation expense is based on the difference, if any, between the fair value of the Company's stock on the date of grant and the exercise price. The Company has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation("SFAS No. 123").

  Income Taxes

     The Company calculates its income tax provision using the liability method. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. There is no provision of U.S. Federal or state income taxes for 1998 as the Company has incurred operating losses during such period. In addition, no benefit has been recognized as the ultimate realization of any deferred tax asset is uncertain and management has established a valuation allowance such that the net deferred tax asset is $0 at December 31, 1998.

(3)  INDEBTEDNESS

     The Company has a line of credit with a financial institution for borrowings up to $200,000. Borrowings bear interest at the prime rate plus two percent (9.5 percent at December 31, 1998). The financial institution was issued 12,500 warrants to purchase common stock. The warrants were valued at $12,500 and were recognized as interest expense during 1998. The line of credit was assumed by DCC in connection with the sale of the Company.

     The Company received funding of $100,000 from a local technology center relating to internet commerce development. The loan was assumed by DCC in connection with the sale of the Company, which requires monthly payments of principal and interest through August 2001.

(4)  STOCK OPTION PLAN

     The Company granted options under a stock option plan for key employees, which was terminated in connection with the sale to DCC. The option price was equal to or greater than the fair value of the stock at the date of grant, and, accordingly, no compensation expense was recorded.

     Had compensation cost for the Company's stock options been determined using the fair value at the grant dates calculated using the fair value method prescribed by SFAS No. 123, the Company's historical net loss would not have materially changed.

                                DATAMATIX, INC.

     The fair value of stock options granted was estimated at the date of grant using a minimum value valuation model with the following weighted average assumptions: expected life of five years; risk-free interest rate of six percent and no dividend yield.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(5)  COMMITMENTS AND CONTINGENCIES

     The Company has operating leases for its office space, computers and office furniture. Rent expense for the year ended December 31, 1998 was $238,000. Future minimum lease payments under noncancelable leases are as follows (in thousands):

Year ending December 31,
  1999....................................................      245
  2000....................................................      232
  2001....................................................      184
  2002....................................................      166
  2003....................................................      161
  Thereafter..............................................      159
                                                             ------
                                                             $1,147
                                                             ======

                          DIGITAL COMMERCE CORPORATION

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information of Digital Commerce Corporation (the "Company") gives effect to the acquisition of Datamatix, Inc. In August 1999, the Company acquired the assets of Datamatix, Inc. in exchange for 329,632 shares of common stock with a value of approximately $900,000. At the date of combination, the assets acquired had a fair value of approximately $300,000 and the Company assumed certain liabilities of approximately $700,000. The acquisition was accounted for as a purchase business combination. Goodwill associated with the acquisition of approximately $1,300,000 is being amortized over a period of three years.

     The unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 reflects the acquisition as if it had occurred on January 1, 1999.

     The pro forma financial information should be read in conjunction with the related notes included in this document and the audited financial statements and notes of the Company and Datamatix, Inc. included elsewhere in this document.

     The pro forma financial information is not necessarily indicative of what the actual financial results of the combined company would have been had the transaction described above taken place on January 1, 1999 nor do they purport to indicate results of future operations.

                          DIGITAL COMMERCE CORPORATION

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                  DIGITAL
                                                       DIGITAL     PRO FORMA     COMMERCE
                                                      COMMERCE    ADJUSTMENTS    PRO FORMA
  (in thousands, except share and per share data)     ---------   -----------    ---------
Revenues............................................  $   1,437     $1,294(1)    $   2,731
Cost of revenues....................................        970        318(1)        1,288
                                                      ---------     ------       ---------
          Gross profit..............................        467        976           1,443
Operating expenses:
  Sales and marketing...............................      6,194          3(1)        6,197
  Product development...............................        721         --(1)          721
  General and administrative........................      7,518        969(1)        8,487
  Depreciation and amortization.....................        747        430(2)        1,177
  Non-cash employee stock compensation..............         25         --              25
                                                      ---------     ------       ---------
          Total operating expenses..................     15,205      1,402          16,607
                                                      ---------     ------       ---------
          Loss from operations......................    (14,738)      (426)        (15,164)
Interest income.....................................         34         --              34
Interest expense....................................     (1,560)       (26)(1)      (1,586)
                                                      ---------     ------       ---------
          Loss before extraordinary item............    (16,264)      (452)        (16,716)
Extraordinary item -- gain on debt restructuring....        171         --             171
                                                      ---------     ------       ---------
          Net loss..................................  $ (16,093)    $ (452)      $ (16,545)
                                                      =========     ======       =========
Net loss per share -- basic and diluted:
  Loss before extraordinary item....................  $   (3.34)                 $   (3.29)
  Extraordinary item................................       0.03                       0.03
                                                      ---------                  ---------
  Net loss..........................................  $   (3.31)                 $   (3.26)
                                                      =========                  =========
Weighted average shares outstanding -- basic and
  diluted...........................................  4,867,685                  5,086,253
                                                      =========                  =========

     (1) The pro forma adjustment is to record the revenues, cost of revenues, operating expenses and interest expense of Datamatix, Inc. for the period of January 1, 1999 to August 23, 1999, the date of acquisition.

     (2) The pro forma adjustment is: (i) to record the depreciation expense of $139,000 of Datamatix, Inc. for the period January 1, 1999 to August 23, 1999, the date of acquisition; and (ii) to record amortization of goodwill for the period January 1, 1999 to August 23, 1999 of $291,000.

NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................     1
Risk Factors............................     5
Special Note Regarding Forward-Looking
  Statements............................    16
Use of Proceeds.........................    17
Dividend Policy.........................    17
Capitalization..........................    18
Dilution................................    19
Selected Consolidated Financial Data....    20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    21
Business................................    29
Management..............................    40
Principal Stockholders..................    48
Transactions with Related Parties.......    50
Description of Capital Stock............    53
Shares Eligible for Future Sale.........    56
Underwriting............................    58
Validity of Common Stock................    60
Changes in Accountants..................    60
Experts.................................    62
Where You Can Find More Information.....    62
Index to Financial Statements...........   F-1

THROUGH AND INCLUDING        , 2000 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO AN UNSOLD ALLOTMENT OR SUBSCRIPTION.

[DCC LOGO]
DIGITAL COMMERCE
CORPORATION
          SHARES

COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

ROBERTSON STEPHENS

BEAR, STEARNS & CO. INC.
PROSPECTUS

       , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

SEC registration fee.....................................  $30,360
NASD Filing fee..........................................  $12,000
Nasdaq National Market listing fee.......................  $  *
Printing and engraving expenses..........................  $  *
Legal fees and expenses..................................  $  *
Accounting fees and expenses.............................  $  *
Blue sky fees and expenses...............................  $  *
Transfer agent and registrar fees and expenses...........  $  *
Miscellaneous fees and expenses..........................  $  *
                                                           -------
          Total..........................................  $  *

---------------
* To be filed by amendment.

Digital Commerce Corporation will bear all of the expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants each corporation organized thereunder, such as the Registrant, the power to indemnify its directors and officers against liabilities for certain of their acts. Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Registrant, eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article VII of the Registrant's Amended and Restated Certificate of Incorporation has eliminated the personal liability of directors to the fullest extent permitted under DGCL.

     Article VII of the Registrant's Amended and Restated Certificate of Incorporation provides as follows: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent exculpation from liability is not permitted under the Delaware General Corporation Law. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this Article VII by the stockholders of the Corporation shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

     Article VIII of the Registrant's Amended and Restated Certificate of Incorporation provides as follows: The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision of the Bylaws currently in effect or hereafter adopted, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provision of law, or otherwise. Any repeal or modification of this

Article VIII shall be prospective and shall not affect any rights under this
Article VIII in effect at the time of the alleged occurrence of any act or omission giving rise to liability or indemnification.

     The Corporation shall indemnify any director or officer of the Corporation (an "Indemnified Party") who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of (a) the fact that the Indemnified Party is or was a director, officer, employee or agent of the Corporation, (b) the fact that the Indemnified Party is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or (c) any action or inaction by the Indemnified Party while acting as such a director, officer, employee or agent, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnified Party in connection with such action, suit or proceeding to the maximum extent permitted by the Delaware General Corporation Law. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Party did not (i) act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful or (ii) in accordance with any other standard required by the Delaware General Corporation Law.

     The Corporation shall indemnify an Indemnified Party if such Indemnified Party was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of (a) the fact that the Indemnified Party is or was a director, officer, employee or agent of the Corporation, (b) the fact that the Indemnified Party is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or (c) any action or inaction by the Indemnified Party while acting as such a director, officer, employee or agent, against expenses (including attorneys' fees) actually and reasonably incurred by the Indemnified Party in connection with the defense or settlement of such action or suit to the maximum extent permitted by the Delaware General Corporation Law, except that no indemnification shall be made in respect of any claim, issue or matter as to which Indemnified Party shall have been adjudged to be liable to the Corporation unless and only to the extent permitted by Section 8.4 below or if the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the Indemnified Party is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

     The Corporation shall indemnify the Indemnified Party against and advance to such Indemnified Party expenses (including attorneys' fees) and any costs of settlement actually and reasonably incurred by the Indemnified Party in defense of any action, suit or proceeding referred to in Sections 8.2 and 8.3 of this
Article VIII or in defense of any claim, issue or matter therein or any portion thereof. Expenses (including, without limitation, attorneys' fees) incurred by an Indemnified Party in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as permitted by law.

     Article VIII, Section 6 of the Registrant's By-Laws provides as follows:
The Corporation shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware and the Amended and Restated Certificate of Incorporation.

     Each of the directors of the Registrant are parties to indemnification agreements whereby the Registrant agrees to indemnify each director to the fullest extent authorized or permitted by law for claims relating to the fact that the individual is or was a director of the Registrant. The agreement also provides that if the Registrant maintains an insurance policy providing directors liability insurance, the director shall be covered to the maximum extent of the coverage available.

     The foregoing statements and discussion are subject to the detailed provisions of Section 102(b)(7) of the DGCL, Articles VII and VIII of the Amended and Restated Certificate of Incorporation of the Registrant and Article VIII, Section 6 of the By-Laws of the Registrant, as applicable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On November 12, 1998, the Registrant conducted a 1:5 reverse split of its common stock. All amounts listed below are adjusted to reflect the reverse split.

     From April 1996 through October 1997, the Registrant issued 100.2 units of its securities at a price of $50,000 per unit, each unit consisting of one convertible subordinated promissory note in the amount of $50,000 and one warrant to purchase 2,000 shares of its common stock at an exercise price of $12.00 per share, to various accredited investors for an aggregate offering price of $5,010,000.

     In September 1997, the Registrant issued 4,682 shares of its common stock to an individual investor for an aggregate purchase price of approximately $250,000.

     In October 1997, the Registrant issued 5,000 shares of its common stock to three individuals upon the conversion of $250,000 principal amount of the Registrant's convertible promissory notes.

     From November 1997 to January 1998, the Registrant sold 62,961 shares of its common stock and warrants to purchase 62,961 shares of its common stock to various accredited investors for an aggregate purchase price of $3,362,117.

     In January 1998, the Registrant issued warrants to purchase 2,000 shares of its common stock at $12.00 to an individual in consideration for services rendered.

     In March 1998, the Registrant issued warrants to purchase 24,000 shares of its common stock at an exercise price of $12.00 per share to the assignees of certain convertible subordinated promissory notes of the Registrant. No additional cash consideration was received.

     In April 1998, the Registrant issued warrants to purchase an aggregate of 62,861 shares of its common stock at an exercise price of $12.00 per share to various employees and designees of a consultant to the Registrant in consideration for services rendered.

     In June 1998, the Registrant sold a total of 5,000 shares of its common stock to six accredited investors for an aggregate purchase price of $267,000.

     In July 1998, the Registrant issued 1,000 shares of its common stock to a service provider in exchange for services rendered.

     In October 1998, the Registrant issued an aggregate of 775,975 shares of its common stock to 58 holders of the Registrant's promissory notes upon the conversion of an aggregate of $775,975 outstanding principal under the notes.

     In October 1998, the Registrant issued convertible promissory notes totaling $5,060,000 to Atocha, L.P. in exchange for loans in the same amount. The notes were convertible into the Series B Preferred Stock of the Registrant. On March 13, 2000, all outstanding principal and interest outstanding on these notes was converted into 5,463,764 shares of the Registrant's Series B Preferred Stock at a conversion price of $1.00 per share.

     In November 1998, the Registrant issued 15,000 shares of its common stock to an individual investor for aggregate consideration of $15,000.

     In November 1998, the Registrant issued 6,434 shares of its common stock to a promissory note holder upon conversion of a $6,434 promissory note previously issued by the Registrant.

     In January 1999, the Registrant issued 25,000 shares of common stock to Tony Bansal in consideration for services rendered to the Registrant and pursuant to his employment contract with the Registrant.

     In August 1999, the Registrant issued 329,632 shares of its common stock to DMX Divestiture Corporation in exchange for substantially all of the assets of Datamatix, Inc.

     In November 1999, the Registrant issued a convertible promissory note in the amount of $7,000,000 to Atocha, L.P. in exchange for a loan in the same amount. This Note was convertible into shares of the Series C Preferred Stock of the Registrant. On March 13, 2000, all outstanding principal and interest under the Note was converted into 2,550,465 shares of Series C Preferred Stock at a price of $2.86 per share.

     In September 1999, the Registrant issued 4,518 shares of is common stock to a promissory note holder upon conversion of $12,992 outstanding under the promissory note.

     In October 1999 and November 1999, the Registrant issued 2,916,455 shares of its common stock to accredited investors at $2.86 per share for aggregate consideration of approximately $8,341,061.

     In October 1999, the Registrant issued 80,664 shares of its common stock to promissory note holders upon the conversion of an aggregate of $230,768 outstanding under promissory notes previously issued by the Registrant.

     In January 2000, the Registrant issued a convertible promissory note in the amount of $3,000,000 to Adam Solomon Investments, L.L.C., in exchange for a loan in the same amount. The Note was convertible into shares of Series D preferred stock of the Registrant. In March 2000, the outstanding principal and interest of the note was converted into 514,162 shares of Series D preferred stock of the Registrant at a conversion price of $5.8347 per share.

     In February 2000, the Registrant issued a convertible promissory note in the amount of $2,500,000 to Sentinel Capital Partners II, L.P. in exchange for a loan in the same amount. The note was convertible into shares of the Registrant's Series D preferred stock. In March 2000, the outstanding principal and interest of the Note was converted into 454,159 shares of Series D Preferred Stock of the Registrant at a conversion price of $5.8347 per share.

     In March 2000, the Registrant issued 4,284 shares of its common stock to Tony Bansal in consideration for services rendered to the Registrant and pursuant to his employment contract with the Registrant.

     In March and April 2000, the Registrant sold 8,709,902 shares of its Series D preferred stock for aggregate cash proceeds of $50.8 million to various accredited investors pursuant to Rule 506 promulgated under the Securities Act of 1933 based upon representations from each such investor that such investor qualified as an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act.

     In April 2000, the Registrant issued 28,174 shares of its common stock to three holders of promissory notes of the Registrant upon the conversion of an aggregate of $140,880 of principal and interest outstanding under the notes.

     The Registrant believes each of the transactions set forth above were exempt from the registration requirements under the Securities Act by virtue of
Section 4(2) thereof, or Regulation D thereunder, as transactions by an issuer not involving a public offering. All of the securities were acquired by the recipients for investment and with no view toward distribution. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information. No underwriter was involved in the transactions and no underwriting discounts or commissions were paid.

     In October 1998, pursuant to the terms of an $800,000 promissory note issued by the Registrant to Atocha, L.P., Atocha, L.P. converted its promissory note into 2,971,470 shares of the Registrant's common stock. The Registrant believes the issuance of the shares upon the conversion of this note was exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof, as a security exchange by an existing security holder of the Registrant without additional consideration paid.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

        EXHIBIT
          NO.
------------------------
            1.1**        -- Form of Underwriting Agreement.
            2.1*         -- Asset Purchase Agreement by and among Digital Commerce
                            Corporation and Datamatix, Inc., dated as of August 23,
                            1999 (Pursuant to the rules of the Commission, the
                            schedules and exhibits have been omitted. Upon request of
                            the Commission, Digital Commerce will supplementally
                            supply such schedules and exhibits to the Commission.)
            3.1*         -- Amended and Restated Certificate of Incorporation of
                            Digital Commerce Corporation, dated as of March 13, 2000.
            3.2*         -- Bylaws of Digital Commerce Corporation, dated as of March
                            13, 2000.
            4.1*         -- Reference is made to Exhibits 3.1 through 3.2.
            4.2**        -- Form of certificate evidencing shares of the $.01 par
                            value common stock.
            5.1**        -- Opinion of Winstead Sechrest & Minick P.C., counsel to
                            Digital Commerce Corporation, with respect to the
                            securities being issued.
           10.1*         -- 1996 Stock Incentive Plan of Digital Commerce Corporation
                            and form of agreement thereunder.
           10.2*         -- 1998 Stock Option Plan of Digital Commerce Corporation
                            and form of agreement thereunder.
           10.3*         -- Executive Retention Plan of Digital Commerce Corporation
                            and form of agreement thereunder.
           10.4*         -- Grant of Stock Options under Executive Retention Plan,
                            dated April 4, 2000, from Digital Commerce Corporation to
                            Tony Bansal.
           10.5*         -- Grant of Stock Options under Executive Retention Plan,
                            dated April 4, 2000, from Digital Commerce Corporation to
                            William H. Seippel.
           10.6*         -- Employment Agreement dated as of January 1, 1999, by and between Digital Commerce Corporation and Tony Bansal.
           10.7*         -- Agreement dated as of October 8, 1999, by and between
                            Digital Commerce Corporation and William H. Seippel.
           10.8*         -- Retention Agreement dated as of April 4, 2000, by and
                            between Digital Commerce Corporation and Tony Bansal.
           10.9*         -- Retention Agreement dated as of April 4, 2000, by and
                            between Digital Commerce Corporation and William H.
                            Seippel.

        EXHIBIT
          NO.
------------------------
           10.10*        -- Form of Retention Agreement entered into between Digital
                            Commerce Corporation and certain executive officers.
           10.11*        -- Form of Indemnification Agreement entered into between
                            Digital Commerce Corporation and its directors and
                            certain executive officers.
           10.12*        -- Lease dated January 5, 2000 by and between Ocean Park
                            Management Company, Ltd. and Digital Commerce
                            Corporation.
           10.13*        -- Office Lease by and between First Campbell Associates
                            L.C., Loudoun Center L.C., Fairfax Corner Associates
                            L.C., Blue Ridge Associates L.C., Mirror Ridge Associates
                            L.C. and King Street II L.C. and Digital Commerce
                            Corporation dated January 24, 2000.
           10.14*        -- First Amendment to Office Lease Agreement by and between
                            First Campbell Associates L.C., Loudoun Center L.C.,
                            Fairfax Corner Associates L.C., Blue Ridge Associates
                            L.C., Mirror Ridge Associates L.C. and King Street II
                            L.C. and Digital Commerce Corporation dated February 22,
                            2000.
           10.15*        -- Office Lease between Churoad Associates, L.P. and
                            Datamatix dated October 20, 1997.
           10.16*        -- Sublease Agreement between Lucas Industries, Inc. and
                            Digital Commerce Corporation dated as of June 25, 1996.
           10.17*        -- Settlement and Sublease Modification Agreement dated as of September 8, 1998 by and between Lucas Industries,
                            Inc. and Digital Commerce Corporation.
           10.18*        -- Agreement between the Connecticut Department of
                            Administrative Services and Digital Commerce Corporation,
                            as amended.
           10.19*        -- Fairfax County Contract number RQ700012.16A, dated
                            January 10, 1997 between Fairfax County Public Schools
                            and Datamatix, Inc., as amended.
           10.20*        -- Software End-User License Agreement, dated as of March
                            13, 2000, by and between SAP Public Sector and Education,
                            Inc. and Digital Commerce Corporation.
           10.21*        -- Software License Agreement, dated as of June 16, 1998, by and between US WEST Communication Services, Inc. and
                            Datamatix, Inc.
           10.22*        -- Software License Agreement, dated February 4, 1998,
                            between InterWorld Corporation and Digital Commerce
                            Corporation.
           10.23*        -- Service Agreement and License, dated January 20, 2000, by and between Tech Data Corporation and Digital Commerce
                            Corporation.
           10.24*        -- Master Service Agreement, dated January 29, 1999, by and between Digital Commerce Corporation and Frontier Global
                            Center.
           10.25*        -- Securities Purchase Agreement among Digital Commerce
                            Corporation, Weston Presidio Capital III, L.P., Highland
                            Capital Partners V, L.P. and certain other investors
                            listed therein, dated as of March 13, 2000 (Pursuant to
                            the rules of the Commission, the schedules and exhibits
                            have been omitted. Upon request of the Commission,
                            Digital Commerce will supplementally supply such
                            schedules and exhibits to the Commission.)
           10.26*        -- Registration Rights Agreement, dated as of March 13,
                            2000, among Digital Commerce Corporation, Weston Presidio
                            Capital III, L.P., Highland Capital Partners V, L.P. and
                            certain other investors, Atocha, L.P., Tony Bansal and
                            William H. Seippel.

        EXHIBIT
          NO.
------------------------
           10.27*        -- Stockholders Agreement, dated as of March 13, 2000, among
                            Digital Commerce Corporation, Weston Presidio Capital
                            III, L.P., Highland Capital Partners V, L.P., certain
                            other investors, Atocha, L.P., Tony Bansal and William H.
                            Seippel.
           10.28**       -- 2000 Flexible Incentive Plan.
           16.1*         -- Letter from PricewaterhouseCoopers LLP on change in
                            certifying accountant.
           21.1*         -- Subsidiaries of Digital Commerce Corporation.
           23.1*         -- Consent of Ernst & Young LLP.
           23.2*         -- Consent of Ernst & Young LLP.
           23.3*         -- Consent of PricewaterhouseCoopers LLP.
           23.4**        -- Consent of Winstead Sechrest & Minick P.C. (included in
                            Exhibit 5.1).
           24.1*         -- Powers of Attorney (included as part of signature page of this Registration Statement).
           27.1*         -- Financial Data Schedule.

------------

 * Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) of 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Herndon, State of Virginia, on the 2nd day of May, 2000.

                                            DIGITAL COMMERCE CORPORATION

                                            By:      /s/ TONY BANSAL
                                              ----------------------------------
                                                        Tony Bansal
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Digital Commerce Corporation, do hereby constitute and appoint Tony Bansal and William H. Seippel our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                                                       Chairman of the Board
-----------------------------------------------------
                  Thomas J. Cirrito

                   /s/ TONY BANSAL                     President, Chief Executive      May 2, 2000
-----------------------------------------------------    Officer and Director
                     Tony Bansal                         (Principal Executive
                                                         Officer)

               /s/ WILLIAM H. SEIPPEL                  Chief Financial Officer and     May 2, 2000
-----------------------------------------------------    Director (Principal
                 William H. Seippel                      Financial Officer and
                                                         Principal Accounting
                                                         Officer)

             /s/ DR. JOHN M. POINDEXTER                Director                        May 2, 2000
-----------------------------------------------------
               Dr. John M. Poindexter

                                 EXHIBIT INDEX

        EXHIBIT
          NO.
------------------------
            1.1**        -- Form of Underwriting Agreement.
            2.1*         -- Asset Purchase Agreement by and among Digital Commerce
                            Corporation and Datamatix, Inc., dated as of August 23,
                            1999 (Pursuant to the rules of the Commission, the
                            schedules and exhibits have been omitted. Upon request of
                            the Commission, Digital Commerce will supplementally
                            supply such schedules and exhibits to the Commission.)
            3.1*         -- Amended and Restated Certificate of Incorporation of
                            Digital Commerce Corporation, dated as of March 13, 2000.
            3.2*         -- Bylaws of Digital Commerce Corporation, dated as of March
                            13, 2000.
            4.1*         -- Reference is made to Exhibits 3.1 through 3.2.
            4.2**        -- Form of certificate evidencing shares of the $.01 par
                            value common stock.
            5.1**        -- Opinion of Winstead Sechrest & Minick P.C., counsel to
                            Digital Commerce Corporation, with respect to the
                            securities being issued.
           10.1*         -- 1996 Stock Incentive Plan of Digital Commerce Corporation
                            and form of agreement thereunder.
           10.2*         -- 1998 Stock Option Plan of Digital Commerce Corporation
                            and form of agreement thereunder.
           10.3*         -- Executive Retention Plan of Digital Commerce Corporation
                            and form of agreement thereunder.
           10.4*         -- Grant of Stock Options under Executive Retention Plan,
                            dated April 4, 2000, from Digital Commerce Corporation to
                            Tony Bansal.
           10.5*         -- Grant of Stock Options under Executive Retention Plan,
                            dated April 4, 2000, from Digital Commerce Corporation to
                            William H. Seippel.
           10.6*         -- Employment Agreement dated as of January 1, 1999, by and between Digital Commerce Corporation and Tony Bansal.
           10.7*         -- Agreement dated as of October 8, 1999, by and between
                            Digital Commerce Corporation and William H. Seippel.
           10.8*         -- Retention Agreement dated as of April 4, 2000, by and
                            between Digital Commerce Corporation and Tony Bansal.
           10.9*         -- Retention Agreement dated as of April 4, 2000, by and
                            between Digital Commerce Corporation and William H.
                            Seippel.
           10.10*        -- Form of Retention Agreement entered into between Digital
                            Commerce Corporation and certain executive officers.
           10.11*        -- Form of Indemnification Agreement entered into between
                            Digital Commerce Corporation and its directors and
                            certain executive officers.
           10.12*        -- Lease dated January 5, 2000 by and between Ocean Park
                            Management Company, Ltd. and Digital Commerce
                            Corporation.
           10.13*        -- Office Lease by and between First Campbell Associates
                            L.C., Loudoun Center L.C., Fairfax Corner Associates
                            L.C., Blue Ridge Associates L.C., Mirror Ridge Associates
                            L.C. and King Street II L.C. and Digital Commerce
                            Corporation dated January 24, 2000.

        EXHIBIT
          NO.
------------------------
           10.14*        -- First Amendment to Office Lease Agreement by and between
                            First Campbell Associates L.C., Loudoun Center L.C.,
                            Fairfax Corner Associates L.C., Blue Ridge Associates
                            L.C., Mirror Ridge Associates L.C. and King Street II
                            L.C. and Digital Commerce Corporation dated February 22,
                            2000.
           10.15*        -- Office Lease between Churoad Associates, L.P. and
                            Datamatix dated October 20, 1997.
           10.16*        -- Sublease Agreement between Lucas Industries, Inc. and
                            Digital Commerce Corporation dated as of June 25, 1996.
           10.17*        -- Settlement and Sublease Modification Agreement dated as of September 8, 1998 by and between Lucas Industries,
                            Inc. and Digital Commerce Corporation.
           10.18*        -- Agreement between the Connecticut Department of
                            Administrative Services and Digital Commerce Corporation,
                            as amended.
           10.19*        -- Fairfax County Contract number RQ700012.16A, dated
                            January 10, 1997 between Fairfax County Public Schools
                            and Datamatix, Inc., as amended.
           10.20*        -- Software End-User License Agreement, dated as of March
                            13, 2000, by and between SAP Public Sector and Education,
                            Inc. and Digital Commerce Corporation.
           10.21*        -- Software License Agreement, dated as of June 16, 1998, by and between US WEST Communication Services, Inc. and
                            Datamatix, Inc.
           10.22*        -- Software License Agreement, dated February 4, 1998,
                            between InterWorld Corporation and Digital Commerce
                            Corporation.
           10.23*        -- Service Agreement and License, dated January 20, 2000, by and between Tech Data Corporation and Digital Commerce
                            Corporation.
           10.24*        -- Master Service Agreement, dated January 29, 1999, by and between Digital Commerce Corporation and Frontier Global
                            Center.
           10.25*        -- Securities Purchase Agreement among Digital Commerce
                            Corporation, Weston Presidio Capital III, L.P., Highland
                            Capital Partners V, L.P. and certain other investors
                            listed therein, dated as of March 13, 2000 (Pursuant to
                            the rules of the Commission, the schedules and exhibits
                            have been omitted. Upon request of the Commission,
                            Digital Commerce will supplementally supply such
                            schedules and exhibits to the Commission.)
           10.26*        -- Registration Rights Agreement, dated as of March 13,
                            2000, among Digital Commerce Corporation, Weston Presidio
                            Capital III, L.P., Highland Capital Partners V, L.P. and
                            certain other investors, Atocha, L.P., Tony Bansal and
                            William H. Seippel.
           10.27*        -- Stockholders Agreement, dated as of March 13, 2000, among
                            Digital Commerce Corporation, Weston Presidio Capital
                            III, L.P., Highland Capital Partners V, L.P., certain
                            other investors, Atocha, L.P., Tony Bansal and William H.
                            Seippel.
           10.28**       -- 2000 Flexible Incentive Plan.
           16.1*         -- Letter from PricewaterhouseCoopers LLP on change in
                            certifying accountant.
           21.1*         -- Subsidiaries of Digital Commerce Corporation.
           23.1*         -- Consent of Ernst & Young LLP.

        EXHIBIT
          NO.
------------------------
           23.2*         -- Consent of Ernst & Young LLP.
           23.3*         -- Consent of PricewaterhouseCoopers LLP.
           23.4**        -- Consent of Winstead Sechrest & Minick P.C. (included in
                            Exhibit 5.1).
           24.1*         -- Powers of Attorney (included as part of signature page of this Registration Statement).
           27.1*         -- Financial Data Schedule.

------------

 * Filed herewith.

** To be filed by amendment.